Actuant

Actuant

2006 ANNUAL REPORT



PEOPLE: DRIVEN TO LEAD


Actuant

5-YEAR HIGHLIGHTS

NET SALES


02 03 04 05 06
millions
$1,300
1,150
1,000
850
700
550
400

DILUTED EARNINGS PER SHARE BEFORE SPECIAL ITEMS[1]


02 03 04 05 06
dollars
$3.00
2.60
2.20
1.80
1.40
1.00
.60

OPERATING PROFIT


02 03 04 05 06
millions
$160
140
120
100
80
60
40

FREE CASH FLOW[1]


02 03 04 05 06
millions
$115
100
85
70
55
40
25

5-YEAR STOCK PRICE RANGE


02
03
04
05
06
dollars
$70
60
50
40
30
20
10

(1) See page 20 for calculation of diluted EPS before special items and free cash flow.

BUSINESS PROFILE

Actuant businesses are market leaders in branded tools and supplies and highly engineered solutions.

TOOLS & SUPPLIES

ACME ELECTRIC

ACTOWN ◦ ANCOR

BEP MARINE ◦ DEL CITY

DL RICCI ◦ DRESCO

ENERPAC ◦ GARDNER BENDER

GUEST ◦ HYDRATIGHT

KOPP ◦ MARINCO

PRECISION SURE-LOCK

A.W. SPERRY

ENGINEERED SOLUTIONS

ACME AEROSPACE

ELLIOTT

GITS MFG. CO. ◦ KWIKEE

MILWAUKEE CYLINDER

NIELSEN-SESSIONS

POWER GEAR

POWER-PACKER

TURNER ELECTRIC

YVEL

2006 SALES BY MARKET



18% Industrial tools & supplies
9% Joint integrity
12% North American electrical
12% European electrical
6% Specialty electrical
6% Professional electrical
9% Automotive actuation systems
8% Recreational vehicle actuation systems
12% Truck actuation systems
8% Other

ACTUANT BUSINESS MODEL


SALES
RETURNS
CORE INTERNAL GROWTH
ACQUISITIONS
INCREMENTAL EARNINGS GROWTH
EPS GROWTH
RETURN ON INVESTED CAPITAL
EMPLOYEE DEVELOPMENT & TRAINING
ACTUANT AIM PROCESS
ACTUANT LEAD PROCESS
REINVEST
FREE CASH FLOW
REDUCE DEBT



Robert C. Arzbaecher,
Chairman and CEO,
14 years with Actuant

SHAREHOLDERS LETTER

GREETINGS FROM ACTUANT

In 2006, Actuant continued its ***Drive to Lead***. Our sales eclipsed the $1 billion mark, and at $1.2 billion, increased 23% over 2005. A significant highlight was our sales growth excluding acquisitions and currency. This closely watched metric was up 9% for the year. We saw profit margins expand which helped drive diluted Earnings Per Share (EPS) growth of 21%, excluding restructuring charges from our European electrical business and tax gains. Our free cash flow surpassed $100 million, representing a 115% conversion of earnings before special items. Lastly, we completed four tuck-in acquisitions, expanding our served markets.

$100 INVESTMENT COMPARISON


9/4/01
6/4/06
dollars
Actuant
Dow
S&P
$700
600
500
400
300
200
100

Fiscal 2006 represented solid execution of our business model, which was implemented in 2003 and is illustrated to the left. It starts with above-average core growth from our business units. This growth is supplemented with acquisitions to create incremental profit. We use our key processes and training to accelerate margin expansion and create higher returns on invested capital. We then take the cash flow from these efforts and feed growth initiatives, fund acquisitions and pay down debt.

It is important to note that our business model has evolved. We did not add our Acquisition Integration Model (AIM) or Employee Development and Training modules until 2004. Solid execution combined with thoughtful evolution has allowed our business model to improve over time.

We believe this model, consistently deployed, will generate upper quartile EPS growth and returns. Over the last five years, it has resulted in compound annual growth rates in excess of 20% for sales and EPS. Shareholders have been rewarded by this performance with a stock price that has grown fourfold. This stock price appreciation represents a compounded annual return of 34% over the last five fiscal years—much higher than most indexes and industrial peers.

Our business model can only be successful if we have motivated and properly trained managers and employees. We've increased our training activities and improved our organizational competencies significantly. This has benefited us as we integrated nine acquisitions in the last two years.

Our approach to continuous improvement, the **LEAD** Process—Lean Enterprise Across Disciplines—is an important element of the business model. 2006 marked an important change in our **LEAD** strategy. The **LEAD** initiative transformed from a tool box of improvement tools to a standard, integrated process in which all business units have a formalized program. We've devoted pages 12-15 of this report to describe our **LEAD** Process in greater detail.

In the rest of this report, you'll learn more about the various parts of the Actuant business model through the eyes of Actuant employees. You'll learn about growth initiatives, acquisitions, customer awards and our financial performance.

As we look forward to 2007, it's more of the same—core sales growth, acquisitions, process improvement and free cash flow to reinvest in growth or to reduce debt. We will continue to work on our organizational readiness and development; critical programs required to meet our long-term growth aspirations.

In closing, I would like to thank all Actuant stakeholders—shareholders, customers, employees, and suppliers. Together in the last six years, we have accomplished a lot. As proud as I am of the past, our focus is on the future; growth, development, and shareholder value.

Sincerely,

Robert C. Arzbaecher
Chairman and CEO



MEET RAYMOND SHAW

He is one of more than 500 Chinese employees helping Actuant expand in this rapidly growing country. In China, we are building infrastructure, incubating additional business, and sourcing components so we can be a global low-cost provider to our customers.



NANTONG SPORTS STADIUM

One of the 44 wheeled trolleys which provide the 2,200 ton retractable roof's actuation. Hydraulic cylinders on the trolley move in concert with the shape of the roof to precisely control movement.

GROWTH

EMERGING MARKET GROWTH

Actuant businesses are participating in the tremendous infrastructure growth in China. Our best global technologies have been modified by local Chinese engineers for applications in the China market. In effect, it is leveraging a global organization with local expertise.

Our infrastructure work in China includes moving the Shanghai Concert Hall in 2004. Enerpac hydraulic systems moved this cultural landmark away from a highway which was interfering with its acoustics. Construction was completed on the Nantong Sports Stadium in 2006 where an Enerpac system is opening and closing the retractable roof. Most recently, Enerpac lifted the 14,000 ton roof on the Olympic Stadium (also known as the Bird's Nest) in Beijing.

Actuant is penetrating the heavy-duty truck market in China with Power-Packer cab tilt systems and Gits diesel engine actuation systems.

In an effort to cost-effectively launch other Actuant businesses in China, we initiated an incubator concept. A team of Actuant employees supports multiple businesses, and as these businesses expand, additional resources are allocated directly until they emerge from the incubator on a stand-alone basis.

Beyond local market initiatives, our China sourcing team supports all of Actuant as we seek to be low-cost providers on a global basis. Approximately 100 employees are dedicated to this effort with 15-20% of Actuant's parts and components sourced in China today, and additional opportunities are surfacing daily. Utilizing China sourcing is another way Actuant adds significant value for customers and acquired businesses.



Power-Packer cab tilt cylinder and pump for a China truck customer

"Innovations by our local employees in China—both in technology and in business—will contribute greatly to Actuant's sustainable internal growth."

Raymond Shaw,
China Business Leader,
6 years with Actuant

ENERPAC

POWER-PACKER




Hand Pump Line

"What drives our business is the vision of creating innovative engineered solutions for our customers to give them a competitive market advantage."

Daryl Lilly, President,
Gits Manufacturing Co.,
10 years with Gits,
2 years with Actuant





A FOCUS ON EMISSION REDUCTIONS

Air emission reduction is a worldwide focus, and diesel engine emission standards are becoming increasingly stringent as shown to the right. Daryl Lilly and the Gits Manufacturing team are helping customers worldwide meet these new standards.


PM (g/km)
10
.09
08
.07
.06
05
04
.03
.02
01
'96
'00
'94
'04
'01
'05
'05
'10
'07
2010 requirement
nox (g/km) 1.0 .9 .8 .7 .6 5 .4 3 2 .1

GROWTH

Gits creates modulated valves and associated actuation systems that work in the hostile environment of a diesel engine or turbocharger. Our customers are both tier-one engine Original Equipment Manufacturers (OEMs) and tier-two turbocharger manufacturers. These systems help customers reduce emissions, boost horsepower and improve fuel economy.

While our success started with Class 8 (heavy-duty) trucks in North America, our markets are expanding both geographically and into other vehicles as worldwide acceptance of diesel engines spreads. We see numerous opportunities for Gits to expand its served market in the U.S., Asia and Europe.



Gits introduced new actuated valve products to meet customer needs, including the turbine bypass valve (above) and cooler bypass valve (below)



2007 emissions standards are simultaneously delaying and accelerating our order volumes. While we manage these variables, we are already working with our customers to develop innovative solutions in air flow management to ensure their products achieve the substantial emissions reductions required by new U.S. regulations that take effect in 2010. Diesel engine and turbocharger OEMs have significant design and development initiatives underway to meet these requirements, and we anticipate robust demand for Gits technology solutions to support their efforts.





JOINT INTEGRITY

Brian Kobylinski is the Leader of Hydratight, Actuant's joint integrity business. In just under two years, a business that began as a torque wrench product line for Enerpac has transformed into one of Actuant's largest business units.



GROWTH



PROVIDING JOINT INTEGRITY FOR GROWING ENERGY MARKETS

We make products and provide services for joints, flanges and other connections in the power generation, oil and gas, and other industries. We are among the few companies focused on the integrity of the joint and have helped set industry standards for training, technical specifications and safety. Hydratight is our primary brand, but other brands include D.L. Ricci, Morgrip, Aquajack, Informate, RSL and JDMS.

Over 600 employees in 24 locations across the globe serve construction companies, oil and gas pipeline service companies, pipeline owners and power generators. For some customers, we do this in the relatively calm environment of a utility power station. For others, we work in the extreme environment of an offshore oil rig in the middle of the North Sea.

"For the first time in 20 years, capacity needs to catch up to demand. Hydratight's market leading joint-integrity solutions, safety record and investments in new infrastructure, capabilities and technologies position us to gain share in a growing market."

Brian Kobylinski,
Hydratight Leader,
2 years with Hydratight,
13 years with Actuant

Hydratight's joint-integrity leadership creates a sound platform to take on today's requirements and address future needs. Increased global energy demand fuels the dramatic growth in this business, necessitating maintenance to prolong the useful life of existing assets and leading to new geography, technology and construction. More joints need maintenance to prolong the life of older pipelines, while the use of higher pressures in newer exploration places a premium on leak-free connections. We are building new infrastructure in places such as Azerbaijan, developing new technologies like our sub-sea repair clamps, and targeting new projects as well as augmenting our product offering through acquisitions like D.L Ricci.


hydratight


ENERPAC



Actuant holds a leadership position in marine electrical products. With Actuant's Marinco, Ancor, Guest, and now BEP Marine product lines, we provide marine power from the dock throughout the boat.


OR
AC DISTRIBUTION PANEL


MARINE

Ross Pratt (left), Sales and Marketing Leader, BEP Marine, 27 years (co-founder), 1 year with Actuant. Pictured with BEP leaders Chris Wilkins (center) and Mark Raines (right).

ACQUISITIONS

Tuck-in acquisitions are an important contributor to Actuant's growth. We define a tuck-in acquisition as a company that is an easy fit with our existing businesses. These companies complement Actuant business units with products, markets or geographical expansion. In selecting acquisitions, we use a disciplined process that carefully considers the potential return on invested capital. We add value to the acquired company through our Acquisition Integration Model (AIM), which applies the principles of the LEAD Process and enhances acquired companies' customer service, reduces waste, and achieves additional returns on investment. This year, Actuant completed four tuck-in acquisitions. Here's a closer look at two recent additions:

ACTUANT AIM PROCESS
ACQUISITION INTEGRATION MODEL

BEP MARINE

Ross Pratt and the team at BEP Marine (BEP) build battery systems, switches and distribution panels for boats. Based in New Zealand, BEP dominates the New Zealand and Australian markets and has a presence in Europe and Asia. Given its U.S. market-leading position with Marinco, Guest and Ancor, Actuant can help BEP grow in North America. Conversely, BEP's strength in its region creates a sales opportunity for Actuant's other marine businesses.

Ross Pratt leads BEP with Mark Raines and Chris Wilkins. While Ross, Mark and Chris are now part of a billion dollar New York Stock Exchange company, they can still manage BEP entrepreneurially. They have the autonomy to maintain BEP's culture and grow their business. There is more collaborative marketing and engineering. Actuant adds value by sharing process improvement, best practices, providing the capital BEP needs to grow internationally, and access to our support infrastructure in the U.S. marine market.

"Actuant's purchase of our company opens doors to worldwide sourcing and selling opportunities that Precision SURE-LOCK could never have achieved on its own."

Bob Van Noord,
Precision SURE-LOCK Leader,
4 years with Precision SURE-LOCK,
1 year with Actuant



PRECISION SURE-LOCK

Based in Dallas, Texas, Precision SURE-LOCK maintains a leading U.S. market position in concrete pre- and post-tensioning products used to strengthen concrete. Precision SURE-LOCK produces chucks, wedges, stressing jacks and fabrication equipment employed by concrete tensioning system designers, fabricators and installers. These products are used in residential, commercial and public-works concrete construction as well as in underground mining and ground stabilization applications.

Precision SURE-LOCK and Enerpac serve many of the same customers in the construction industry, and significant synergies are created by this acquisition. As Precision SURE-LOCK seeks to expand beyond its North American market, Enerpac's global distribution network can open doors for growth in Precision's tensioning products.

PRECISION SURE-LOCK®
A COMMITMENT TO EXCELLENCE


FAILED
ENERPAC
Actuant

WHAT IS THE LEAD PROCESS?

LEAD, Lean Enterprise Across Disciplines, is the formal process we use to enhance customer satisfaction and create shareholder value. The LEAD Process engages our entire workforce to deliver what the customer needs by eliminating waste, reducing working capital, increasing quality and doing the job right the first time. An important piece of our business model, the LEAD Process helps us expand margins and drive incremental cash flow.

ACTUANT
LEAD
PROCESS
LEAN ENTERPRISE ACROSS DISCIPLINES

"LEAD is Actuant's way of doing business. It is a never-ending journey that continually asks what the customer expects of us. We eliminate everything else."

Guus Boel,
LEAD Steering Committee Chairman,
20 years with Actuant

PROCESS IMPROVEMENT

LEAN MANUFACTURING

The business media often refers to lean manufacturing as an ongoing process or journey. Actuant has traveled far along this process improvement road. Let's look at Actuant from various vantage points—through the eyes of our LEAD Process champions, employees and a customer.

By way of history, process improvement formally began at Actuant in 1997 with Kaizen and Kanban at Enerpac. We achieved immediate results, mainly by improving product delivery. The LEAD Process became a tool box of process improvement tools used in a variety of ways by different Actuant businesses.

A year ago, Actuant took an important step on the process improvement journey. We moved from a tool box approach to a mandatory, formalized LEAD Process that applies best practices across all of Actuant. Actuant also created a five-member steering committee that supports a consistent and effective application of LEAD.

Here's how it works. Annually, each Actuant business completes a self-assessment and creates a LEAD Process plan defining the steps it will take to get to the next level. The business executes the plan and monitors its progress throughout the year. An annual assessment is made to verify each business is reaching its goals.

Actuant partnered with the Milwaukee School of Engineering (MSOE) Business Excellence Consortium to create LEAD coordinator training. This unique partnership brings Actuant leaders from the far reaches of the globe to our training center in Glendale, Wisconsin, to learn our process improvement disciplines and enhance their skills.

Continuous improvement requires us to constantly look for ways we can do things better. It is about planning. It is about listening to the customer. It is about becoming 'best in class' at every level.

"LEAD is a non-negotiable culture and process. It defines our future success. As our trade partners become stronger and elevate expectations, our demonstrated success in eliminating non-value-added activities and addressing voice of the customer needs will drive performance."

Benjamin Johansen, Gardner Bender Leader, 1 year with Actuant



*Below, MSOE's **LEAD** trainer Terry Deuel and Marc A. Annacchino (seated), director of the Business Excellence Consortium*


Actuant
THE DRIVE TO LEAD

"LEAD is a mindset and a culture, not just a process."

Jeff Baldwin,
LEAD Steering Committee,
7 years with Actuant

"Actuant's LEAD Process enables and empowers people. Employees hate waste and LEAD gives them the tools to make critical changes in the way they work in order to become globally competitive. Consider these results: Turner Electric's LEAD initiative helped them win an electric utility contract that expanded their sales by 10%. Elliott's Kaizen events have each produced at least 20% improvement in productivity. One Elliott Kaizen event reduced set-up times on lathes by 50%."

Dave Buck,
LEAD Steering Committee,
2 years with Actuant



Whether new or experienced, every employee at Actuant is
It stresses communication. And it encourages

"LEAD helps us to focus on the value stream of each business process. It helps us identify any non-value-added activity and get rid of it. To customers, this means better quality, higher flexibility, and improved delivery. For Actuant, this increases throughput time and reduces costs, giving us a competitive advantage."

Thijs Keuning,
LEAD Steering
Committee,
12 years with Actuant



"One of the first things I was told is that the engineers work for me. I'm treated as the expert because I work with the parts day in and day out, and engineers respect that. They come to me to learn how to make it better."

David Grill (above),
Power-Packer
Technical Support

"Any problem that arises, I'm empowered to solve."

Romona Covington
(below),
Power-Packer
Team Captain





FINANCIAL REVIEW

Actuant continued its profitable growth in fiscal 2006 with record sales, earnings and cash flow. Part of the growth came from acquisitions, and part from our base businesses. The diversity of our business contributed to our success. The foundations of our business model drove the record results: a focus on return on invested capital (ROIC), a continuous improvement culture and the deployment of capital to organic growth and business acquisitions.

FISCAL 2006 FINANCIAL HIGHLIGHTS INCLUDED:

- A 23% increase in sales to over $1.2 billion
- Operating profit margin expansion to 12.8%
- 24% increase in diluted EPS, or 21% excluding tax gains and restructuring charge
- Free cash flow of $102 million or approximately 115% of net income

SALES

Sales increased 23% in 2006 reflecting acquisitions and strong core growth.

- Acquisitions and core growth accounted for 18% and 9% respectively, of the 23% sales growth, and were partially offset by a 4% decline due to changes in foreign currency translation rates.
- Acquisitions (both 2006 and 2005 carryover) increased sales in fiscal 2006 by approximately $175 million.
- Core sales growth primarily came from new product introductions, increased pricing, market share gains and new market penetration, whether from geographic expansion or moving into additional distribution channels.
- All of our businesses generated year-over-year sales growth in fiscal 2006, with the exception of those serving the recreational vehicle market, due to declines in industry-wide motorhome production.

OPERATING PROFIT

Operating profit increased approximately 26% to $154 million, attributable to higher sales volumes and profit margins.

- Fiscal 2006 operating profit included approximately $5 million of restructuring costs for our European electrical operations. We will be reducing employment levels and manufacturing overhead in these operations, with the goal of simplifying the business and creating a more variable cost structure to increase cost competitiveness.

"The diversity of our business once again contributed to record results."

Andy Lampereur,
Chief Financial Officer,
13 years with Actuant



SALES BY CUSTOMER


Top 5 Customers 12%
Others 88%

SALES BY GEOGRAPHY


Americas
55%
Europe
40%
Asia 5%

NET SALES


02 03 04 05 06
millions
$1400
1200
1000
800
600
400
200

EARNINGS MARGIN
(Earnings from continuing operations/sales)


02 03 04 05 06
percent
8%
7%
6%
5%
4%
3%
2%

CASH FLOW FROM OPERATING ACTIVITIES AS A % OF SALES


02 03 04 05 06
percent
11%
10%
9%
8%
7%
6%
5%

CAPITAL EXPENDITURES


02 03 04 05 06
millions
$20
18
16
14
12
10
8

- Operating profit margins increased, despite higher input costs, including materials and labor, and lower than normal margins in our automotive and European electrical businesses. We were able to more than offset these with increased low cost country sourcing savings, benefits from our **LEAD** Process, price increases and favorable mix.

EARNINGS

The combination of higher operating income and lower effective income tax rates, partially offset by higher financing costs, drove a 30% year-over-year increase in net income.

- The $92.6 million of fiscal 2006 net earnings included a net $4.5 million (or $0.14/share) European electrical restructuring charge and income tax gains of $8.0 million ($0.25/share) from the reversal of a tax valuation allowance for net operating losses and from favorable tax reserve adjustments. This compares to $0.6 million ($0.02/share) of favorable tax adjustments in the prior year. Excluding the tax gains and the European electrical restructuring charge, comparable diluted earnings per share were $2.90 in fiscal 2006, a 21% increase over $2.40 in the prior year.
- This $2.90 of diluted per share earnings was a record for Actuant and represents the fifth consecutive year of earnings growth.

CASH FLOW/DEBT

In addition to growing earnings, Actuant has also consistently grown its free cash flow, which we've used to fund growth initiatives, acquisitions, and repay debt. Solid cash flow generation is the end result of our focus on return on invested capital (ROIC), one of the foundations of our business model.

- Free cash flow in fiscal 2006 was a record $102 million, which was used to fund the majority of the $129 million of capital we deployed in the BEP Marine, DL Ricci, Precision SURE-LOCK and Actown acquisitions during the year.
- The $102 million of free cash flow was approximately 115% of earnings before special items, a strong conversion, and the fifth consecutive year of free cash flow/earnings before special items in excess of 100%.
- Net debt at fiscal year-end totaled approximately $455 million, representing approximately 2.3 times net debt/EBITDA leverage.

ACQUISITIONS/ CAPITAL DEPLOYMENT

- Actuant's cash flow generation since the fiscal 2000 spin-off has enabled the Company to shift its focus away from short-term debt reduction to long-term value-creating growth, including acquisitions. We've generated over $365 million of free cash flow since the spin-off. We also raised approximately $235 million in two equity offerings, and $45 million from business divestitures. This cash flow was primarily used to fund over $650 million of acquisitions over the same period. While our absolute debt level is approximately the same today as it was at the July 31, 2000 spin-off, the company is stronger, larger and positioned for continued growth. The comparison below shows just how far Actuant has come.

US$ in millions	At spin-off	2006
Sales	$ 482 (1)	$ 1,201
Operating profit	$ 72 (1)	$ 154
Net debt	$ 451	$ 455
Net debt/EBITDA	4.0x	2.3x
Shareholders Equity	$ (163)	$ 363
Market Capitalization	$ 142	$ 1,231

(1) *2001, first full year after spin-off*

- Some may question why we don't use current cash flow to pay down the rest of Actuant's debt or buyback Actuant common stock, which has become commonplace among peers. While paying down debt today generates incremental pre-tax interest savings in the 5-6% range, we have been successful in generating much higher returns on acquisitions. Additionally, our debt is comfortably within our 2-3x debt/ EBITDA leverage target zone. Finally, with regard to buying back Actuant stock, we think shareholders will benefit more from our continuing efforts to grow sales and earnings, and not just earnings per share due to fewer outstanding shares.

SUMMARY FINANCIAL DATA

(US$ in millions, except per share amounts)

Operating Results—Fiscal Year Ended August 31,	**2006**	**2005**	**2004**
Net sales	$ 1,201	976	$ 727
Gross profit	405	316	231
Gross profit %	33.7%	32.4%	31.8%
Operating expenses[1]	251	194	141
Operating profit	154	122	90
Operating profit %	12.8%	12.5%	12.4%
Financing costs	26	17	14
Earnings from continuing operations	93	71	24
Earnings from continuing operations %	7.7%	7.3%	3.3%
Diluted earnings per share[2]	3.01	2.42	1.32
Financial Position at End of Fiscal Year			
Accounts receivable	$ 171	131	$ 90
Inventories, net	166	136	87
Property, plant and equipment, net	95	84	48
Goodwill and intangible assets	716	603	168
Total assets	1,213	996	424
Trade accounts payable	122	90	64
Net debt[3]	455	432	188
Shareholders equity	363	245	32
Actual shares outstanding (000s)	27,295	27,047	23,762
Other Information			
Dividends declared per share	$ 0.08	0.08	$ —
Capital expenditures	20	15	11
Depreciation and amortization	28	22	17
Non-cash stock option expense	5	4	—
Year-end market capitalization[4]	1,231	1,147	899

[1] Selling, administrative and engineering expenses, amortization of intangible assets and restructuring charges.

[2] Diluted earnings per share includes the impact of discontinued operations, refinancing/debt extinguishment charges, restructuring charges, and tax adjustments. Excluding these items, diluted earnings per share for fiscal 2006, 2005, and 2004 would have been $2.90, $2.40, and $1.84 per diluted share, respectively. *See page 20 for reconciliations.*

[3] Net debt equals short term borrowings, long term debt including current portion, less cash and cash equivalents.

[4] Market capitalization equals actual shares outstanding x stock price.

TOTAL ASSETS (at fiscal year-end)



02 03 04 05 06
millions
$1400
1200
1000
800
600
400
200

FISCAL YEAR-END MARKET CAPITALIZATION[1]



02 03 04 05 06
millions
$1400
1200
1000
800
600
400
200

[1] *Actual shares outstanding at year-end stock price*

SHAREHOLDER'S EQUITY



02 03 04 05 06
millions
$400
320
240
160
80
0
-80

EMPLOYEES (including temporary workers)



02 03 04 05 06
7000
6000
5000
4000
3000
2000
1000

FINANCIAL INFORMATION

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(US$ in millions, except per share amounts)

Free Cash Flow	2001	2002	2003	2004	2005	2006
Cash provided by continuing operations (GAAP measure)	$ 95	$ 19	$ 49	$ 48	$ 97	$ 122
Capital expenditures, net of proceeds from insurance recovery	(5)	(7)	(13)	(11)	(15)	(20)
Gain on sale of business	(18)	—	—	—	—	—
Cash outflows related to divested business	—	8	7	—	16	—
(Proceeds from) payments to A/R securitization program	(25)	1	1	2	(19)	(6)
Proceeds from sale of property, plant & equipment	2	3	1	15	4	2
Stock option exercises, employee stock purchase plan and other	1	1	2	2	2	4
Free cash flow (non-GAAP measure)	$ 50	$ 25	$ 47	$ 56	$ 85	$ 102

Earnings Before Special Items	2002	2003	2004	2005	2006
Earnings from continuing operations (GAAP measure)	$ 15	$ 29	$ 24	$ 71	$ 93
Debt extinguishment costs, net of tax	10	1	25	—	—
Litigation matters related to divested businesses	—	4	—	—	—
Tax adjustment	—	—	—	(1)	(8)
Restructuring charge, net of tax	—	—	—	—	4
Earnings before special items (non-GAAP measure)	$ 25	$ 34	$ 49	$ 70	$ 89

Free Cash Flow as a Percentage of Earnings Before Special Items	2002	2003	2004	2005	2006
Free cash flow—per above	$ 25	$ 47	$ 56	$ 85	$ 102
Earnings before special items—per above	25	34	49	70	89
Free cash flow as a percentage of earnings before special items (non-GAAP measure)	100%	138%	114%	121%	115%

Diluted Earnings Per Share Before Special Items	2001	2002	2003	2004	2005	2006
Net earnings (GAAP measure)	$ 1.42	$ (0.12)	$ 1.18	$ 1.32	$ 2.42	$ 3.01
Discontinued operations, net of tax	0.05	0.47	—	(0.39)	—	—
Gain on sale of subsidiaries, net of tax	(0.54)	—	—	—	—	—
Cumulative effect of change in accounting principle, net of tax	—	0.34	—	—	—	—
Debt extinguishment costs, net of tax	—	0.50	0.05	0.91	—	—
A/R securitization program costs, net of tax	0.02	—	—	—	—	—
Litigation matters related to businesses divested prior to the spin-off of APW, Ltd., net of tax	—	—	0.18	—	—	—
Restructuring charge, net of tax	0.06	—	—	—	—	0.14
Tax adjustments	—	—	—	—	(0.02)	(0.25)
Total (non-GAAP measure)	$ 1.01	$ 1.19	$ 1.41	$ 1.84	$ 2.40	$ 2.90
Year-over-year growth		18%	18%	30%	30%	21%

Net Debt/EBITDA Leverage	2006
Net debt at August 31, 2006 (1)	$ 455
2006 EBITDA (2)	199
Net debt/EBITDA leverage (non-GAAP measure)	2.3x

(1) Net debt at August 31, 2006 equals total debt of $481 million less cash of $26 million.

(2) EBITDA is the Company's net earnings for 2006 before interest and financing costs, income tax expense, depreciation and amortization, all of which were adjusted to include the EBITDA of BEP Marine, Precision SURE-LOCK, D.L. Ricci and Actown for the period from September 1, 2005 until their respective acquisitions by the Company. In this EBITDA calculation, we are including the full 12-month EBITDA for businesses acquired in 2006 since the net debt used in the Net Debt/EBITDA Leverage calculation includes the debt used to fund these 2006 acquisitions. The total 2006 EBITDA for these four businesses that is not included in our 2006 results is approximately $14 million, and was added to the $185 million of EBITDA actually earned by the Company before $5 million of European Electrical restructuring costs, calculated as follows: net earnings of $93 million + net financing costs of $26 million + income tax expense of $33 million + depreciation and amortization of $28 million + restructuring charge of $5 million.

Actuant has presented non-GAAP measures such as free cash flow, earnings before special items, diluted earnings per share before special items, and net debt/EBITDA leverage because many of our investors and lenders use these non-GAAP measures as a measure of the company's ability to incur and service debt, and for metrics in valuing our Company. Therefore, they are being presented as a convenience to them. These non-GAAP measures should not be considered as an alternative to GAAP measures as an indicator of the company's operating performance, However, this presentation is important to investors for understanding the results of Actuant.

CORPORATE INFORMATION

EXCHANGE
New York Stock Exchange
Ticker Symbol ATU

TRANSFER AGENT
National City Bank
Shareholder Services Operations
P.O. Box 92301
Cleveland, OH 44193-0900
800 622 6757 phone
216 257 8508 fax

LEGAL COUNSEL
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, IL 60606

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Milwaukee, WI 53202

WEBSITE
www.actuant.com

BOARD OF DIRECTORS

		Committee		
		Audit	Compensation	Governance
Independent				
	Thomas J. Fischer	Chair		
	William K. Hall, *Lead Director*	●	Chair	
	Kathleen J. Hempel	●		Chair
	Robert A. Peterson	●	●	
	William P. Sovey		●	●
	Dennis K. Williams			●
	Larry D. Yost		●	●
Insiders				
	Robert C. Arzbaecher			
	Gustav H.P. Boel			

LEADERSHIP

	Executive Council	Leadership Team
Corporate		
	Bob Arzbaecher, CEO	Susan Korthase, Human Resources
	Guus Boel, EVP	Ted Wozniak, Corporate Development
	Andy Lampereur, CFO	Raymond Shaw, China
Engineered Solutions		
	Bill Blackmore, EVP	Daryl Lilly, Gits
		Marty Palmer, Recreational Vehicle
		N. Ranga Ranganathan, Elliott
		Jan Smit, Power-Packer Truck
Tools & Supplies		
	Mark Goldstein, EVP	Nick Arena, Acme Electric
		George Bowman, Enerpac
		Benjamin Johansen, Gardner Bender
		Brian Kobylinski, Hydratight
		Ingbert Schleicher, Kopp
		Maarten van Hage, Dresco

Actuant has filed with the Securities and Exchange Commission certificates of its Chief Executive Officer and Chief Financial Officer regarding the quality of the Company's public disclosures. These certificates are included as Exhibits to Actuant's Form 10-K for the 2006 fiscal year. Actuant's Chief Executive Officer has also submitted to the New York Stock Exchange a certification to the effect that he is not aware of any violation by the Company of the Exchange's corporate governance listing standards.

Actuant

www.actuant.com

P.O. Box 3241
Milwaukee, WI 53201-3241
262 373 7400

Glendale Campus
6100 North Baker Road
Glendale, WI 53209
414 352 4160

Butler Campus
13000 West Silver Spring Drive
Butler, WI 53007
262 373 7400

Actuant

PEOPLE: DRIVEN TO LEAD



HEADQUARTERS

Actuant, Engineered Solutions
13000 W. Silver Spring Dr.
Butler, WI 53007
1 262 373 7400
1 262 790 6820
www.actuant.com

Tools & Supplies, Enerpac, Gardner Bender
6100 N. Baker Rd.
Milwaukee, WI 53209
1 414 352 4160
www.actuant.com

AFRICA

Tunisia

HEKO Eléctrotéchnique
GP1, KM 148
4013 Messadine
216 732 84088
216 732 85262

ASIA

China

Actuant China Hydraulic Ltd.
259 Lv Chun Road
Minhang District
Shanghai 200245
86 21 6430 2080
86 21 6430 4150

30 Long 3826, Hua Ning Road
Minhang District
Shanghai 201108

Actuant China Ltd.
1F, 269 Fute North Road
Waigaoqiao Free Trade Zone
Pudong New District
Shanghai 200131
86 21 5866 9099
86 21 5866 7284

709A Xin No. 2
Diyang Building
Dong San Huan North Road
Beijing 100028
86 10 8453 6166
86 10 8453 6220

24G Chengjian Building
189 Ti Yu West Road
Guangzhou 510620
86 20 3879 7563
86 20 3879 7565

Gits Engineering Components
Shanghai LLC
206 Shenxia Road
Jiading District
Shanghai 201818
86 21 5951 7203
86 21 5951 3678

Hong Kong

Actuant Asia Pte. Ltd.
Hong Kong Branch
Room 907 Workingberg
Commercial Building
41-47 Marble Road
Northpoint
85 22 561 6295
85 22 561 6772

AIC Limited
Flat 1202 Floor 12
Premier Centre
20 Cheung Shun Street
Kowloon
85 22 743 6593
85 22 742 7519

India

Enerpac Hydraulics Pvt. Ltd.
Office No. 9, 10 & 11
Plot No. 56 Monarch Plaza
Sector 11, C.B.D. Belapur
Navi Mumbai 400614
91 22 27566090
91 22 27566091

Japan

Enerpac Japan, Power-Packer Japan
Besshochou 85-7
Saitama-shi, Kita-ku
Saitama 331-0821
81 48 662 4911
81 48 662 4955

Singapore

Actuant Asia Pte. Ltd.
No. 25 Serangoon
North Avenue 5
#03-01 Keppel Digihub
65 6484 5108
65 6484 5669

Hydratight
No. 4 Tuas Avenue 18
638890
65 6877 8896
65 6877 8895
www.hydratight.com

South Korea

Actuant Korea Ltd.
3 Ba 717 Shihwa
Industrial Complex
Jungwang-Dong
Shihung-Shi, Kyunggi-Do
429-450
82 314 344506
82 314 344507
www.enerpac.co.kr

Taiwan

AIC Limited
6th Floor
#387 Chung Cheng Road
Shin Chuang City
Taipei Hsien
88 62 220 80017
88 62 220 80019

Thailand

Gits Manufacturing Co. Ltd.
53/2 Moo 4
Nongkangkok Muang
Chonburi 20000
66 38 799407
66 38 799408

United Arab Emirates

Enerpac Middle East FZE
Office LB15423
Jebel Ali
Dubai
97 14 8872686
97 14 8872687
www.enerpac.com

AUSTRALIA/ OCEANA

Australia

Actuant Australia Ltd.
Block V Unit 3
Regents Park Estate
391 Park Road
Regents Park N.S.W. 2134
61 297 438988
61 297 438648
www.enerpac.com.au

Hydratight
5 Ganton Place
Albany Creek
Queensland 4035
61 7 3264 7719
61 7 3264 7719
www.hydratight.com

Unit 5
7 Marchesi Street
Kewdale 6105
Perth
61 8 9353 1659
61 8 9353 1668
www.hydratight.com

New Zealand

BEP Marine
13 Tarndale Grove
Albany
Auckland
64 9 415 7261
64 9 7415 9327
www.bepmarine.com

EUROPE

Austria

Österreichische Kopp Ges.m.b.H.
B.P. 200
Theodor-Simoneit-Str. 2
4160 Aigen
43 7281 65660
43 7281 8790
www.kopp-austria.at

Azerbaijan

Hydratight
133a Guliyev St.
Baku, AZ1000
994 4975789
994 4975791
www.hydratight.com

Czech Republic

Kopp Elektrotechnika spol.s.r.o
Linecká 377
38241 Kaplice
42 380 301911
42 380 311197
www.kopp-czech.cz

France

Actuant France S.A.
Parc D'Activitiés du
Moulin de Massy
1 Rue du Saule Trapu
91882 Massy Cedex
33 160 136868
33 169 203750
www.enerpac.fr

Hydratight sas
18 Rue Jules Vercruysse, Bat 1
Z1 du Val d'Argent
BP 30207
F95106 Argenteuil Cedex
33 1 34 10 57 17
33 1 34 10 50 81
www.pivicat.com

Yvel S.A.
4953 rue Salvado Allende
95870 Bezons
33 134 4809
33 130 760903

Germany

Convertible Power Systems GmbH
Wettinerweg 2B
Clausenstrasse 39
42285 Wupertal
49 2023 42680
49 2023 42681

Enerpac GmbH
Mündelheimerweg 55A
D-40472 Düsseldorf
49 2114 71490
49 2114 714928
www.enerpac.de

Heinrich Kopp A.G. - Hildburghausen
Kaltenbronner Weg 4
98646 Hildburghausen
49 3685 445726
49 2023 42681

Heinrich Kopp A.G. - Kahl
Alzenauer Str. 66-70
63796 Kahl
49 6188 400
49 6188 8669
www.kopp-ag.de

Hydratight GmbH
Industriestrasse 8-10
D-51399 Burscheid
49 2174 780061
49 2174 780054
www.hydratight.com

Hungary

Heinrich Kopp Kft.
Ecseri út 25
2220 Vecsés
36 2955 0410
36 2935 0092
www.kopp.hu

Italy

Enerpac S.P.A.
Via Canova 4
20094 Corsico Milano
39 02 4861 111
39 02 4860 1288
www.enerpac.it

Netherlands

Dresco B.V.
Edisonstraat 14
6604 BV Wijchen
31 024 648 6240
31 024 648 6241
www.dresco.nl

Vijverlaan 12
6602 CX Wijchen
31 024 648 6240
31 024 648 6241
www.dresco.nl

Enerpac B.V
Galvanistraat 115
6716 AE Ede
31 318 535911
31 318525613
www.enerpac.com

Hydratight B.V.
Edisonweg 7A
1821 BN Alkmaar
31 72 511 8899
31 72 511 8855
www.hydratight.com

Power-Packer Europa B.V.
Edisonstraat 2
7575 AT Oldenzaal
31 541 584500
31 541 510044
www.power-packer.nl

Poland

Kopp Elektrotechnika Sp.z.o.o.
Ul. Fabryczna 8
47-208 Renska Wies
48 77 4822147
48 77 4820148
www.kopp.pl

Russia

Actuant L.L.C.
Admiral Makarov Street 8
125212 Moscow
7 495 980 9091
7 495 980 9092

Spain

Enerpac
c/San Jose Artesano
8 Pol. Ind.
28108 Alcobendas Madrid
34 916 611125
34 916 614789

Power-Packer Espana S.A.
Aparado de Correos 27
Calle Romero nº 12
45500 Torrijos
34 925 770819
34 925 770833

Turkey

Power-Packer Turkey
(Ergun Hidrolik Sanayi
ve Ticaret A.S.)
Kayalioglu Istiklal Cad. No:94
Akhisar-Manisa Yolu 5. km
45230 Akhisar Manisa
90 236 427 2542
90 236 427 2524

United Kingdom

Enerpac Ltd.
Bentley Road South
Darlaston, West Midlands
WS10 8LQ
44 1215 050787
44 1215 050799
www.enerpac.com

Hydratight Operations Ltd
5 Coopies Field
Morpeth,
Northumberland
NE61 6JT, England
44 1670 515432
44 1670 513110
www.hydratight.com

Howe Moss Crescent
Kirkhill Industrial Estate
Dyce, Aberdeen
AB21 0GN, Scotland
44 1224 215930
44 1224 215950
www.hydratight.com

Hydratight Ltd
Bentley Road South
Darlaston, West Midlands
WS10 8LQ, England
44 121 50 50 600
44 121 50 50 800
www.hydratight.com

Balmoral House,
Longmore Avenue
Bentley Mill
Industrial Estate
Walsall, West Midlands
WS2 0DA, England
44 121 50 50 630
44 1922 723835
www.hydratight.com

NORTH AMERICA

Canada

Acme Canada - Enerpac Canada - Gardner Bender Canada
6615 Ordan Dr.
Units 14-15
Mississauga, Ontario
L5T 1X2
1 905 564 5749
1 905 564 0305

Mexico

Acme Electric de Mexico de R.L. de C.V.
Calle Curata #403 Suite B
Parque Industrial Monterrey
Apodaca, Nuevo Leon
C.P. 66600
52 818 386 4835

Actown-Electrocoil, Inc.
2162 Torres Avenue
Lote Bravo Industrial Park
Juarez, Chihuahua 32575

Grupo Industrial Baja Tech S.A. de C.V.
Calle Alamo Manzana2, Edif. 2
Parque Industrial Tecate
Tecate, B.C.
52 665 654 41965
52 665 654 42780

United States

Acme Aerospace
528 West 21st St.
Tempe, AZ 85282
1 480 894 6864
www.acmeelec.com/aerospace

Acme Electric
4815 West 5th St.
Lumberton, NC 28358
1 910 738 4251
www.acmepowerdist.com

Actown-Electrocoil, Inc.
2414 Highview
Spring Grove, IL 60081
1 815 675 6641
1 815 675 2050
www.actown.com

Amveco Magnetics, Inc.
1122 Richmond Ave.
Suite 120
Houston, TX 77082
1 800 527 7042
1 713 977 5031
www.amveco.com

BW Elliott
11 Beckwith Avenue
Binghamton, NY 13901
1 607 772 0404
1 607 772 0431
www.elliottmfg.com

Del City
2101 W. Camden Rd.
Milwaukee, WI 53209
1 800 654 4757
1 800 431 1293
www.delcity.net

D.L. Ricci Corp.
5001 Moundview Dr.
Red Wing, MN 55066
1 651 388 8661
1 651 388 0002
www.dlricci.com

Enerpac Manufacturing
720 W. James St.
Columbus, WI 53925
1 920 623 5280
1 920 623 7230
www.enerpac.com

Gardner Bender Distribution Centers
Eastern
9310 D. Ducks Ln.
Charlotte, NC 28273
1 704 588 4303
1 704 583 6071

Midwestern
6200 N. Baker Rd.
Milwaukee, WI 53209
1 414 352 4160
1 414 352 0792

Gardner Bender Manufacturing
6101 N. Baker Rd.
Milwaukee, WI 53209
1 414 352 4160
1 414 228.6113
www.gardnerbender.com

9220 Activity Rd.
San Diego, CA 92126
1 858 693 8884
1 858 693 1672
www.gardnerbender.com

1105 Highway 27 West
Alexandria, MN 56308
1 320 763 6607
1 320 763 4312
www.gardnerbender.com

Gits Manufacturing
1739 Commerce Dr.
Creston, IA 50801
1 800 323 3238
www.gitsmfg.com

Guest
95 Research Pkwy.
Meriden, CT 06450
1 203 235 4421

Hydratight
7330 South Alton Way
Building 12 Unit O
Centennial, CO 80112
1 303 749 6000
1 303 749 6001
www.hydratight.com

2440 E. Pasadena Freeway
Pasadena, TX 77506
1 713 860 4200
1 713 860 4201
www.hydratight.com

110 Abigayle's Row
Scott, LA 70583
1 337 264 1505
www.hydratight.com

2010 N. Clermont Street
Antigo, WI 54409
1 715 627 5500
1 715 627 5565
www.hydratight.com

1661 East 32nd Street
Long Beach, CA 90807
1 562 997 6071
1 562 997 6059
www.hydratight.com

Kwikee Products
230 Davidson Ave.
Cottage Grove, OR 97424
1 541 942 3888
1 541 942 5545
www.kwikee.com

Marinco and Ancor Products
265 Napa Valley Corp Dr.
Napa, CA 94558
1 800 767 8541
www.marinco.com

Milwaukee Cylinder
5877 S. Pennsylvania Ave.
Cudahy, WI 53110
1 414 769 9700
1 414 769 0157
www.milwaukeecylinder.com

Nielsen/Sessions
770 Wethersfield Ave.
Hartford, CT 06114
1 800 232 6055
1 860 525 0180
www.nielsensessions.com

Power Gear
1217 E. 7th St.
Mishawaka, IN 46544
1 574 254 5265
1 574 255 5029
www.powergearus.com

Power-Packer Automotive
6100 N. Baker Rd.
Milwaukee, WI 53209
1 414 352 4160
1 414 228 6111
www.power-packer.nl

Power-Packer Manufacturing
516 Hillcrest Dr.
Westfield, WI 53964
1 608 296 2118
1 608 296 1414
www.power-packer.com

Precision SURE-LOCK
704 W. Simonds
Dallas, TX 75159
1 972 287 2390
1 972 287 4469
www.precisionpt.com

Turner Electric
9510 St. Clair Ave.
Fairview Heights, IL 62208
1 618 397 1865
1 618 397 3692
www.turnerswitch.com

SOUTH AMERICA

Brazil

Hydratight
Estrada Sao Jose
Imboassica s/n
Imboassica/Condominio da Osep
Caixa Postal 119-406
Macae, Rio de Janeiro
55 22 2763 3127
55 22 2763 3113
www.hydratight.com

Avenida do Contorno 2994
Barreto, Niteroi
Rio de Janeiro
24110-206
55 21 2720 0853
55 21 3714 4306
www.hydratight.com

Power-Packer do Brasil Ltda
Rua dos Inocentes, 587
Socorro - Sao Pâulo (SP)
04764-050
55 11 5687 2211
55 11 5686 5583

Trinidad and Tobago

Hydratight
Unit C
DSM Warehouse Complex
Pacific Avenue Extention
Point Lisas
1 868 636 3440
1 868 679 2140
www.hydratight.com

Actuant

www.actuant.com

P.O. Box 3241
Milwaukee, WI 53201-3241
262 373 7400

Glendale Campus
6100 North Baker Road
Glendale, WI 53209
414 352 4160

Butler Campus
13000 West Silver Spring Drive
Butler, WI 53007
262 373 7400

TOOLS & SUPPLIES

BRAND	PROFILE	PRODUCTS
Acme Electric Corporation Power Distribution Products Division	**Acme Electric manufactures power conditioning equipment for use in industrial, commercial and OEM applications**	Low-voltage dry type transformer specializing in applications in factory automation, industrial motor drives, power conditioning and general power distribution and Amveco brand toroidal transformers
actown™	**Actown designs and manufactures a wide variety of low-voltage transformers, coils and LED systems to diverse end markets including low-voltage lighting, construction, factory automation, wireless communication and power generation**	Custom transformers, coils, neon transformers, and LED lighting systems
ANCOR	**Ancor is a leading supplier of UL listed products for the harsh marine environment and provides one of the most water resistant and flame retardant wiring products available**	Circuit breakers, switches and accessories, connectors, cable ties, clamps and mounts, heat shrink products, battery terminals, and meters, wire and cable
BEP MARINE	**BEP Marine has a leading market position in battery systems and switches for original equipment manufacturer (OEM) boat builders and the marine aftermarket**	AC and DC control panels, digital monitoring systems, battery switches and distribution products, waterproof switch panels, and gas detectors
DC DEL CITY	**Del City provides professional grade electrical products for automotive, truck, trailer, marine and other OEM/MRO applications**	Wire and cable, switches, electrical terminals, connectors, circuit breakers, fuses, testers, cable ties and thousands of other electrical products
D.L. Ricci Corp.®	**DL Ricci maintains a leading North American market position selling and renting portable machining equipment for power generation, oil and gas and other industrial applications and providing related field machining services**	Products and services for power generation plants, refineries, chemical plants, offshore drilling rigs, mines and other industrial facilities
dresco®	**Located in the Netherlands, Dresco is a market leader selling electrical, plumbing, bike and other supplies to the Benelux Do-It-Yourself (DIY) market**	Electric wire and cable, switches, plumbing and bicycle accessories
ENERPAC	**Enerpac is a recognized global market leader in high pressure hydraulics for the manufacturing and construction industries for production maintenance, operations and repair**	Hydraulic cylinders, pumps, valves, presses, working components, bolting tools, accessories and system components
GB Gardner Bender	**Gardner Bender designs and manufactures a broad range of high-quality electrical products developed to reduce labor and increase safety**	Wire connectors, cable ties, staples, hand tools, fasteners, wire management, conduit fishing and bending tools, electrical testers and meters, wire and automotive products
GUEST	**Guest is one of the marine industry's leading manufacturers of quality electrical products, including battery chargers, battery switches, isolators and safety equipment**	Battery chargers, battery switches, cabin lights, fans, galvanic isolators, spotlights and floodlights
hydratight	**Hydratight designs and manufactures mechanical pipeline connectors and hydraulic bolt tightening tools and provides products and services to the oil and gas, petrochemical and other energy related industries**	MORGRIP® mechanical pipeline connectors and hydraulic bolt tightening tools, including the RSL™ hydraulic torque wrench and HL and SEA SERPENT® hydraulic bolt tensioners
Kopp	**Heinrich Kopp GmbH is an international producer of electrical installation materials, predominantly in the European market**	Wall switches and receptacles, circuit breakers, multiple socket outlets and surge protectors, cable ties, staples, fasteners, and wire management
Marinco	**Marinco offers a wide selection of marine accessories and electrical equipment for commercial and recreational boating, RV and other harsh-environment applications**	Shore power systems, adapters, power centers, wiring systems, interior and exterior boating accessories, RV products, low voltage landscaping lighting applications and stage lighting connectors
PRECISION SURE-LOCK® A COMMITMENT TO EXCELLENCE	**Precision SURE-LOCK maintains a leading U.S. market position in concrete pre- and post-tensioning anchoring products that are utilized to reinforce and strengthen concrete**	Chucks and wedges, stressing jacks and anchors used in concrete tensioning
A.W. SPERRY	**A.W. Sperry is one of the market leaders in innovative test instruments for electrical, utility and HVAC applications**	Digital and analog multimeters, snap-arounds, insulation testers, circuit breaker finders and other test equipment

Tools and Supplies specializes in selling branded tools and supplies primarily to industrial and electrical markets worldwide. These products include high-force hydraulic tools, pumps, joint-integrity tools and services, and electrical and plumbing products. We sell through a number of distribution channels, including Industrial, Electrical, Retail and selected Original Equipment Manufacturers (OEMs) on a direct basis.

TOOLS & SUPPLIES

Acme Electric Actown Ancor
BEP Marine Del City DL Ricci Dresco
Enerpac Gardner Bender Guest
Hydratight Kopp Marinco
Precision SURE-LOCK A.W. Sperry



"When you listen, opportunities present themselves. We listen to the voice of the customer in everything we do, from defining service, delivery and quality to offering new products, programs and services. We build leading global market positions by investing in innovative solutions that meet and exceed our customer's needs. We leverage our global competencies to more effectively serve local markets."

Mark Goldstein, Tools & Supplies Leader

SALES BY MARKET


28% Industrial tools & supplies
15% Joint integrity
9% Professional electrical
19% North American electrical
19% European electrical
10% Specialty electrical

Actuant

Engineered Solutions is a leading global supplier of highly engineered products and actuation systems for industrial Original Equipment Manufacturers (OEMs). These engineered systems are sold to various end markets with a particular focus in vehicular markets, including automotive convertible tops, recreational vehicles, and heavy-duty truck and engine systems. Engineered Solutions has manufacturing and sales facilities worldwide to support the global customer base.

ENGINEERED SOLUTIONS

Acme Aerospace Elliott Gits Mfg. Co.
Kwikee Milwaukee Cylinder
Nielsen-Sessions Power Gear
Power-Packer Turner Electric Yvel

"Through our LEAD Process, we eliminate non-value-added activities and focus on the key value streams to achieve world class quality, delivery and service levels required by our global OEM customers. We incorporate the voice of the customer into new product development to ensure our businesses continue to provide innovative solutions and systems to assist in solving customer problems."

Bill Blackmore, Engineered Solutions Leader

SALES BY MARKET


25% Automotive actuation systems
33% Truck actuation systems
22% Recreational vehicle actuation systems
20% Other


Actuant

ENGINEERED SOLUTIONS

BRAND	PROFILE	PRODUCTS
Acme Electric Corporation AEROSPACE DIVISION An Actuant Company	Acme Aerospace designs and manufactures custom batteries and battery control electronic systems and is the only systems integration source to manufacture all components	Boeing 777 battery and charger, zero maintenance sealed fiber nickel cadmium batteries, custom power systems, battery control units and battery chargers
ELLIOTT	Elliott manufactures a complete line of flexible shafts, flexible couplings and valve-control components used in applications in industries including military and aerospace, agriculture, automotive, lawn and garden, and medical	Flexible shafting, flexible couplings, universal joints, uniflex systems, valve operators and remote valve control components
GITS MFG. CO.	Gits designs, manufactures and markets wastegate and O-ring actuators used in air handling/turbocharger systems and exhaust gas recovery systems used by diesel engine manufacturers	Wastegate actuators, O-ring actuators, EGR valves
Kwikee	Kwikee manufactures essential products for RVs, including electric steps, room slides, leveling systems, storage slides and utility trays	Electric steps; luggage, cargo and utility slides; hydraulic leveling systems; parts and accessories
milwaukee Cylinder	Milwaukee Cylinder is a long-established, recognized supplier of highly engineered cylinder solutions and is a manufacturer of a standard range of steel and aluminum NFPA tie-rod cylinders for both hydraulic and pneumatic applications	Steel and aluminum pneumatic cylinders, low pressure and heavy duty hydraulic cylinders, industrial manipulators, position sensing and motion control, proximity switches and accessories
Nielsen Sessions	Nielsen-Sessions is a worldwide supplier of engineered hardware products, offering a most comprehensive line of case and container hardware	Extensive line of standard products including latches, hinges, handles, locks and miscellaneous case hardware
power gear®	Power Gear is a leading supplier of custom engineered solutions specializing in fluid power, mechanical and electric-mechanical actuation systems servicing the RV market	Stabilizer legs, landing gear, RV leveling, slideouts
POWER-PACKER	Power-Packer specializes in custom hydraulic motion control solutions for mobile applications, such as drive systems for convertible roofs and lift systems for truck cabins	Custom solutions in engineering, logistics, electronics, production and quality for the automotive, truck, agriculture, marine, RV and patient handling industries
TURNER ELECTRIC, LLC	Turner Electric is a leading manufacturer of a complete range of air-break switches and accessories designed to meet the heavy-duty requirements of leading utility specifications	Transmission, substation and distribution switches; vacuum interrupters; automation and controls; and accessories
YVEL S.A.	Yvel is a European leader in design and production of tilting cab latches and locks for trucks	Hydraulic and mechanical locks; conical, bolt and cremone locks; locking systems; and handles

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended August 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Transition period from to ____________ to ____________

Commission File No. 1-11288

ACTUANT CORPORATION

(Exact name of Registrant as specified in its charter)

Wisconsin	**39-0168610**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

13000 WEST SILVER SPRING DRIVE
BUTLER, WISCONSIN 53007
Mailing address: P.O. Box 3241, Milwaukee, Wisconsin 53201
(Address of principal executive offices)
(414) 352-4160
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

(Title of each class)	**(Name of each exchange on which registered)**
Class A Common Stock, par value $0.20 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **Yes** X **No** ___

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. **Yes** ___ **No** X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. **Yes** X **No** ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer X **Accelerated filer** ___ **Non-accelerated filer** ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.): **Yes** ___ **No** X

There were 27,383,767 million shares of the Registrant's Class A Common Stock outstanding as of September 30, 2006. The aggregate market value of the shares of Common Stock (based upon the closing price on the New York Stock Exchange on February 28, 2006) held by non-affiliates of the Registrant was approximately $1,430.8 million.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the Annual Meeting of Shareholders to be held on January 16, 2007 are incorporated by reference into Part III hereof.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

Actuant Corporation provides free-of-charge access to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments thereto, through our website, www.actuant.com, as soon as reasonably practical after such reports are electronically filed with the Securities and Exchange Commission.

FORWARD LOOKING STATEMENTS AND CAUTIONARY FACTORS

This annual report on Form 10-K contains certain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. The terms "may," "should," "could," "anticipate," "believe," "estimate," "expect," "objective," "plan," "project" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are subject to inherent risks and uncertainties that may cause actual results or events to differ materially from those contemplated by such forward-looking statements. In addition to the assumptions and other factors referred to specifically in connection with such statements, factors that may cause actual results or events to differ materially from those contemplated by such forward-looking statements include, without limitation, general economic conditions and market conditions in the recreational vehicle, truck, automotive, industrial production, oil & gas, and construction industries, market acceptance of existing and new products, successful integration of acquisitions and related restructuring, operating margin risk due to competitive pricing and operating efficiencies, supply chain risk, material, labor, or overhead cost increases, foreign currency risk, interest rate risk, commodity risk, the impact of geopolitical activity on the economy, the length of economic downturns in the Company's markets, litigation matters, the Company's ability to access capital markets, and other factors that may be referred to or noted in the Company's reports filed with the Securities and Exchange Commission from time to time.

When used herein, the terms "Actuant," "we," "us," "our," and the "Company" refer to Actuant Corporation and its subsidiaries.

PART I

Item 1. Business

General

Actuant Corporation, headquartered in Butler, Wisconsin, is a Wisconsin corporation incorporated in 1910. The Company is a manufacturer of a broad range of industrial products and systems organized under two groups, Tools & Supplies and Engineered Solutions. Prior to fiscal 2006, the Company reported its financial results in two reportable segments, in line with these two groups of businesses. Prior to filing this annual report on Form 10-K for fiscal 2006, management determined that its accounting for segments did not comply with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). As a result, the financial information presented for fiscal 2005 and 2004 in Note 14 to the Consolidated Financial Statements has been restated and Management's Discussion and Analysis has been revised to reflect this restatement in segment reporting.

Prior to filing this annual report on Form 10-K, management concluded that there are ten reportable segments within its two groups of like businesses. The Industrial Tools and Joint Integrity segments within the Tools & Supplies group are primarily involved in the design, manufacture, and distribution of hydraulic tools and supplies, and also provide manpower services and equipment rental to the construction, industrial, oil & gas, power generation, and production automation markets. The North American Electrical, European Electrical, Specialty Electrical, and Professional Electrical segments within the Tools & Supplies group are primarily involved in the design, manufacture, and distribution of electrical tools and supplies to the retail home center, hardware cooperative, automotive aftermarket, construction, electrical wholesale, and OEM markets. The Truck Actuation Systems, Recreational Vehicle Actuation Systems, Automotive Actuation Systems, and Other Engineered Solutions segments primary expertise is in designing, manufacturing and marketing customized motion control systems primarily for OEMs in diversified niche markets. We believe that our strong market positions are the result of a combination of our brand recognition, proprietary engineering and design competencies, dedicated service philosophy and global manufacturing and distribution capabilities.

During fiscal 2006, the Company acquired B.E.P. Marine Ltd. ("BEP"), D.L. Ricci ("Ricci"), Precision Sure-Lock ("Precision") and Actown-Electrocoil, Inc. ("Actown"). These businesses are included in the Specialty Electrical, Joint Integrity, Industrial Tools, and Professional Electrical segments, respectively. During fiscal 2005, the Company acquired Yvel S.A. ("Yvel"), A.W. Sperry Instruments, Inc. ("Sperry"), Key

Components, Inc. ("KCI"), Hedley Purvis Holdings Ltd. ("Hedley Purvis"), and Hydratight Sweeney Ltd. ("Hydratight Sweeney"). Yvel and one of the six KCI businesses are included in the Truck Actuation Systems segment and another three of the six KCI businesses acquired are included in the Other Engineered Solutions segment. Sperry is included in the North American Electrical segment and Hedley Purvis and Hydratight Sweeney comprise the Joint Integrity segment. Lastly, the two remaining KCI businesses became the Specialty Electrical and Professional Electrical segments. During fiscal 2004, the Company acquired Kwikee Products, Inc. ("Kwikee") and Dresco B.V. ("Dresco"). Kwikee is included in the Other Engineered Solutions segment and Dresco is included in the European Electrical segment. For further information, see Note 2, "Acquisitions" in the Notes to Consolidated Financial Statements.

Description of Business Segments

Tools & Supplies Group:

Industrial Tools

We believe the Industrial Tools business is a leading global supplier of high-force hydraulic tools and supplies for the general industrial, construction, oil & gas and production automation markets. We design, produce, and market our industrial tools primarily through our Enerpac, Precision Sure-Lock and Actuant China Hydraulic brand names. The following is a summary of the four major industrial tools product lines:

Hydraulic tools. We believe Enerpac is a leading global supplier of specialized high-force hydraulic industrial tools operating at very high pressures of approximately 5,000 pounds per square inch to 12,000 pounds per square inch. The hydraulic tool line consists of a broad range of products that are generally sold by industrial and specialty fluid power distributors to customers in the construction, mining, steel mill, cement, railway, oil and gas, and general maintenance industries. In addition to specialty fluid power distributors, Enerpac also works closely with major global construction firms to supply products that are used in major infrastructure projects. Enerpac's products allow users to apply controlled force and motion to increase productivity, reduce labor costs and make work safer and easier to perform. Enerpac maintains strong customer relationships with leading industrial distributors such as W.W. Grainger, Applied Industrial Technologies, and MSC.

Workholding. We also believe Enerpac is a leading supplier of hydraulic workholding components and systems. Workholding products hold parts in position in metal cutting machine tools during the machining process. The products are marketed through distributors to the automotive, machine tool and fixture design markets.

Integrated/Customized solutions. Enerpac's customized solutions consist of customized hydraulic products and systems that are sold to construction firms or directly to OEM customers. Enerpac's product development staff works closely with such customers to develop hydraulic solutions for specific industrial or construction applications.

Tensioning products. Precision Sure-Lock maintains a leading U.S. market position in the concrete pre- and post-tensioning product markets. Its products include one-time use and reusable chucks and wedges, stressing jacks, and anchors that are used by concrete tensioning system designers, fabricators, and installers. Primary end markets include residential & commercial construction, infrastructure, and underground mining and tunnels.

Joint Integrity

The Joint Integrity business provides joint integrity solutions to the global oil & gas and power generation markets primarily under the Hydratight and D.L. Ricci brand names. Products include hydraulic torque wrenches, bolt tensioners and portable machining equipment, which are sold to service providers and through distribution, or rented to end users. These products are used in the maintenance of joints on oil rigs, refineries and pipelines in oil and gas as well as fossil fuel and nuclear power plants. We also provide manpower services whereby our employees perform bolting, machining and joint integrity work for customers. Sales and services are provided to customers in emerging markets (Azerbaijan and Sakalin) as well as in the North Sea and Middle East with presence in South America, China, Asia, Gulf of Mexico and the tar sands of Canada. This segment maintains strong relationships with a variety of leading customers such as Statoil, BJ Services, British Petroleum, and Shell.

North American Electrical

We believe North American Electrical is a leading supplier of electrical tools and supplies to the North American retail home center, hardware cooperatives and retail automotive aftermarket, supplying thousands of stock keeping units ("SKU") through a variety of distribution channels. The primary brands utilized in this business include Gardner Bender, Del City, A.W. Sperry, and Calterm. North American Electrical maintains strong customer relationships with leading retailers such as Lowe's, The Home Depot, Menards, True Value, Ace Hardware, Wal-Mart, and Sears. North American Electrical's main product lines include the following:

- Cable ties, staples, fasteners and wire management
- Wire connectors, solderless terminals and lugs
- Conduit bending and conduit fishing
- Electrical hand tools
- Electrical testers and meters
- Electric wire and cable
- Plugs, sockets and other automotive products

European Electrical

We believe European Electrical is a leading supplier of electrical tools and supplies to the German, Benelux and Austrian retail home center, wholesale distribution and OEM markets. European Electrical also sells its products in Eastern European markets such as Hungary, Poland, the Czech Republic, and Russia, as well as Scandinavia. The primary brands utilized in this business include Kopp and Dresco. Supplying thousands of SKUs, our European Electrical business maintains strong customer relationships with leading retailers such as Praktiker (Metro Group), Hagebau/Zeus, Rewe, Hornbach, Baumax, Praxis, Gamma and Formido. Our main product lines include the following:

- Wall switches and receptacles
- Circuit breakers
- Multiple socket outlets and surge protectors
- Electric hand tools
- Cable ties, staples, fasteners and wire management
- Electric wire and cable
- Plumbing accessories
- Bicycle accessories

Specialty Electrical

Specialty Electrical designs, manufactures and markets a broad line of electrical products for harsh environments under the Ancor, Marinco, Guest, AFI, Nicro and B.E.P Marine brand names. These products are sold to boat manufacturers such as Sea Ray and Bayliner, marine retailers such as West Marine and Boaters World, catalog businesses such as Cabelas and Bass Pro Shops and other marine aftermarket distributors. Approximately one-half of Specialty Electrical sales are to non-marine and harsh environment markets, including the outdoor theatrical and event lighting, recreational vehicle, medical, industrial, and power generation markets. Customers in these non-marine markets include Applied Materials, Fleetwood, and Kohler. The majority of its sales are in North America, with additional revenues being derived in Europe, New Zealand, and Australia. Specialty Electrical's main products include the following:

- Cable ties, staples, fasteners and wire management
- Battery distribution, switches and chargers
- Electrical receptacles, plugs, switches, and accessories
- Digital monitoring systems and control panels
- Electric wire and cable
- Electric hand tools

Professional Electrical

We believe Professional Electrical is a leading manufacturer of single-phase, dry type transformers sold into the low voltage segment of the North American transformer market, as well as custom toroidal transformers, coils, neon transformers and LED lighting systems. Approximately one-half of its products are sold primarily in the United States through a wholesale distribution network of approximately 2,000 electrical distributors, including Affiliated Distributors, IMARK, CED, and Rexel, with the other half directly to industrial OEMs such as Siemens, Powerware, Intermatic and General Electric. This business sells under the Acme Electric, Actown, and Amveco brand names.

Engineered Solutions Group:

Truck Actuation Systems

We believe that Truck Actuation Systems is a leading global designer and manufacturer of customized position and motion control systems and products for OEMs in the heavy-duty truck market. The business works with its customers to provide customized systems. Primary products include hydraulic cab-tilt and latching systems for heavy-duty trucks, wastegate and O-ring actuators used in air handling/turbocharger systems produced by turbocharger manufacturers and exhaust gas recovery systems used by diesel engine manufacturers. These businesses supply their products to leading OEMs such as Volvo, Iveco, Siemens, Scania, Detroit Diesel, Garrett Turbochargers, Holset Engineering, IHI, and Borg Warner Turbo Systems under the Power Packer Truck, Gits, and Yvel brand names. The majority of the sales of this segment are in Europe and North America, with an emerging presence in China and other Asian countries.

Recreational Vehicle Actuation Systems

We believe that the RV business is a leading designer and manufacturer of both electric and hydraulic powered slide-out systems and leveling systems, as well as step systems, for the RV market under the Power Gear and Kwikee brand names. Slide-out systems, which are typically comprised of sensors, electronic controls, and either hydraulic pumps and cylinders or electric motors, allow an RV owner to increase a room's size by telescoping a section of the room's wall outward. Leveling systems typically consist of hydraulic cylinders, a 12-volt DC hydraulic motor pump and an electronic control system and are capable of leveling motor homes to within three degrees of fully horizontal. Steps, which are comprised of 12-volt gear motors, along with fabricated steps, allow the RV owners to easily access the RV. Cargo slides can be electrically actuated or manually actuated, and allow the RV owners to easily access materials contained in the compartments underneath the RV. Most of our sales to RV OEM's are generated in North America, although we also supply product to the European RV market. We supply most of the major RV OEMs including Fleetwood, Winnebago, and Monaco. Additionally, approximate 90% of our sales to this market are for the motorhome sector of the market with the balance in the travel trailer sector.

Automotive Actuation Systems

We believe that Power Packer Automotive is a leading manufacturer of hydraulic and electro-hydraulic motion control systems for OEM applications in the automotive market. Products include electro-hydraulic automotive convertible top actuation and latching systems. These systems are comprised of sensors, electronic controls, hydraulic cylinders, latches, electric motors and a hydraulic pump. Our convertible top actuation systems are utilized on both retractable soft and hard top vehicles. We are the supplier of the convertible top actuation system on various automotive platforms with automotive OEM's including Daimler Chrysler, Audi, Volkswagen, Renault, Peugeot, Saab, General Motors, and Ford. We maintain strong relationships with leading customers such as Wilhelm Karmann GmbH, CTS Dachsysteme, Edscha, and Webasto.

Other Engineered Solutions

We provide a variety of products and Engineered Solutions to other niche markets. The brands used to market these products are as follows:

- B.W. Elliott produces flexible shaft products and assemblies which are used for the transmission of rotary and linear motion power. Elliott's products are sold to a variety of OEMs serving the outdoor lawn and garden equipment, aircraft, construction, general industrial and marine markets. These products are used in diverse product applications including weed trimmers, aircraft flap controls, and concrete vibrators. Major customers include CNH Global, Electrolux, John Deere, Cessna, and Newport News Shipbuilding.

- Milwaukee Cylinder produces a broad range of hydraulic and pneumatic tie-rod cylinders for a wide variety of applications including automated production lines, machine tools, machinery, boat drives and material handling. It also designs and manufactures highly specialized cylinders such as servo-actuators used in a variety of applications. Substantially all of its sales are to North American customers, primarily consisting of fluid power distributors.
- Nielsen Sessions offers a comprehensive line of case, container and industrial hardware. Products include a variety of hinges, latches, handles, caster plates and accessories.
- Acme Aerospace manufactures and sells sealed cell fibrous nickel cadmium batteries, battery chargers, power management systems, power supplies and converters used in a variety of aerospace and defense applications, and are sold to aerospace OEMs, military contractors, the U.S. military, and commercial airlines.
- Turner Electric engineers, manufactures, and markets high voltage switch products to the electric utility industry consisting primarily of air break switches, load break interrupters and accessory equipment. Its primary customers include North American electric utilities.

International Business

Actuant is a global Company. In fiscal 2006, we derived approximately 53% of our net sales from the United States, 40% from Europe, 5% from Asia, 1% from Canada, and 1% from South and Latin America. International sales are influenced by fluctuations in exchange rates of foreign currencies, foreign economic conditions and other factors associated with foreign trade. We serve a global customer base and have implemented a global infrastructure for the manufacturing, sourcing, distribution and sales of our products. Our global scale and infrastructure enable us to meet the needs of our customers with global operations, which support our strong relationships with many customers who are leaders in their industries.

Distribution and Marketing

The Tools & Supplies group of businesses sells its products through a combination of distributors, direct sales personnel and manufacturer's representatives into the retail, distribution and OEM distribution channels. Our distributor networks are one of our key competitive strengths in providing exceptional service to our end customers.

Retail The North American Electrical, European Electrical and Specialty Electrical businesses utilize a combination of internal account managers and independent manufacturers' representatives to serve their retail customers including home centers, specialty marine and automotive retailers, mass merchandisers and hardware cooperatives. Sales and marketing personnel provide significant marketing support, including promotional planning, sales programs, retail point-of-purchase materials and displays, effective product packaging, strong advertising programs, and state of the art merchandising.

Wholesale Distribution The Industrial Tools, Joint Integrity and North American Professional Electrical businesses sell our products through thousands of wholesale distributors via internal direct sales managers dedicated to the distributor channel and independent sales representatives. Due to the fragmentation of the distribution channel, these businesses rely extensively on independent manufacturers' representatives to provide ongoing customer sales and service support.

OEM The Tools & Supplies group of businesses has consistently increased their focus on OEM companies. Sales to this channel are made through a combination of internal direct field sales representatives, independent sales representatives, catalogs, telemarketers and the Internet.

Truck Actuation Systems, Recreational Vehicle Actuation Systems, Automotive Actuation Systems, and the Other Engineered Solutions businesses products are marketed directly to OEMs through a direct technical sales organization. Most product lines also have dedicated market managers as well as a technical support organization. These businesses have an experienced sales force, organized by end-market, that typically resides in the manufacturing facilities and report to market sales leaders that are based in the primary engineering facilities for their respective market areas. All Engineered Solutions group businesses engineering capabilities, technical service and established customer relationships are key competitive advantages in winning new contracts.

Product Development and Engineering

We have earned a reputation for design and engineering expertise and for the creation of highly engineered innovative products. We maintain engineering staff at several locations that design new products and make improvements to existing product lines. Research and development costs are expensed as incurred. Expenditures for research and development were $9.7 million, $8.7 million, and $5.3 million in fiscal 2006, 2005 and 2004, respectively. We have developed several proprietary technologies and hold over 600 patents, including pending applications, across the world.

Competition

We generally have numerous competitors in each of our markets, but we believe that we are well positioned to compete successfully. Although we face larger competitors in some markets, the majority of our competition in our niche markets is primarily composed of small, regional competitors who often lack the infrastructure and financial resources to support global customers. Given our diversity we generally do not compete with the same competitors in more than one of our business segments. We believe that our global scale and infrastructure help to build and maintain strong relationships with major customers.

Patents and Trademarks

We own numerous United States and foreign patents and trademarks. No individual patent or trademark is believed to be of such importance that its termination would have a material adverse effect on our businesses.

Manufacturing and Operations

Our manufacturing operations primarily consist of light assembly operations. We also have plastic injection molding and machining capabilities and automated welding and painting lines. We have implemented single piece flow methodology in most of our manufacturing plants, which reduces inventory levels, lowers "re-work" costs and shortens lead time to customers. We manufacture the majority of the products we sell, but strategically outsource components and finished goods from an established global network of qualified suppliers. Components are purchased from a variety of suppliers. We have built strong relationships with our key suppliers over many years, and while we single source many of our components, we believe that in most cases there are several qualified alternative sources.

Order Backlogs and Seasonality

We had an order backlog of approximately $159.5 million and $134.0 million at August 31, 2006 and 2005, respectively. Our order backlog has significantly increased as a result of acquired businesses and core growth. Substantially all orders are expected to be completed prior to the end of fiscal 2007. Our consolidated sales are not subject to significant seasonal fluctuations, although the large acquisitions completed in fiscal 2005 resulted in higher sales in the second half of fiscal 2005 as a percentage of total sales for the fiscal year.

Sales Percentages by Fiscal Quarter

	2006	2005
Quarter 1	24%	20%
Quarter 2	23%	24%
Quarter 3	26%	28%
Quarter 4	27%	28%
	100%	100%

Employees

At August 31, 2006, we employed approximately 6,300 people. Our employees are not subject to any collective bargaining agreements with the exception of approximately 200 production employees and employees covered by government-mandated collective labor agreements in some international locations. We believe we enjoy good working relationships with our employees.

Environmental Matters

Our operations, like those of similar businesses, are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment, including those regulating discharges of hazardous materials into the air and water, the storage and disposal of such materials, and the clean-up of soil and groundwater contamination. Pursuant to certain environmental laws, a current or prior owner or operator of a site may be liable for the cost of an investigation and any remediation of contamination, and persons who arrange for disposal or treatment of hazardous materials may be liable for such costs at a disposal or treatment site, whether or not the person owned or operated it. These laws impose strict, and under certain circumstances, joint and several liability.

We believe that we are in material compliance with applicable environmental laws. Compliance with these laws has and will require expenditures on an ongoing basis. Soil and groundwater contamination has been identified at a few facilities that we operate or formerly owned or operated. We are also a party to state and local environmental matters, and we have provided environmental indemnifications for several divested business units, and as such retain responsibility for certain potential environmental liabilities.

Environmental expenditures over the last three years have not been material, and we believe that the costs for known environmental matters are not likely to have a material adverse effect on our financial position, results of operations or cash flows. Nevertheless, more stringent environmental laws, unanticipated, burdensome remedy requirements, or discovery of previously unknown conditions could have a material adverse effect upon our financial condition and results of operations. Environmental remediation accruals of $1.7 million and $2.6 million were included in the Consolidated Balance Sheets at August 31, 2006 and 2005, respectively. For further information, see Note 15, "Contingencies and Litigation" in the Notes to Consolidated Financial Statements.

Other

For additional information regarding revenues, profits and losses, and total assets of each business segment, geographical financial information and information on customers, see Note 14, "Business Segment, Geographic and Customer Information" in the Notes to Consolidated Financial Statements.

Item 1A. Risk Factors

Market demand for our products may suffer cyclical declines.

The level of market demand for our products depends on the general economic condition of the markets in which we compete. A substantial portion of our revenues is derived from customers in cyclical industries that typically are adversely affected by downward economic cycles, which may result in lower demand for products in the affected business segment. For example, we derive significant revenues from sales to OEMs in the heavy-duty truck, RV, automotive and construction industries. As a result, deterioration in the conditions in any of these industries, as well as in any of the other industries in which we operate, could adversely affect our businesses. If consumer confidence declines considerably, consumer discretionary spending on home, RV and automobile purchases and remodeling and other construction projects could be negatively impacted, which would adversely impact our sales to customers in these markets.

Our indebtedness could harm our operating flexibility and competitive position.

We have incurred, and we may in the future incur, significant indebtedness in connection with acquisitions. Our strategy includes maintaining a leverage ratio in the range of two to three times Debt to EBITDA. We have, and will continue to have, a substantial amount of debt which will continue to require significant interest and principal payments. Our level of debt and the limitations imposed on us by our debt agreements could adversely affect our operating flexibility and put us at a competitive disadvantage. Our substantial debt level may adversely affect our future performance.

Our ability to make scheduled payments of principal of, to pay interest on, or to refinance our indebtedness, and to satisfy our other debt and lease obligations will depend upon our future operating performance, which will be affected by factors beyond our control. In addition, there can be no assurance that future borrowings or equity financings will be available to us on favorable terms or at all for the payment or refinancing of our indebtedness. If we are unable to service our indebtedness, our business, financial condition and results of operations will be materially adversely affected.

Our ability to service our debt obligations would be harmed if we fail to comply with the financial and other covenants in our debt agreements.

Our amended senior credit agreement and our other debt agreements contain a number of significant financial and other restrictive covenants. These covenants could adversely affect us by limiting our financial and operating flexibility as well as our ability to plan for and react to market conditions and to meet our capital needs. Our failure to comply with these covenants could result in events of default which, if not cured or waived, could result in our being required to repay indebtedness before its due date, and we may not have the financial resources or be able to arrange alternative financing to do so. Borrowings under our amended senior credit facility are secured by a pledge of stock of certain of our subsidiaries and guaranteed by certain other subsidiaries. If borrowings under our amended senior credit facility were declared or became due and payable immediately as the result of an event of default and we were unable to repay or refinance those borrowings, the lenders could foreclose on the pledged stock. Any event that requires us to repay any of our debt before it is due could require us to borrow additional amounts at unfavorable borrowing terms, cause a significant decrease in our liquidity, and impair our ability to pay amounts due on our indebtedness. Moreover, if we are required to repay any of our debt before it becomes due, we may be unable to borrow additional amounts or otherwise obtain the cash necessary to repay that debt, and any failure to pay that debt when due could seriously harm our business.

Our businesses operate in highly competitive markets, so we may be forced to cut prices or incur additional costs.

Our businesses generally face substantial competition in each of their respective markets. We may be forced to reduce prices, incur increased costs or lose market share in certain business units. We compete on the basis of product design, quality, availability, performance, customer service and price. Present or future competitors may have greater financial, technical or other resources which could put us at a disadvantage in the affected business or businesses.

Our international operations pose currency and other risks.

Our international operations present special risks, primarily from currency exchange rate fluctuations, exposure to local economic and political conditions, export and import restrictions, controls on repatriation of cash and exposure to local political conditions. In particular, our results of operations have been significantly affected by fluctuations in foreign currency exchange rates, especially the euro and British pound. To the extent that we expand our international presence, these risks from our international operations may increase.

Future acquisitions may create integration challenges.

Our business strategy includes growth through small, strategic acquisitions, although we may from time to time consider larger acquisitions. That strategy depends on the availability of suitable acquisition candidates at reasonable prices and our ability to quickly resolve challenges associated with integrating these acquired businesses into our existing business. These challenges include integration of product lines, sales forces and manufacturing facilities as well as decisions regarding divestitures, inventory write-offs and other charges. These challenges also pose risks with respect to employee turnover, disruption in product cycles and the loss of sales momentum. We cannot be certain that we will find suitable acquisition candidates or that we will consistently meet these challenges.

We may not be able to realize the anticipated benefits from acquired companies.

We may not be able to realize the anticipated benefits from acquired companies. Achieving those benefits depends on the timely, efficient and successful execution of a number of post-acquisition events, including integrating the acquired business into our company. Factors that could affect our ability to achieve these benefits include:

- Difficulties in integrating and managing personnel, financial reporting and other systems used by the acquired businesses into our company;
- The failure of acquired businesses to perform in accordance with our expectations;
- Any future goodwill impairment charges that we may incur with respect to the assets of acquired businesses;
- Failure to achieve anticipated synergies between our business units and the business units of acquired businesses;
- The loss of acquired business customers; and
- The loss of any of the key managers of acquired businesses.

If acquired businesses do not operate as we anticipate, it could materially harm our business, financial condition and results of operations. In addition, acquired businesses may operate in niche markets in which we have little or no experience. Accordingly, we will be highly dependent upon existing managers and employees to manage those businesses, and the loss of any key managers or employees of the acquired business could have a material adverse effect on our business.

Environmental laws and regulations may result in additional costs.

We are subject to federal, state, local and foreign laws and regulations governing public and worker health and safety and the indoor and outdoor environment. Any violations of these laws by us could cause us to incur unanticipated liabilities that could harm our operating results. Pursuant to such laws, governmental authorities have required us to contribute to the cost of investigating or remediating, or to investigate or remediate, third party as well as currently or previously owned and operated sites. In addition, we provided environmental indemnities in connection with the sale of certain businesses and product lines. Liability as an owner or operator, or as an arranger for the treatment or disposal of hazardous substances, can be joint and several and can be imposed without regard to fault. There is a risk that our costs relating to these matters could be greater than what we currently expect or exceed our insurance coverage, or that additional remediation and compliance obligations could arise which require us to make material expenditures. In particular, more stringent environmental laws, unanticipated remediation requirements or the discovery of previously unknown conditions could materially harm our financial condition and operating results. We are also required to comply with various environmental laws and maintain permits, some of which are subject to discretionary renewal from time to time, for many of our businesses, and our business operations could be restructured if we are unable to renew existing permits or to obtain any additional permits that we may require.

Any loss of key personnel and the inability to attract and retain qualified employees could have a material adverse impact on our operations.

We are dependent on the continued services of key executives such as our Chief Executive Officer, our Chief Financial Officer and our Executive Vice Presidents in charge of our groups. We do not currently have employment agreements with these or any other officers. The departure of key personnel without adequate replacement could severely disrupt our business operations. Additionally, we need qualified managers and skilled employees with technical and manufacturing industry experience to operate our businesses successfully. From time to time there may be shortages of skilled labor which may make it more difficult and expensive for us to attract and retain qualified employees. If we are unable to attract and retain qualified individuals or our costs to do so increase significantly, our operations would be materially adversely affected.

If our intellectual property protection is inadequate, others may be able to use our technologies and tradenames and thereby reduce our ability to compete, which could have a material adverse effect on us, our financial condition and results of operations.

We regard much of the technology underlying our services and products and the trademarks under which we market our products as proprietary. The steps we take to protect our proprietary technology may be inadequate to prevent misappropriation of our technology, or third parties may develop similar technology independently. We rely on a combination of patents, trademark, copyright and trade secret laws, employee and third-party non-disclosure agreements and other contracts to establish and protect our technology and other intellectual property rights. The agreements may be breached or terminated, and we may not have adequate remedies for any breach, and existing trade secrets, patent and copyright law afford us limited protection. Policing unauthorized use of our intellectual property is difficult. A third party could copy or otherwise obtain and use our products or technology without authorization.

Litigation may be necessary for us to defend against claims of infringement, to protect our intellectual property rights and could result in substantial cost to us, and diversion of our efforts. Further, we might not prevail in such litigation which could harm our business.

Our products could infringe on the intellectual property of others, which may cause us to engage in costly litigation and, if we are not successful, could cause us to pay substantial damages and prohibit us from selling our products.

Third parties may assert infringement or other intellectual property claims against us based on their patents or other intellectual property claims, and we may have to pay substantial damages, possibly including treble damages, if it is ultimately determined that they do. We may have to obtain a license to sell our products if it is determined that our products infringe upon another person's intellectual property. We might be prohibited from selling our products before we obtain a license, which, if available at all, may require us to pay substantial royalties. Even if infringement claims against us are without merit, defending these types of lawsuits takes significant time, may be expensive and may divert management attention from other business concerns.

Large or rapid increases in the costs of raw materials or substantial decreases in their availability could adversely affect our operations.

The primary raw materials that we use include steel, plastic resin, copper, brass, steel wire and rubber. Most of our suppliers are not currently parties to long-term contracts with us. Consequently, we are vulnerable to fluctuations in prices of such raw materials. Market prices for certain materials such as steel, plastic resin and copper have been rising, which could have a negative effect on our operating results and ability to manufacture our respective products on a timely basis. We have not entered into any material derivative contracts to hedge our exposure to commodity risk. Factors such as supply and demand, freight costs and transportation availability, inventory levels, the level of imports and general economic conditions may affect the prices of raw materials that we need. If we experience any significant increases in raw material prices, or if we are unable to pass along any increases in raw material prices to our customers, then our results of operations could be adversely affected.

Geopolitical unrest and terrorist activities may cause the economic conditions in the U.S. or abroad to deteriorate, which could harm our business.

Terrorist attacks against targets in the U.S. or abroad, rumors or threats of war, other geopolitical activity or trade disruptions may impact our operations or cause general economic conditions in the U.S. and abroad to deteriorate. A prolonged economic slowdown or recession in the U.S. or in other areas of the world could reduce the demand for our products and, therefore, negatively affect our future sales. Any of these events could have a significant impact on our business, financial condition or results of operations and may result in the volatility of the market price for our common stock.

Our ability to continue to source low cost products from regions such as China may decline.

An increasing portion of our products are sourced from low cost regions. Changes in export laws and disruption in transportation routes could adversely impact our results of operations.

Risks Related to the Common Stock

The market price for our Class A common stock may be volatile.

The market price of our Class A common stock could fluctuate substantially in the future in response to a number of factors, including those discussed below. The market price of our Class A common stock has in the past fluctuated significantly and is likely to continue to fluctuate significantly. Some of the factors that may cause the price of our Class A common stock to fluctuate include:

- variations in our and our competitors' operating results;
- changes in securities analysts' estimates of our future performance and the future performance of our competitors;
- announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
- gains or losses of significant customers;
- additions or departure of key personnel;
- events affecting other companies that the market deems comparable to us;
- general conditions in industries in which we operate;
- general conditions in the United States and abroad;
- the presence or absence of short selling of our Class A common stock;
- future sales of our Class A common stock or debt securities;
- announcements by us or our competitors of technological improvements or new products; and
- European electrical restructuring actions.

The stock markets in general have experienced substantial price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the trading price of the Class A common stock.

The market price of our Class A common stock could be affected by the substantial number of shares that are eligible for future sale.

As of August 31, 2006, we had 27,295,372 shares of Class A common stock outstanding, excluding 2,154,765 shares issuable upon the exercise of outstanding options granted under our existing stock option plans, 2,688,403 additional shares reserved for issuance under existing stock option plans and other employee benefit plans, and 3,758,445 shares issuable upon conversion of our 2% convertible senior subordinated debentures. In addition, the number of shares issuable upon conversion of these debentures may increase pursuant to anti-dilution provisions applicable to the debentures. We cannot predict the effect, if any, that future sales of shares of Class A common stock, including Class A common stock issuable upon the exercise of options or the conversion of the 2% convertible senior subordinated debentures, or the availability of shares of Class A common stock for future sale, will have on the market price of our Class A common stock prevailing from time to time.

Our 2% convertible senior subordinated debentures are convertible into Class A common stock, at the option of the holders, only upon the occurrence of certain specified events. Among other things, the debentures may be converted into Class A common stock during any fiscal quarter if the closing sale price of our Class A common stock exceeds approximately $47.89 for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter. If holders become entitled to convert their debentures into our Class A common stock, it could result in the issuance of up to 3,758,445 additional shares of Class A common stock, which could be dilutive to other stockholders and adversely affect the market price of our Class A common stock, perhaps substantially.

Based on filings made with the SEC we are aware of four institutions that hold in excess of 5% of our outstanding Class A common stock. We are not able to predict whether or when these institutions will sell substantial amounts of our Class A common stock. Sales of our Class A common stock by these institutions could adversely affect prevailing market prices for our Class A common stock.

Some provisions of our charter and bylaws and of Wisconsin law may prevent a change in control or adversely affect our shareholders.

Certain provisions of our articles of incorporation and bylaws and of the Wisconsin Business Corporation Law may discourage, delay or prevent a change of control that shareholders may consider favorable. Certain provisions of our articles of incorporation and bylaws and of the Wisconsin Business Corporation Law may discourage transactions that otherwise could provide for payment of a premium over the prevailing market price of our Class A common stock and also may limit the price that investors are willing to pay in the future for shares of our Class A common stock.

For example, our articles of incorporation and bylaws:

- do not provide for cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of our Class A common stock to elect some directors;
- while currently not implemented, permit us to classify the board of directors into two or three classes serving staggered two or three-year terms, respectively, which may lengthen the time required to gain control of our board of directors;
- require super-majority voting to effect amendments to provisions of our articles of incorporation and bylaws or to approve or adopt a merger or consolidation of us, or approve or adopt a sale or exchange of all or substantially all of our assets;
- establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters that can be acted upon by shareholders at a shareholder meeting; and
- allow the board to issue shares of Class B common stock (which would then have the right to elect a majority of the directors) and to issue and determine the terms of preferred stock.

In addition, certain sections of the Wisconsin Business Corporation Law may discourage, delay or prevent a change in control by:

- limiting the voting power of certain shareholders exercising 20% or more of our voting power,
- prohibiting us from engaging in certain business combinations with any interested stockholder, or
- requiring a super-majority vote for any business combination that does not meet certain fair price standards.

Any issuance of preferred stock or Class B common stock could adversely affect the holders of our Class A common stock.

Our board of directors is authorized to issue shares of preferred stock or Class B common stock without any action on the part of our shareholders. Our board of directors also has the power, without shareholder approval, to set specified terms of any series of preferred stock, including dividend rates, votes per share and amounts payable in the event of our dissolution, liquidation or winding up. Any preferred stock that we issue may have a preference over our Class A common stock with respect to the payment of dividends and upon our liquidation, dissolution or winding up and the holders of the preferred stock would be entitled to vote as a single class with the holders of our Class A common stock in the election of directors. As a result, our board of directors could issue preferred stock with dividend, liquidation and voting rights and with other terms that could adversely affect the interests of the holders of our Class A common stock. If any shares of Class B common stock are issued, our articles of incorporation provide that the Class B common shareholders, voting as a separate class, would be entitled to elect a majority of our board of directors, while the holders of our Class A common stock, voting as a single class with the holders of any outstanding preferred stock, would be entitled to elect a minority of our board of directors. As a result, the issuance of any Class B common stock would adversely affect the voting rights of holders of our Class A common stock. We do not currently intend to issue any preferred stock or Class B common stock.

Persons holding our Class A common stock could have the voting power of their shares of Class A common stock on all matters significantly reduced under Wisconsin anti-takeover statutes, if the person holds in excess of 20% of the voting power in the election of directors.

Under the Wisconsin Business Corporation Law, if a person holds voting power of our company in excess of 20% of the voting power in the election of directors, then that person's voting power is limited (in voting on any matter) to 10% of the full voting power of such excess shares, unless full voting rights have been restored to that person at a special meeting of the shareholders or certain other statutory exceptions are met. A person's Class A common stock holdings as well as any shares issuable upon conversion of convertible securities or the exercise of options or warrants owned by that person are included in calculating such person's voting power. Therefore, any shares issuable to a holder of our 2% convertible senior subordinated debentures, as well as any shares acquired in this offering, will be included in determining whether such holder holds more than 20% of our voting power. If a holder of Class A common stock holds more than 20% of our outstanding Class A common stock, after taking into account any shares of Class A common stock that the holder acquires in this offering or that the holder would receive upon the exercise or conversion of outstanding options, warrants or 2% convertible senior subordinated debentures, then the holder's voting power could be significantly reduced under Wisconsin anti-takeover statutes.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our corporate headquarters is located in Butler, Wisconsin. As of August 31, 2006, the Company operated the following facilities (square footage in thousands):

	Number of Locations			Square Footage		
	Manufacturing	Distribution/ Sales (1)	Total Number of Locations	Owned	Leased	Total Square Footage
Tools & Supplies Group						
Industrial Tools	7	17	24	128	311	439
Joint Integrity	4	20	24	45	173	218
North American Electrical	7	12	19	69	603	672
European Electrical	5	6	11	500	276	776
Specialty Electrical	3	3	6	32	104	136
Professional Electrical	3	1	4	127	97	224
Engineered Solutions Group						
Truck Actuation Systems	5	2	7	194	136	330
Recreational Vehicle Actuation Systems	4	—	4	—	243	243
Automotive Actuation Systems(2)	2	1	3	—	69	69
Other Engineered Solutions	7	7	14	323	236	559
Total	**47**	**69**	**116**	**1,418**	**2,248**	**3,666**

(1) Five of the distribution/sales facilities are shared by multiple segments.

(2) Two Automotive Actuation Systems facilities are shared with the Truck Actuation Systems business and are included in the Truck Actuation Systems numbers above.

We consider our facilities suitable and adequate for the purposes for which they are used and do not anticipate difficulty in renewing existing leases as they expire or in finding alternate facilities. Our largest locations are located in the United States, Germany, the United Kingdom and the Netherlands. We also maintain operations in Australia, Austria, Brazil, Canada, China, Czech Republic, France, Hungary, India, Italy, Japan, Malaysia, Mexico, Norway, Poland, Russia, Singapore, South Korea, Spain, Taiwan, Thailand, Trinidad & Tobago, Tunisia, Turkey, and the United Arab Emirates. Please refer to Note 7 "Leases" in the Consolidated Financial Statements included in this Annual Report for information with respect to our lease commitments.

Item 3. Legal Proceedings

The Company is a party to various legal proceedings that have arisen in the normal course of business. These legal proceedings typically include product liability, environmental, labor and patent claims.

We self-insure a portion of our product liability by maintaining a per claim retention provision under our insurance program. We have recorded reserves for estimated losses based on the specific circumstances of each case. Such reserves are recorded when it is probable that a loss has been incurred as of the balance sheet date and the amount of the loss can be reasonably estimated. In our opinion, the resolution of these contingencies is not likely to have a material adverse effect on our financial condition, results of operation or cash flows. For further information refer to Note 15, "Contingencies and Litigation" in the Notes to Consolidated Financial Statements.

Item 4. Submission of Matters to a Vote of Security Holders

A Special Meeting of Shareholders was held on July 7, 2006 to approve an amendment to the Company's Articles of Incorporation to increase number of authorized shares of Class A Common Stock from 42,000,000 to 84,000,000. The proposal was approved. The results of voting are set forth below:

For	Against	Abstain	Withheld
22,527,166	3,192,544	23,342	1,534,552

In addition, a proposal to approve the Actuant Corporation Long Term Incentive Plan was voted on at the July 7, 2006 Special Meeting of Shareholders. The proposal was approved. The results of voting are set forth below:

For	Against	Abstain	Withheld
24,589,188	1,113,271	40,593	1,534,552

Executive Officers of the Registrant

The names, ages and positions of all of the executive officers of the Company as of August 31, 2006 are listed below.

Name	Age	Position
Robert C. Arzbaecher	46	President and Chief Executive Officer; Chairman of the Board
William S. Blackmore	50	Executive Vice President—Engineered Solutions
Gustav H.P. Boel	61	Executive Vice President; Director
Mark E. Goldstein	50	Executive Vice President—Tools & Supplies
Andrew G. Lampereur	43	Executive Vice President and Chief Financial Officer

Robert C. Arzbaecher, President and Chief Executive Officer and Chairman of the Board of Directors. Mr. Arzbaecher was named President and Chief Executive Officer of the Company on August 9, 2000. He served as Vice President and Chief Financial Officer of Actuant starting in 1994 and Senior Vice President in 1998. He served as Vice President, Finance of Tools & Supplies from 1993 to 1994. He joined Actuant in 1992 as Corporate Controller. From 1988 through 1991, Mr. Arzbaecher was employed by Grabill Aerospace Industries LTD, where he last held the position of Chief Financial Officer. Mr. Arzbaecher has also been a member of the board of directors of CF Industries, Inc. since 2005.

William S. Blackmore, Executive Vice President—Engineered Solutions. Mr. Blackmore was named leader of the Engineered Solutions group in fiscal year 2004. He joined the Company as leader of the Engineered Solutions-Americas business in fiscal year 2002. Prior to joining Actuant, he served as President of Integrated Systems—Americas at APW Ltd. from 2000 to 2001 and as President, Rexnord Gear and Coupling Products ("Rexnord") from 1997 to 2000. Prior to 1997 Mr. Blackmore held various general management positions at Rexnord and Pillar Industries.

Gustav H.P. Boel, Executive Vice President and member of the Board of Directors. Mr. Boel has been associated with the Company for over 25 years, currently as a member of the Board of Directors and an Executive Vice President in charge of our LEAD initiatives. Following the spin-off of the Company's Electronics segment in fiscal 2000, he left the Company as an employee but served as a member of the Board of Directors. During this time he was employed by APW Ltd., where he last held the position of Senior Vice President. In September 2002, he rejoined the Company as an employee and was named business leader of the European Electrical business in addition to his Board responsibilities. Prior to the spin-off, he held various positions with Actuant, including President of the Industrial business segment, President of Engineered Solutions Europe and President of Enerpac.

Mark E. Goldstein, Executive Vice President—Tools & Supplies. Mr. Goldstein was appointed leader of the Tools and Supplies group in fiscal year 2003. He joined the Company in fiscal year 2001 as the leader of the Gardner Bender business. Prior to joining Actuant he held senior sales, marketing and operations management positions at The Stanley Works, most recently as President, Stanley Door Systems. Mr. Goldstein was employed by The Stanley Works for 22 years.

Andrew G. Lampereur, Executive Vice President and Chief Financial Officer. Mr. Lampereur joined Actuant in 1993 as Corporate Controller, a position he held until 1996 when he was appointed Vice President of

Finance for Gardner Bender. In 1998, Mr. Lampereur was appointed Vice President, General Manager for Gardner Bender. He was appointed to his present position in August 2000. Prior to joining Actuant, Mr. Lampereur was the Corporate Controller of Fruehauf Trailer Corporation and held a number of financial management positions at Terex Corporation.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

The Company's common stock is traded on the New York Stock Exchange under the symbol ATU. At September 30, 2006, the number of record shareholders of common stock was approximately 1,823. The high and low sales prices of the common stock were as follows for the previous two fiscal years:

Fiscal Year	Period	High	Low
2006	June 1, 2006 to August 31, 2006	$60.40	$42.31
	March 1, 2006 to May 31, 2006	67.60	54.95
	December 1, 2005 to February 28, 2006	57.94	50.25
	September 1, 2005 to November 30, 2005	54.56	40.91
2005	June 1, 2005 to August 31, 2005	$50.04	$41.19
	March 1, 2005 to May 31, 2005	59.00	40.82
	December 1, 2004 to February 28, 2005	56.39	46.57
	September 1, 2004 to November 30, 2004	49.00	37.68

In fiscal 2006, the Company declared a dividend of $0.08 per common share payable on October 16, 2006 to shareholders of record on September 29, 2006. In fiscal 2005, the Company declared a dividend of $0.08 per common share payable on October 14, 2005 to shareholders of record on September 30, 2005.

Item 6. Selected Financial Data

The following selected historical financial data have been derived from the Consolidated Financial Statements of the Company. The data should be read in conjunction with these financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The results of all businesses acquired or divested during the time periods presented are included in the table from their acquisition date or up to their divestiture date.

	Year Ended August 31,				
	2006	2005	2004	2003	2002
	(in millions, except per share data)				
Statement of Earnings Data(1):					
Net sales	$1,201.2	$976.1	$726.9	$585.4	$463.0
Gross profit	404.5	316.5	231.2	190.0	159.0
Operating expenses	237.9	188.8	138.7	114.9	85.4
Amortization of intangible assets	7.7	5.2	2.2	2.3	2.5
Operating profit	154.0	122.5	90.3	72.8	71.1
Earnings from continuing operations(2)	92.6	71.3	23.9	29.0	14.6
Diluted earnings per share from continuing operations	3.01	2.42	0.93	1.18	0.69
Cash dividends per share declared	0.08	0.08	—	—	—
Balance Sheet Data (at end of period)(1):					
Total assets	$1,213.4	$996.3	$424.1	$358.7	$294.6
Total debt	480.2	442.8	193.9	169.8	192.6

(1) The Company completed various acquisitions that impact the comparability of the selected financial data presented in the table. The following table summarizes these acquisitions that were completed during the last five years:

	Segment	Date Completed	Approximate Annual Sales(a)
			(in millions)
Acquisitions:			
Actown-Electrocoil	Professional Electrical	August 2006	$ 36
Precision Sure-Lock	Industrial Tools	April 2006	25
D.L. Ricci	Joint Integrity	April 2006	25
B.E.P. Marine Ltd.	Specialty Electrical	December 2005	10
Hydratight Sweeney	Joint Integrity	May 2005	50
Hedley Purvis	Joint Integrity	January 2005	30
Key Components, Inc. ("KCI")		December 2004	220
Power Distribution Products—Acme	Professional Electrical		
Aerospace & Defense—Acme	Other Engineered Solutions		
Air Handling / Turbocharger Components—Gits	Truck Actuation Systems		
Electrical Utility—Turner Electric	Other Engineered Solutions		
Flexible Shafts—B.W. Elliott	Other Engineered Solutions		
Specialty Electrical	Specialty Electrical		
Sperry	North American Electrical	December 2004	14
Yvel S.A.	Truck Actuation Systems	September 2004	20
Dresco, B.V.	European Electrical	December 2003	34
Kwikee Products Company, Inc	Recreational Vehicle Actuation Systems	September 2003	25
Shanghai Sanxin Hydraulic Co, Ltd	Industrial Tools	April 2003	2
Heinrich Kopp AG	European Electrical	September 2002	90

(a) Represents approximate annual sales at the time of the completion of the transaction.

(2) Earnings from continuing operations include pre-tax charges for the early extinguishment of debt of $36.7 million, $2.0 million, and $16.4 million in fiscal years 2004, 2003, and 2002, respectively. Fiscal 2003 earnings from continuing operations include a pre-tax charge of $6.5 million for litigation associated with divested businesses.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Background

As discussed in Item 1, Business, we are a diversified global provider of a broad range of industrial products and systems, organized, under the Tools & Supplies and Engineered Solutions groups. In previous filings, the Company reported its financial results in two reportable segments, in line with these two groups of businesses. Prior to filing this annual report on Form 10-K for fiscal 2006, management determined that its accounting for segments did not comply with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). As a result, the financial information presented for fiscal 2005 and 2004 in Note 14 to the Consolidated Financial Statements has been restated and Management's Discussion and Analysis has been revised to reflect this restatement in segment reporting.

Prior to filing this annual report on Form 10-K, management concluded that there are ten reportable segments within its two groups of like businesses. The Industrial Tools and Joint Integrity segments within the Tools & Supplies group are primarily involved in the design, manufacture, and distribution of hydraulic tools and supplies, and also provide manpower services and equipment rental to the construction, industrial, oil & gas, power generation, and production automation markets. The North American Electrical, European Electrical, Specialty Electrical, and Professional Electrical segments within the Tools & Supplies group are primarily involved in the design, manufacture, and distribution of electrical tools and supplies to the retail home center, hardware cooperative, automotive aftermarket, construction, electrical wholesale, and OEM markets. The Truck Actuation Systems, Recreational Vehicle Actuation Systems, Automotive Actuation Systems and Other

Engineered Solutions businesses primary expertise is in developing and marketing value-added, customized motion control systems primarily for original equipment manufacturers in diversified niche markets. We believe that our strength in these product categories is the result of a combination of our brand recognition, proprietary engineering and design competencies, dedicated service philosophy, and global manufacturing and distribution capabilities.

Our long-term goal is to grow annual diluted earnings per share excluding unusual or non-recurring items ("EPS") faster than most multi-industry peers. We intend to leverage our leading market positions to generate annual internal sales growth that exceeds the annual growth rates of the gross domestic product in the geographic regions in which we operate. In addition to internal sales growth, we are focused on acquiring complementary businesses. Following an acquisition, we seek to drive cost reductions, develop additional cross-selling opportunities and deepen customer relationships. We also focus on profit margin expansion and cash flow generation to achieve our EPS growth goal. Our LEAD ("Lean Enterprise Across Disciplines") process utilizes various continuous improvement techniques to drive out costs and improve efficiencies across all locations and functions worldwide, thereby expanding profit margins. Strong cash flow generation is achieved by maximizing returns on assets and minimizing primary working capital needs. The cash flow that results from efficient asset management and improved profitability is used to reduce debt and fund additional acquisitions and internal growth opportunities. Our application of this strategy has generated profitable growth over the past five years.

Results of Operations

Historical Financial Data

	Year Ended August 31,		
	2006	2005	2004
	(in millions)		
Statements of Earnings Data:			
Net sales	$1,201.2	$976.1	$726.8
Cost of products sold	796.7	659.6	495.6
Gross profit	404.5	316.5	231.2
Gross profit margin	33.7%	32.4%	31.8%
Selling, administration, and engineering ("SAE") expenses	237.9	188.8	138.7
SAE as a percentage of net sales	19.8%	19.3%	19.1%
Restructuring charge	4.9	—	—
Amortization of intangible assets	7.7	5.2	2.2
Operating profit	154.0	122.5	90.3
Operating profit margin	12.8%	12.5%	12.4%
Financing costs, net	26.1	16.9	13.6
Charge for early extinguishment of debt	—	—	36.7
Other (income) expense, net	2.1	(0.1)	1.2
Earnings from continuing operations before income tax expense and minority interest	$ 125.8	$105.7	$ 38.8
Other Financial Data:			
Depreciation	$ 20.1	$ 17.2	$ 14.4
Capital expenditures	19.7	15.4	10.9

The comparability of the operating results for the fiscal years ended August 31, 2006, 2005, and 2004 has been significantly impacted by acquisitions. The results of operations for acquired businesses are included in our reported results of operations only since their respective acquisition dates. See Note 2, "Acquisitions" in Notes to Consolidated Financial Statements for further discussion. In addition to the impact of acquisitions on operating results, currency translation rates can influence our reported results given that approximately 47% of our sales are denominated in currencies other than the US dollar. The strengthening of the US dollar over the past fiscal year unfavorably impacted comparisons of fiscal 2006 to fiscal 2005 results due to the translation of non-US dollar denominated subsidiary results. The weakening of the U.S. dollar for fiscal 2005 and 2004 favorably impacted comparisons of fiscal 2005 to fiscal 2004 results.

Consolidated net sales increased by approximately $225 million, or 23%, from $976 million in fiscal 2005 to $1,201 million in fiscal 2006. Excluding $176 million sales from acquired businesses and the $14 million unfavorable impact of foreign currency exchange rate changes on translated results, fiscal 2006 consolidated net sales increased approximately 9%. Consolidated net sales increased by approximately $249 million, or 34%, from $727 million in fiscal 2004 to $976 million in fiscal 2005. Excluding $245 million sales from acquired businesses and the $20 million favorable impact of foreign currency exchange rate changes on translated results, fiscal 2005 consolidated net sales decreased approximately 2%. Net sales at the segment level are discussed in further detail below.

Consolidated operating profit for fiscal year 2006 was $154 million, compared with $123 million for fiscal year 2005 and $90 million for fiscal year 2004. The comparability between periods is impacted by acquisitions and a pre-tax restructuring charge of $5 million recorded in fiscal 2006 (see Note 3, "Restructuring Reserves" in Notes to Consolidated Financial Statements for further discussion). Additionally, in fiscal 2005, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 123R, "Accounting for Stock Based Compensation" ("FAS 123R") which resulted in a $4.0 million and $4.1 million reduction to operating profit in fiscal years 2006 and 2005, respectively. The changes in consolidated operating profit at the operating segment level are discussed in further detail below.

Segment Results

Net Sales

	Year Ended August 31,		
	2006	**2005**	**2004**
Tools & Supplies Group			
Industrial Tools	$ 214	$180	$155
Joint Integrity	110	39	—
North American Electrical	141	125	115
European Electrical	146	146	134
Specialty Electrical	78	51	12
Professional Electrical	68	43	—
Sub-total	757	584	416
Engineered Solutions Group			
Truck Actuation Systems	144	123	51
Recreational Vehicle Actuation Systems	98	106	137
Automotive Actuation Systems	111	99	102
Other Engineered Solutions	91	64	21
Sub-total	444	392	311
Total	$1,201	$976	$727

Fiscal 2006 compared to Fiscal 2005

Industrial Tools net sales in fiscal 2006 increased approximately $34 million, or 19%, to $214 million from $180 million in fiscal 2005. Excluding sales from an acquired business and the $1 million unfavorable impact of foreign currency rate changes on translated results, sales grew 15%, primarily the result of price increases due to rising raw material costs and improved economic conditions which drove higher worldwide industrial demand.

North American Electrical net sales in fiscal 2006 increased approximately $16 million, or 13%, to $141 million from $125 million in fiscal 2005. Excluding sales from an acquired business, sales grew 8% due to the combination of increased demand, new products, the full year impact of product line resets in fiscal 2005, and increased selling prices due to rising raw material costs.

European Electrical net sales in fiscal 2006 remained flat compared to fiscal 2005. Excluding the $6 million unfavorable impact of foreign currency rate changes on translated results, sales grew 4% primarily as a result of increased selling prices due to rising raw material costs and the full year impact of a fiscal 2005 product line reset.

The majority of the businesses in the Joint Integrity, Specialty Electrical, and Professional Electrical segments were acquired either during fiscal 2006 or 2005, meaning most of the reported increases in net sales were due to the timing of acquisitions. In addition, Joint Integrity segment sales increased in fiscal 2006 due to an increase in maintenance work in the oil and gas and power generation markets attributable to the combination of geographic expansion, pent-up maintenance demand, and increased oil production levels resulting from increased oil demand and prices. Professional Electrical net sales in fiscal 2006 were also higher due to price increases to customers as a result of rising raw material costs.

Net sales in the Truck Actuation Systems segment increased approximately $21 million, or 17%, in 2006 to $144 million. Excluding sales from acquired businesses and the $2 million unfavorable impact of foreign currency rate changes on translated results, sales grew 7% as a result of strong demand during the later part of fiscal 2006 due to pre-buying activity in advance of new North American diesel engine emission standards which become effective January 1, 2007.

Recreational vehicle ("RV") Actuation Systems sales decreased approximately $8 million in fiscal 2006, or 8%, to $98 million due to lower motorhome industry production levels attributable to reduced retail demand resulting from higher fuel costs and interest rates, partially offset by market share gains.

Fiscal 2006 sales in the Automotive Actuation Systems segment increased approximately $12 million, or 13%, to $111 million from $99 million in fiscal 2005. Excluding the $4 million unfavorable impact of foreign currency rate changes on translated results, sales grew 17% due to new convertible top model launches in fiscal 2006 including the Volvo C-70, Mitsubishi Eclipse, Pontiac G-6, and Volkswagen EOS.

Other Engineered Solutions sales increased $27 million, or 40%, to $91 million in 2006. Excluding sales from acquired businesses, sales grew 11% compared to fiscal 2005 as a result of the continued strength of the industrial sector of the North American economy.

Fiscal 2005 compared to Fiscal 2004

Industrial Tools sales increased in 2005 by approximately $25 million, or 16%, to $180 million from $155 million in fiscal 2004. Excluding the $4 million favorable impact of foreign currency rate changes on translated results, sales grew 12% as a result of higher demand tied to rising industrial market output, as well as increased sales for large infrastructure projects.

North American Electrical sales in fiscal 2005 increased approximately $10 million, or 9%, to $125 million from $115 million in fiscal 2004. Excluding sales from an acquired business, sales in fiscal 2005 were similar compared to fiscal 2004.

European Electrical sales in fiscal 2005 increased approximately $12 million, or 9%, to $146 million from $134 million in fiscal 2004. Excluding carryover sales from a fiscal 2004 acquisition and the $6 million favorable impact of foreign currency rate changes on translated results, sales declined 5.1% due to weak consumer demand in Europe.

A number of the businesses in the Joint Integrity, Specialty Electrical, and Professional Electrical segments were acquired in either fiscal 2005 or 2004, thus the reported increase in net sales in fiscal 2005 compared to fiscal 2004 is principally due to the timing of acquisitions.

Truck Actuation Systems net sales increased approximately $72 million, or 140%, to $123 million in 2005 from $51 million in fiscal 2004. Excluding sales from acquired businesses and the $3 million favorable impact of foreign currency rate changes on translated results, sales grew 13% as a result of market share gains and higher European heavy duty truck production by OEM's, driven by strong market conditions.

RV Actuation Systems sales decreased approximately $31 million, or 22%, to $106 million in 2005 due to lower RV original equipment manufacturer ("OEM") production levels driven by lower retail demand and reduced OEM finished good inventory levels.

Fiscal 2005 sales in the Automotive Actuation Systems segment decreased approximately $3 million, or 3%, to $99 million from $102 million in fiscal 2004. Excluding the $5 million favorable impact of foreign currency rate changes on translated results, sales declined 7% as a result of the introduction of several new convertible platforms in the prior year, compared to none in fiscal 2005.

Other Engineered Solutions sales increased $43 million from $21 million in 2004 to $64 million in 2005. Excluding sales from acquired businesses, sales grew 7% compared to fiscal 2004 as a result of the continued strength of the industrial sector of the North American economy.

Operating Profit

	Year Ended August 31,		
	2006	2005	2004
Tools & Supplies Group			
Industrial Tools	$ 65	$ 49	$ 36
Joint Integrity	20	5	—
North American Electrical	23	15	18
European Electrical	(6)	2	8
Specialty Electrical	15	12	2
Professional Electrical	5	4	—
Sub-total	122	87	64
Engineered Solutions Group			
Truck Actuation Systems	20	17	5
Recreational Vehicle Actuation Systems	12	17	26
Automotive Actuation Systems	—	5	6
Other Engineered Solutions	16	11	2
Sub-total	48	50	39
General Corporate	(16)	(15)	(13)
Total	$154	$122	$ 90

Fiscal 2006 compared to Fiscal 2005

Industrial Tools operating profit in fiscal 2006 increased approximately $16 million, or 33%, to $65 million from $49 million in fiscal 2005 due to the 2006 acquisition of Precision Sure-Lock, increased sales and production volumes, the resulting higher fixed cost absorption and the results of our LEAD initiatives including low cost country component sourcing.

North American Electrical operating profit in fiscal 2006 increased approximately $8 million, or 48%, to $23 million from $15 million in fiscal 2005 as a result of increased sales and production volumes, improved fixed cost absorption, increased low cost country sourcing, and the impact of a fiscal 2005 product buyback for a major retail home center customer that did not repeat in fiscal 2006.

The European Electrical operating loss in fiscal 2006 was primarily driven by a $5 million restructuring charge. The Company announced in 2006 a $17-20 million pre-tax restructuring program designed to reduce operating costs and outsource the manufacturing of certain components to drive increased profitability in the European Electrical business. The remaining $12-15 million of anticipated restructuring costs will be recorded over the next 2 years. The European Electrical restructuring program is expected to save $7-8 million (pre-tax) annually starting in early 2008. In addition to the impact of restructuring costs, profits in 2006 declined due to higher raw material costs, most notably copper which increased over 50% during the fiscal year.

Primarily all of the businesses in the Joint Integrity, Specialty Electrical, and Professional Electrical segments were acquired either during fiscal 2006 or 2005, impacting the year-to-year comparability of operating profit. Substantially all of the increase in profits was acquisition and volume related.

Truck Actuation Systems operating profit in fiscal 2006 increased approximately $3 million, or 20%, to $20 million from $17 million in fiscal 2005 due to the carryover benefit of a 2005 acquisition and increased sales volumes, partially offset by increased North American engineering activity to support future emissions related growth initiatives.

RV Actuation Systems operating profit decreased approximately $5 million, or 29%, to $12 million from $17 million in fiscal 2005 due to lower sales volumes, reduced fixed cost absorption from lower production volumes, and higher raw material costs.

Fiscal 2006 operating profit in the Automotive Actuation Systems segment decreased by approximately $5 million compared to fiscal 2005. The additional profit contribution from increased sales volumes was more than offset by new production start-up inefficiencies and increased spending related to the four new automotive platform launches, as well as higher raw material costs.

Other Engineered Solutions segment operating profit in fiscal 2006 increased $5 million, or 45%, to $16 million in 2006 as a result of sales volumes from acquired businesses as well as increased low cost country sourcing.

General corporate expenses increased by approximately $1 million, to $16 million in fiscal 2006, the result of higher staffing levels associated with acquisition activity, increased incentive compensation expense, and higher Sarbanes-Oxley Section 404 compliance costs for newly acquired businesses.

Fiscal 2005 compared to Fiscal 2004

Industrial Tools operating profit in fiscal 2005 increased approximately $13 million, or 37%, to $49 million from $36 million in fiscal 2004 primarily due to increased sales volumes and fixed cost absorption.

North American Electrical operating profit in fiscal 2005 decreased approximately $2 million, or 16%, to $16 million as a result of product buybacks from a retail home center customer in conjunction with a major reset, partially offsetting incremental profits from a 2005 business acquisition.

European Electrical operating profit in fiscal 2005 declined approximately $6 million from fiscal 2004 due to increased raw material costs that we were not successful in passing on to customers, as well as increased customer incentives and product buyback costs.

The reported increase in operating profit in the Joint Integrity, Specialty Electrical, and Professional Electrical segments in fiscal 2005 resulted from acquisitions.

Truck Actuation Systems operating profit in fiscal 2005 increased approximately $12 million, or 249%, to $17 million from $5 million in fiscal 2004 primarily due to a 2005 business acquisition as well as improved fixed cost absorption from increased sales volumes and increased low cost country sourcing in our European Truck unit.

RV Actuation Systems operating profit decreased approximately $9 million, or 35%, to $17 million from $26 million in fiscal 2004 due to lower sales volumes and reduced fixed cost absorption from lower production volumes, both of which were partially offset by increased low cost country sourcing initiatives.

Fiscal 2005 operating profit in the Automotive Actuation Systems segment remained flat compared to fiscal 2004 primarily due to improvements in production efficiency in the second year of production for the new automotive platform launches in fiscal 2004 offset by higher raw material costs.

Other Engineered Solutions segment operating profit in fiscal 2005 increased $9 million, to $11 million in 2005 as a result of sales volumes from acquired businesses as well as increased low cost country sourcing.

In addition, operating profit for all segments in fiscal 2005 was impacted by $1.8 million of equity-based compensation expense due to the adoption of SFAS No. 123R effective September 1, 2004 as well as Sarbanes-Oxley compliance costs neither of which were incurred in fiscal 2004.

General corporate expenses increased by approximately $2 million, to $15 million in fiscal 2005. This increase resulted from $2 million of expense recorded pursuant to the adoption of FAS 123R, $2 million of third party Sarbanes Oxley Section 404 compliance costs, and higher staffing levels associated with acquisition activity, partially offset by lower incentive compensation expense.

Restructuring

The Company initiated plans to restructure its European Electrical segment during the fourth quarter of fiscal 2006. These plans were designed to reduce operating costs and improve profitability. As a result of these plans we expect to incur additional restructuring expenses of approximately $12.0 to $15.0 million in the next two years. These plans are incremental to the previously disclosed Kopp restructuring plan implemented in 2003, which reduced administrative and operational costs at the time of the Kopp acquisition.

A rollforward of the European Electrical restructuring reserve follows (in thousands):

Accrued severance costs as of August 31, 2005	$ 1,558
Restructuring expense	4,910
Write-off of fixed assets deemed impaired	(970)
Cash payments	(1,116)
Currency impact	22
Accrued severance costs as of August 31, 2006	$ 4,404

The remaining $4.4 million of accrued severance costs for all plans at August 31, 2006 will be paid to former employees over the next two fiscal years as dictated by contractual arrangements with those employees.

In connection with the KCI Acquisition in December 2004, the Company committed to a plan to close KCI's corporate headquarters and terminate all of the related employees. The restructuring reserve of $1.8 million, primarily for severance payments to the terminated employees, was recorded in the purchase price allocation. No amounts remain outstanding under this plan as of August 31, 2006.

Financing Costs, Net

Financing costs increased during fiscal 2006 by approximately $9 million, from $17 million in fiscal 2005 to $26 million due to higher market interest rates on variable rate debt and additional debt incurred for fiscal 2006 acquisitions.

Financing costs increased during fiscal 2005 by approximately $3 million, from $14 million in fiscal 2004 to $17 million as a result of interest expense on the debt incurred for fiscal 2005 acquisitions, offset by the impact of the Company's gradual replacement of $110 million of outstanding 13% Senior Subordinated Notes ("13% Notes") throughout fiscal 2004 with lower interest rate debt such as the 2% Convertible Notes. The Company's overall weighted average debt cost has significantly declined as a result of replacing the 13% Notes with less expensive forms of debt. See "Liquidity and Capital Resources" below for further information.

Charge for Early Extinguishment of Debt

During fiscal 2004, the Company retired all of its remaining $110 million of 13% Notes. We incurred an aggregate pre-tax charge of $34 million in fiscal 2004 to retire the 13% Notes, comprised of $30 million of premium payments made to bondholders, $3 million for the non-cash write-off of unamortized debt discount and capitalized debt issuance costs, $1 million for the non-cash write-off of fair value adjustments to the 13% Notes for fixed rate to variable rate interest rate swaps underlying the 13% Notes, and $0.4 million of legal and professional fees.

In February 2004, the Company entered into a $250 million five-year senior revolving credit facility (the "Revolver"). The Revolver replaced the senior secured credit agreement, which had a final maturity of June 2006. All borrowings outstanding under the senior secured credit agreement were repaid in February 2004 and the Company was released from any remaining obligations. The early extinguishment resulted in a non-cash, pre-tax charge of approximately $2 million in the second quarter of fiscal 2004, representing the non-cash write-off of remaining capitalized debt issuance costs.

Other (Income) Expense, Net

During fiscal 2005, the Company recognized a one-time $2 million settlement gain on the reimbursement of a tax refund to a former subsidiary. See Note 10, "Discontinued Operations" in Notes to Consolidated Financial Statements for further information.

Income Tax Expense

The Company's income tax expense is impacted by a number of factors, including the amount of taxable earnings derived in foreign jurisdictions with tax rates that are higher or lower than the U.S. federal statutory rate, state tax rates in the jurisdictions where we do business, tax minimization planning, and our ability to utilize various tax credits and net operating loss carryforwards. The Company's effective income tax rate on earnings from continuing operations in fiscal 2006 was 26.5%, compared to 33.1% in fiscal 2005 and 37.8% in fiscal 2004. The effective income tax rate was lower in fiscal 2006 than fiscal 2005 as a result of the mix of income taxed at lower statutory tax rates, tax minimization planning, and the recognition of a $5 million tax benefit for certain state net operating losses that previously had not been benefited. Additionally, the benefit of tax reserve adjustments resulting from settling tax audits for amounts less than previously accrued, the lapsing of various tax statutes of limitations and favorable book provision to tax return adjustments was recorded during fiscal 2006. Excluding the tax reserve adjustments of $8 million, which includes the recognition of the $5 million benefit for state net operating losses, our effective rate would have been 31.9%, and is a more indicative rate for the future. The effective income tax rate was higher in fiscal 2004 compared to fiscal 2005 as a result of the negative tax impact of the charges for early extinguishment of debt on the utilization of foreign tax credits. In addition, the fiscal 2005 effective income tax rate was lower than the fiscal 2004 effective rate due to a reduction in statutory rates in the Netherlands, a comparatively lower 30% tax rate in the United Kingdom where the former Hydratight Sweeney and Hedley Purvis businesses are based, and the realization of benefits on certain net operating losses that previously had not been benefited. For more information regarding the variations in effective tax rates for the periods presented, see Note 9, "Income Taxes," in the Notes to Consolidated Financial Statements.

Discontinued Operations

See Note 10, "Discontinued Operations" in the Notes to Consolidated Financial Statements for information regarding the results of our discontinued operations.

Critical Accounting Policies

The Company prepares its consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). This requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. The following policies are considered by management to be the most critical in understanding the judgments that are involved in the preparation of the Company's consolidated financial statements and the uncertainties that could impact the Company's results of operations, financial position and cash flows.

Inventories: Inventories are stated at the lower of cost or market. Inventory cost is determined using the last-in, first-out ("LIFO") method for a portion of U.S. owned inventory (approximately 20% and 25% of total inventories at August 31, 2006 and 2005, respectively). The first-in, first-out or average cost method is used for all other inventories. If the LIFO method were not used, the inventory balance would be higher than the amount in the Consolidated Balance Sheet by approximately $5.1 million and $5.8 million at August 31, 2006 and 2005, respectively. Each of the Company's business units performs an analysis of the historical sales usage of the individual inventory items on hand and a reserve is recorded to adjust inventory cost to market value. The inventory valuation assumptions used are based on historical experience. The Company believes that such estimates are made with consistent and appropriate methods; however, actual results may differ from these estimates under different assumptions or conditions.

Goodwill and Long-Lived Assets: The Company's goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company performs impairment reviews for its reporting units using a fair-value method based on management's judgments and assumptions. The fair value represents the amount at which a reporting unit could be bought or sold in a current transaction between willing parties on an arms-length basis. In estimating the fair value, the Company uses multiples of historical and forcasted earnings before interest, taxes, depreciation and amortization ("EBITDA") based on prevailing marketplace valuations. The estimated fair value is then compared with the carrying amount of the reporting unit, including goodwill. Independent appraisers are retained to perform additional fair value calculations in situations where the carrying value of the reporting unit exceeds our fair value calculations. The Company is subject to financial statement risk to the extent that the carrying amount exceeds the estimated fair value. The impairment testing performed by the Company at August 31, 2006, indicated that the estimated fair value of each reporting unit exceeded its corresponding carrying amount, and, as such, no impairment existed. Indefinite lived intangible assets are subject to annual impairment testing, as well. On an annual basis, the fair value of the indefinite lived assets are estimated by the Company and compared to the carrying value to determine if an impairment charge is required.

The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. If such indicators are present, the Company performs undiscounted operating cash flow analyses to determine if an impairment exists. If an impairment is determined to exist, any related impairment loss is calculated based on fair value.

A considerable amount of management judgment and assumptions are required in performing the impairment tests, principally in determining the fair value of each reporting unit and the indefinite lived intangible assets. While the Company believes its judgments and assumptions were reasonable, different assumptions could change the estimated fair values and, therefore, impairment charges could be required.

Employee Benefit Plans: The Company provides a variety of benefits to its employees and retired employees, including, in some cases, pensions and postretirement health care. Plan assets and obligations are recorded based on the Company's measurement date utilizing various actuarial assumptions such as discount rates, assumed rates of return, and health care cost trend rates as of that date. The discount rate used by the Company is based on the interest rate of noncallable high-quality corporate bonds, with appropriate consideration of local market factors for foreign benefit plans and the Company's benefit plans' participants' demographics and benefit payment terms. At August 31, 2006 and 2005, the Company's weighted-average discount rate on domestic benefit plans was 6.00% and 5.25%, respectively. A change in the discount rate by 25 basis points would impact the Company's domestic benefit plan expense in fiscal year 2006 by less than $0.1 million. At August 31, 2006 and 2005, the Company's weighted-average discount rate on foreign benefit plans was 4.75% and 3.99%, respectively. A 25 basis point change in the discount rate by would impact the Company's foreign benefit plan expense in fiscal year 2006 by less than $0.1 million. In estimating the expected return on plan assets, the Company considers the historical returns on plan assets, adjusted for forward-looking considerations; inflation assumptions and the impact of the active management of the plans' invested assets. Domestic benefit plan assets consist primarily of participating units in common stock and bond funds. The Company's expected return on domestic benefit plan assets was 8.50% at both August 31, 2006 and 2005. A 25 basis point change in this assumption would impact fiscal 2006 domestic benefit plan expense by less than $0.1 million. Due to the insignificance of the foreign benefit plan assets, the expected return on plan assets does not materially impact the Company's results of operations. See Note 8, "Employee Benefit Plans" for further discussion.

The Company reviews its actuarial assumptions on an annual basis and makes modifications based on current rates and trends when appropriate. As required by U.S. GAAP, the effects of the modifications are recorded currently or amortized over future periods. Based on information provided by its independent actuaries and other relevant sources, the Company believes that the assumptions used are reasonable; however, changes in these assumptions could impact the Company's financial position, results of operations or cash flows.

Income Taxes: The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and other loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Income tax expense recognized by the Company also reflects its best estimates and assumptions regarding, among other things, the level of future taxable income and effect of the Company's various tax planning strategies. Future tax authority rulings and changes in tax laws, changes in projected levels of taxable income, and future tax planning strategies could affect the actual effective tax rate and tax balances recorded by the Company.

Use of Estimates: The Company has recorded reserves or allowances for customer returns and discounts, doubtful accounts, incurred but not reported medical claims, environmental issues, warranty claims, workers compensation claims, product and non-product litigation, and incentive compensation. These reserves require the use of estimates and judgment. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The Company believes that such estimates are made with consistent and appropriate methods. Actual results may differ from these estimates under different assumptions or conditions.

Liquidity and Capital Resources

Cash and cash equivalents totaled $26 million and $10 million at August 31, 2006 and 2005, respectively. Our goal is generally to minimize cash balances, utilizing any excess cash to pay down debt to minimize financing costs.

The Company reported cash provided from continuing operations of $122 million, $97 million and $48 million in fiscal 2006, 2005 and 2004, respectively. The increase in cash provided by operating activities in fiscal 2006 results from increased profitability due to base business growth and the benefit of cash generated by businesses acquired in fiscal 2006 and 2005, offset by increased working capital to support business growth initiatives. Fiscal 2005 cash provided by operating activities increased compared to fiscal 2004 due to our focus on working capital management (including the sale of acquired domestic accounts receivable), the partial year benefit of cash generated by businesses acquired in fiscal 2005, and the premiums paid in the prior year for 13% Note repurchases, offset by the $15.8 million tax refund paid to a former subsidiary in 2005. Cash flows in fiscal 2004 include the impact of premiums paid to bondholders for the repurchases of our 13% Notes (net of the related tax benefit) of $19.7 million.

Cash used in investing activities was $147.0 million, $395.9 million, and $61.4 million in fiscal 2006, 2005 and 2004, respectively, primarily consisting of business acquisitions. During 2006, the Company paid $128.8 million to consummate four strategic acquisitions, as detailed below:

(amounts in millions)	
B.E.P Marine Ltd.	$ 7.6
D.L. Ricci	52.4
Precision Sure-Lock	42.3
Actown	23.8
Other	2.7
	$128.8

In addition, the Company paid $19.7 million for capital expenditures, and received $1.5 million in proceeds from asset sales.

During 2005, the Company paid $384.2 million to consummate five strategic acquisitions, as detailed below:

(amounts in millions)		
Yvel	$ 9.9	
Sperry	12.4	
KCI	236.1	(excluding the assumption of $80.8 million of debt)
Hedley Purvis	29.8	
Hydratight Sweeney	94.4	
Other	1.6	
	$384.2	

In addition, the Company paid $15.4 million for capital expenditures, and received $3.7 million in proceeds from asset sales. During fiscal 2004, $31.9 million of cash was used for the acquisition of Dresco, $28.2 million for the acquisition of Kwikee, and $5.0 million related to the Kopp acquisition.

The Company uses "net primary working capital as a percentage of sales" ("PWC") as a key indicator of working capital management performance. We define this metric as the sum of net accounts receivable, outstanding balances on the accounts receivable securitization facility, and net inventory less accounts payable, divided by the past three months sales annualized. The following table shows the components of the metric:

	August 31, 2006	PWC %	August 31, 2005	PWC %
Accounts receivable, net	$ 171.2		$131.2	
Accounts receivable securitization	50.0		43.8	
Total accounts receivable	221.2	16.7%	175.0	16.2%
Inventory, net	165.8	12.5%	136.0	12.6%
Accounts payable	(122.2)	(9.2)%	(89.5)	(8.3)%
Net primary working capital	$ 264.8	20.0%	$221.5	20.6%

Our net primary working capital percentage declined year-over-year from 20.6% to 20%, reflecting efforts to increase asset efficiency. Our accounts receivable percentage increased from 16.2% to 16.7% due to longer payment terms in industries served by acquired businesses. Inventory as a percentage of sales has remained unchanged between periods, while accounts payable levels as a percentage of sales have increased as we continue to negotiate more favorable vendor payment terms, especially at acquired businesses.

Net cash provided by financing activities totaled $40 million in fiscal 2006 consisting primarily of acquisition funding, for which the Company utilized the existing revolving credit facility. Net cash provided by financing activities totaled $303 million in fiscal 2005 consisting primarily of acquisition funding. In fiscal 2005, the Company completed an amendment to its senior credit facility to provide for a new $250 million term loan and sold 2,875,000 shares of previously unissued Class A Common Stock at a price of $49.50 per share for net proceeds of $134 million. The equity offering proceeds were used to call and retire the $83 million (including premium) of 10.5% senior notes assumed in the KCI Acquisition and pay down revolving credit borrowings. In fiscal 2004, net cash provided by financing activities totaled $15 million. In November 2004, the Company sold an aggregate principal amount of $150 million of convertible senior subordinated debentures due 2023 ("2% Convertible Notes"), which generated net proceeds of $145.0 million which was used to retire other high cost debt, including redeeming the remaining $110 million of our 13% Notes.

Commitments and Contingencies

The Company leases certain facilities, computers, equipment and vehicles under various operating lease agreements, generally over periods from one to twenty years. Under most arrangements, the Company pays the property taxes, insurance, maintenance and expenses related to the leased property. Many of the leases include provisions that enable the Company to renew the lease based upon fair value rental rates on the date of expiration of the initial lease. See Note 7, "Leases," in the Notes to Consolidated Financial Statements and the "Timing of Commitments" table below for further information. The Company is contingently liable for certain lease agreements held by businesses included in its former Electronics segment, which was distributed to shareholders in fiscal 2000 (the "Distribution"). Some of these businesses were subsequently sold to third parties. If any of these businesses do not fulfill their obligations under the leases, the Company could be liable for such leases. The discounted present value of future minimum lease payments for such leases total approximately $7.1 million at August 31, 2006. The future undiscounted minimum lease payments for these leases are as follows: $0.4 million in the balance of calendar 2006; $1.1 million in calendar 2007; $1.1 million in calendar 2008; $1.1 million in calendar 2009; $1.1 million in calendar 2010; and $6.1 million thereafter.

As more fully discussed in Note 4, "Accounts Receivable Securitization" in the Notes to Consolidated Financial Statements, the Company is party to an accounts receivable securitization arrangement. Trade receivables sold and being serviced by the Company were $50 million and $44 million at August 31, 2006 and 2005, respectively. If the Company were to discontinue this securitization program, at August 31, 2006 it would have been required to borrow approximately $50 million to finance the working capital increase. Total capacity under the program is $55 million.

The Company had outstanding letters of credit of $7 million and $7 million at August 31, 2006 and 2005, respectively the majority of which secure self-insured workers compensation liabilities.

During fiscal 2006, a dividend of $0.08 per share was declared and was paid on October 16, 2006 to shareholders of record September 29, 2006. During fiscal 2005, a dividend of $0.08 per share was declared and paid on October 14, 2005 to shareholders of record September 30, 2005. Dividends were not declared or paid during fiscal 2004. At August 31, 2006, the Company had approximately $170 million of availability under the Revolver. The Company believes that such availability, plus funds generated from operations, will be adequate to meet operating, debt service and capital expenditure requirements for at least the next twelve months.

Timing of Commitments

The timing of payments due under the Company's contractual commitments is as follows:

Contractual Obligations(a)

Years Ended August 31,	Long-term Debt Obligations	Operating Lease Obligations (b)	Total
Amounts in 000's			
2007	$ 18,896	$17,911	$ 36,807
2008	37,500	14,392	51,892
2009	106,250	10,999	117,249
2010	167,606	8,847	176,453
2011	150,000	6,602	156,602
Thereafter	—	22,329	22,329
Total	$480,252	$81,080	$561,332

(a) The above table excludes the additional payments for acquisition earn-out payments, as the exact amount and timing of payments is not known. For further information see Note 2, "Acquisitions." In addition, interest payments on debt obligations are not included in the above table

(b) The Company's purchase obligations generally relate to amounts due under contracts with third party service providers. These contracts are primarily for real estate leases, information technology services, including software and hardware support services and leases, and telecommunications services. Those purchase obligations, such as leases, that are not cancelable are included in the table. The Company routinely issues purchase orders to numerous vendors for the purchase of inventory and other supplies. These purchase orders are generally cancelable with reasonable notice to the vendor, and as such, they are excluded from the contractual obligations table.

Seasonality and Working Capital

We have met our working capital needs and capital expenditure requirements through a combination of operating cash flow and availability under revolving credit facilities. Although there are modest seasonal factors within certain of our businesses, on a consolidated basis, we do not experience material changes in seasonal working capital or capital resource requirements.

Our receivables are derived from a diverse customer base in a number of industries. We have no single customer which generated 5% or greater fiscal 2006 net sales.

Capital Expenditures

The majority of our manufacturing activities consist of the assembly of components that are sourced from a variety of vendors. We believe that our capital expenditure requirements are not as extensive as many other industrial companies given the assembly nature of our operations. Capital expenditures for the fiscal years ended August 31, 2006, 2005, and 2004 were $19.7 million, $15.4 million, and $10.9 million, respectively. Capital expenditures have historically been funded by operating cash flows and borrowings under revolving credit facilities. For the past three fiscal years, capital expenditures were invested primarily in machinery and equipment and computer systems. Capital expenditures for fiscal 2007 are estimated to be approximately $25.0 million.

Raw Material Costs and Inflation

We source a wide variety of materials and components from a network of global suppliers. While such materials are typically available from numerous suppliers, commodity raw materials, such as steel, plastic resin, and copper, are subject to price fluctuations, which could have a negative impact on the Company's results. The Company strives to pass along such commodity price increases to customers to avoid profit margin erosion and utilize LEAD initiatives further mitigate the impact of commodity raw material price fluctuations as improved efficiencies across all locations are achieved. We also selectively utilize commodity derivative contracts to hedge against changing raw material prices. The Company did not have any material derivative contracts in place at August 31, 2006, 2005, or 2004 to hedge its exposure to commodity risk. See our Risk Factors for additional information on the Company's commodity risks.

No meaningful measures of inflation are available because we have significant operations in countries with diverse rates of inflation and currency rate movements. However, we believe that the overall rate of inflation in recent years has been relatively low and has not had a significant effect on our results of operations.

New Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs" ("SFAS 151"). SFAS 151 required that abnormal amounts of idle facility expense, freight, handling costs and spoilage be recognized as current period charges. Further, SFAS 151 requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Unallocated overheads must be recognized as an expense in the period in which they are incurred. We adopted SFAS No. 151 effective September 1, 2005 and it did not have a significant impact on our consolidated financial statements.

The Company adopted SFAS No. 123(R), "Share Based Payment" during the fourth quarter of fiscal 2005 and used the modified retrospective method of adoption. Stock based compensation expense was calculated using the Black-Scholes option pricing model for options granted in the first and second quarters of 2005 and the binomial pricing model for options granted thereafter. Assumptions used to determine the fair value of each option were based upon historical data and standard industry valuation practices and methodology. The total impact of SFAS No. 123(R) on fiscal 2006 and fiscal 2005 is a $2.6 million and $2.7 million reduction to net earnings, or a $0.08 and $0.09 per share reduction in diluted earnings per share, respectively.

The Company adopted EITF No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share" during the second quarter of fiscal 2005. The Company's 2% Convertible Notes are convertible at the option of the holder into shares of the Company's Class A Common Stock once the common stock trades above $47.89 per share for a specified period of time (a market price trigger). EITF 04-08 requires companies with contingently convertible debt instruments to include the dilutive effect of the contingently convertible debt in the diluted earnings per share calculations regardless of whether the market price trigger has been met. Prior period diluted earnings per share for each quarter in fiscal 2004, as well as the first quarter of fiscal 2005, were restated at the time of adoption.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments", which amends SFAS No.'s 133 and 140, and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. Specifically, SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued by the Company after the beginning of fiscal 2008. We are currently evaluating the impact SFAS No. 155 could have on our consolidated financial statements.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for us beginning in fiscal 2008. We are evaluating the interpretation to determine the effect on our financial statements and related disclosures.

In September 2006, the FASB issued Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans—an Amendment of FASB Statements No. 87, 88, 106 and 132(R)* (FASB 158). This statement requires companies to recognize a net liability or asset to report the funded status of their defined benefit pension and other post retirement plans on the balance sheet. FASB 158 requires additional new disclosures to be made in companies financial statements. FASB 158 will be effective for us beginning in fiscal 2008. We do not anticipate a significant impact on the financial statements upon the adoption of this standard as the accumulated benefit obligation closely approximates the projected benefit obligation for all of the Company's defined benefit plans.

In September 2006, the Securities and Exchange Commission ("SEC") staff issued Staff Accounting Bulletin No. 108 "Financial Statements—Concerning the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB No. 108 will be effective for us beginning in fiscal 2007. The adoption of SAB 108 is not expected to have a significant impact on our consolidated results of operations, financial position or cash flows.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk from changes in foreign currency exchange rates and interest rates and, to a lesser extent, commodities. To reduce such risks, the Company selectively uses financial instruments and other proactive management techniques. All hedging transactions are authorized and executed pursuant to clearly defined policies and procedures, which strictly prohibit the use of financial instruments for trading or speculative purposes.

A discussion of the Company's accounting policies for derivative financial instruments is included within Note 1, "Summary of Significant Accounting Policies" in Notes to Consolidated Financial Statements.

Currency Risk—The Company has exposure to foreign currency exchange fluctuations. Approximately 47%, 51%, and 53% of its revenues for the years ended August 31, 2006, 2005 and 2004, respectively, were denominated in currencies other than the U.S. dollar. Of those non-U.S. dollar denominated amounts, approximately 66%, 75%, and 82%, respectively, were denominated in euro, with the remainder denominated in British pounds and various Asian and other European currencies. The Company selectively uses cross-currency interest rate swaps to hedge the foreign currency exposure associated with its net investment in certain foreign operations (net investment hedges). Under the swaps, the Company receives interest based on a variable U.S. dollar rate and pays interest based on variable euro rates on the outstanding notional principal amounts in dollars and euro. Foreign currency translation adjustments are recorded as a component of shareholders' equity.

The Company's identifiable foreign currency exchange exposure results primarily from the anticipated purchase of product from affiliates and third party suppliers and from the repayment of intercompany loans between subsidiaries denominated in foreign currencies. The Company periodically identifies areas where it does not have naturally occurring offsetting positions and then may purchase hedging instruments to protect against anticipated exposures. There are no material hedging instruments in place as of the date of this filing. The Company's financial position is not materially sensitive to fluctuations in exchange rates as any gains or losses on foreign currency exposures are generally offset by gains and losses on underlying payables, receivables and net investments in foreign subsidiaries.

Interest Rate Risk—The Company has earnings exposure related to interest rate changes on its outstanding floating rate debt instruments that are based on LIBOR and EURIBOR interest rates. The Company has periodically utilized interest rate swap agreements to manage overall financing costs and interest rate risk. At August 31, 2006, the Company was a party to interest rate swap agreements that convert $100 million of floating rate debt to a fixed rate of interest. A 25 basis point increase or decrease in the applicable interest rates on our unhedged variable rate debt at August 31, 2006 would result in a change in pre-tax interest expense of approximately $0.7 million on an annual basis.

Commodity Risk—We source a wide variety of materials and components from a network of global suppliers. While such materials are typically available from numerous suppliers, commodity raw materials, such as steel, plastic resin, and copper, are subject to price fluctuations, which could have a negative impact on the Company's results. The Company strives to pass along such commodity price increases to customers to avoid profit margin erosion and utilize LEAD initiatives further mitigate the impact of commodity raw material price fluctuations as improved efficiencies across all locations are achieved. We also selectively utilize commodity derivative contracts to hedge against changing raw material prices. The Company did not have any material derivative contracts in place at August 31, 2006, 2005, or 2004 to hedge its exposure to commodity risk.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENT SCHEDULE

All other schedules are omitted because they are not applicable, not required or because the required information is included in the Consolidated Financial Statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Actuant Corporation:

We have completed an integrated audit of Actuant Corporation's 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of August 31, 2006 and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the accompanying index, present fairly, in all material respects, the financial position of Actuant Corporation and its subsidiaries at August 31, 2006 and August 31, 2005 and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 12 to the consolidated financial statements, the Company changed its method of accounting for stock-based payments in fiscal 2005.

As discussed in Note 14 to the consolidated financial statements, the Company restated its fiscal 2005 and 2004 consolidated financial statements.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of August 31, 2006 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded certain elements of B.E.P. Marine Ltd., D.L. Ricci, Precision Sure-Lock and Actown, from its assessment of internal control over financial reporting as of August 31, 2006 because they were acquired by the Company in purchase business combinations during 2006. Subsequent to the acquisitions of businesses in 2006, certain elements of the acquired businesses' internal control over financial reporting and related processes were integrated into the Company's existing systems and internal control over financial reporting. Those controls that were not integrated have been excluded from management's assessment of the effectiveness of internal control over financial reporting as of August 31, 2006. We have also excluded the non-integrated elements of B.E.P. Marine Ltd., D.L. Ricci, Precision Sure-Lock and Actown from our audit of internal control over financial reporting. B.E.P. Marine Ltd., D.L. Ricci, Precision Sure-Lock and Actown are wholly-owned subsidiaries whose total assets and total revenues, excluding integrated elements, represent 12% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended August 31, 2006.

PRICEWATERHOUSECOOPERS LLP

Milwaukee, Wisconsin
November 28, 2006

ACTUANT CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands, except per share amounts)

	Year Ended August 31,		
	2006	2005	2004
Net sales	$1,201,158	$976,066	$726,851
Cost of products sold	796,653	659,591	495,609
Gross profit	404,505	316,475	231,242
Selling, administrative and engineering expenses	237,868	188,764	138,682
Restructuring charge	4,910	—	—
Amortization of intangible assets	7,662	5,220	2,221
Operating profit	154,065	122,491	90,339
Financing costs, net	26,146	16,927	13,559
Charge for early extinguishment of debt	—	—	36,735
Other expense (income), net	2,070	(144)	1,220
Earnings from continuing operations before income tax expense and minority interest	125,849	105,708	38,825
Income tax expense	33,386	35,012	14,676
Minority interest, net of income taxes	(125)	(555)	259
Earnings from continuing operations	92,588	71,251	23,890
Discontinued operations, net of income taxes	—	—	10,933
Net earnings	$ 92,588	$ 71,251	$ 34,823
Basic earnings per share:			
Earnings from continuing operations	$ 3.41	$ 2.74	$ 1.01
Discontinued operations, net of income taxes	—	—	0.46
Total	$ 3.41	$ 2.74	$ 1.47
Diluted earnings per share:			
Earnings from continuing operations	$ 3.01	$ 2.42	$ 0.93
Discontinued operations, net of income taxes	—	—	0.39
Total	$ 3.01	$ 2.42	$ 1.32
Weighted average common shares outstanding:			
Basic	27,130	25,996	23,660
Diluted	31,601	30,443	27,705

The accompanying notes are an integral part of these financial statements.

ACTUANT CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	August 31, 2006	August 31, 2005
ASSETS		
Current Assets		
Cash and cash equivalents	$ 25,659	$ 10,356
Accounts receivable	171,262	131,185
Inventories, net	165,760	135,960
Deferred income taxes	18,796	14,974
Prepaid expenses	9,448	6,838
Total Current Assets	390,925	299,313
Property, Plant and Equipment		
Land, buildings, and improvements	34,711	29,718
Machinery and equipment	186,122	164,313
Gross property, plant and equipment	220,833	194,031
Less: Accumulated depreciation	(126,289)	(110,152)
Property, Plant and Equipment, net	94,544	83,879
Goodwill	505,428	428,285
Other Intangibles, net	210,899	175,001
Other Long-term Assets	11,579	9,857
Total Assets	$1,213,375	$ 996,335
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Short-term borrowings	$ —	$ 21
Trade accounts payable	122,164	89,506
Accrued compensation and benefits	43,983	32,663
Income taxes payable	21,852	15,049
Current maturities of long-term debt	18,896	136
Other current liabilities	57,499	51,360
Total Current Liabilities	264,394	188,735
Long-term Debt, less current maturities	461,356	442,661
Deferred Income Taxes	70,184	58,783
Pension and Postretirement Benefit Liabilities	36,606	41,192
Other Long-term Liabilities	17,870	20,131
Shareholders' Equity		
Class A common stock, $0.20 par value per share, authorized 84,000,000 shares, issued and outstanding 27,295,372 and 27,047,107 shares, respectively	5,460	5,410
Additional paid-in capital	(360,353)	(372,327)
Retained earnings	722,439	632,032
Accumulated other comprehensive loss	(4,581)	(20,282)
Stock held in trust	(1,355)	(1,166)
Deferred compensation liability	1,355	1,166
Total Shareholders' Equity	362,965	244,833
Total Liabilities and Shareholders' Equity	$1,213,375	$ 996,335

The accompanying notes are an integral part of these financial statements.

ACTUANT CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended August 31,		
	2006	2005	2004
Operating activities			
Net Earnings	$ 92,588	$ 71,251	$ 34,823
Non-cash income from discontinued operations	—	—	(10,933)
Adjustments to reconcile earnings to cash provided by operating activities:			
Depreciation and amortization	27,773	22,421	16,597
Amortization of debt discount and debt issuance costs	1,471	1,297	1,423
Stock-based compensation expense	5,074	4,443	218
Non-cash write-offs in conjunction with early extinguishment of debt	—	—	5,963
Loss on disposal of assets	458	90	361
Provision for deferred income taxes	1,391	4,662	2,631
Changes in components of working capital:			
Accounts receivable	(21,310)	17,209	4,354
Inventories	(17,937)	(3,046)	(7,549)
Prepaid expenses and other assets	(2,163)	3,581	669
Trade accounts payable	23,568	(944)	3,731
Income taxes payable	2,105	(1,017)	(4,050)
Reimbursement of tax refund to former subsidiary	—	(15,837)	—
Other liabilities	9,143	(7,117)	(277)
Cash provided by continuing operations	122,161	96,993	47,961
Investing activities			
Proceeds from sale of property, plant and equipment	1,487	3,707	14,601
Capital expenditures	(19,705)	(15,442)	(10,935)
Business acquisitions, net of cash acquired	(128,767)	(384,176)	(65,100)
Cash used in investing activities	(146,985)	(395,911)	(61,434)
Financing activities			
Net proceeds from Class A common stock offering	—	134,440	—
Gross proceeds from issuance of term loans	—	250,000	—
Redemption of Key Components, Inc. 10.5% senior notes	—	(82,800)	—
Proceeds from euro-denominated acquisition loan	—	19,602	—
Net proceeds from 2% convertible senior subordinated note offering	—	—	144,994
Redemption of 13% senior subordinated notes	—	—	(110,133)
Principal repayments on term loans	(126)	(4,941)	(26,399)
Net (repayments) borrowings on revolving credit facilities and short-term borrowings	37,680	(17,082)	8,136
Payments for early termination of interest rate swaps	—	—	(2,186)
Payment of cash dividend	(2,164)	—	—
Tax benefit from exercise of stock options	2,152	4,260	—
Stock option exercises, employee stock purchase plan and other	2,650	2,241	1,725
Debt issuance costs	(355)	(2,544)	(1,499)
Cash provided by financing activities	39,837	303,176	14,638
Effect of exchange rate changes on cash	290	65	275
Net increase in cash and cash equivalents	15,303	4,323	1,440
Cash and cash equivalents—beginning of year	10,356	6,033	4,593
Cash and cash equivalents—end of year	$ 25,659	$ 10,356	$ 6,033

The accompanying notes are an integral part of these financial statements.

ACTUANT CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Class A Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Stock Held in Trust	Deferred Compensation Liability	Total Shareholders' Equity
	Shares	Amount						
Balance at August 31, 2003	23,512	4,702	(522,627)	528,122	(21,823)	(636)	636	(11,626)
Net earnings	—	—	—	34,823	—	—	—	34,823
Currency translation adjustments	—	—	—	—	4,480	—	—	4,480
Additional minimum pension liability adjustment, net of taxes	—	—	—	—	(247)	—	—	(247)
Other items, net of taxes	—	—	—	—	(10)	—	—	(10)
Total comprehensive income								39,046
Restricted stock awards	10	2	216	—	—	—	—	218
Stock option exercises	240	49	1,676	—	—	—	—	1,725
Tax benefit on stock option exercises	—	—	2,414	—	—	—	—	2,414
Stock acquired and placed in rabbi trust for director deferred compensation plan	—	—	—	—	—	(170)	170	—
Balance at August 31, 2004	23,762	4,753	(518,321)	562,945	(17,600)	(806)	806	31,777
Net earnings	—	—	—	71,251	—	—	—	71,251
Currency translation adjustments	—	—	—	—	1,141	—	—	1,141
Fair value of interest rate swaps, net of taxes	—	—	—	—	214	—	—	214
Additional minimum pension liability adjustment, net of taxes	—	—	—	—	(4,037)	—	—	(4,037)
Total comprehensive income								68,569
Company stock contribution to employee benefit plans	36	7	1,461	—	—	—	—	1,468
Restricted stock awards	63	13	(13)	—	—	—	—	—
Cash dividend declared	—	—	—	(2,164)	—	—	—	(2,164)
Common stock offering	2,875	575	133,865	—	—	—	—	134,440
Stock option exercises	304	61	1,686	—	—	—	—	1,747
Tax benefit on stock option exercises	—	—	4,260	—	—	—	—	4,260
Stock based compensation expense	—	—	4,443	—	—	—	—	4,443
Stock issued to, acquired for and distributed from rabbi trust for deferred compensation plan	7	1	292	—	—	(360)	360	293
Balance at August 31, 2005	27,047	$5,410	$(372,327)	$632,032	$(20,282)	$(1,166)	$1,166	$244,833
Net earnings	—	—	—	92,588	—	—	—	92,588
Currency translation adjustments	—	—	—	—	10,240	—	—	10,240
Fair value of interest rate swaps, net of taxes	—	—	—	—	1,924	—	—	1,924
Additional minimum pension liability adjustment, net of taxes	—	—	—	—	3,537	—	—	3,537
Total comprehensive income								108,289
Company stock contribution to employee benefit plans	65	14	2,862	—	—	—	—	2,877
Restricted stock awards	42	8	(8)	—	—	—	—	—
Cash dividend declared	—	—	—	(2,181)	—	—	—	(2,181)
Stock option exercises	138	28	1,734	—	—	—	—	1,762
Stock based compensation expense	—	—	5,074	—	—	—	—	5,074
Tax benefit on stock options exercises	—	—	2,152	—	—	—	—	2,152
Stock issued to, acquired for and distributed from rabbi trust for deferred compensation plan	3	—	160	—	—	(189)	189	160
Balance at August 31, 2006	27,295	$5,460	$(360,353)	$722,439	$ (4,581)	$(1,355)	$1,355	$362,965

The accompanying notes are an integral part of these financial statements.

ACTUANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

Note 1. Summary of Significant Accounting Policies

Nature of Operations: Actuant is a global manufacturer and marketer of a broad range of industrial products and systems, organized into eight reportable segments, under the Tools & Supplies and Engineered Solutions groups. The six Tools & Supplies segments provide branded specialized electrical and industrial tools and supplies to hydraulic and electrical wholesale distributors, to catalog houses and through various retail distribution channels and provide manpower services and tool rental to the global oil & gas and power generation markets. The two Engineered Solutions segments have expertise in designing, manufacturing and marketing customized motion control systems primarily for original equipment manufacturers in diversified niche markets.

Consolidation and Presentation: The Consolidated Financial Statements include the accounts of Actuant Corporation and its consolidated subsidiaries ("Actuant" or the "Company"). Actuant consolidates companies in which it owns or controls more than fifty percent of the voting shares. The results of companies acquired or disposed of during the fiscal year are included in the Consolidated Financial Statements from the effective date of acquisition or until the date of disposal. All intercompany balances, transactions and profits have been eliminated in consolidation.

Cash Equivalents: The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents.

Inventories: Inventories are comprised of material, direct labor and manufacturing overhead, and are stated at the lower of cost or market. Inventory cost is determined using the last-in, first-out ("LIFO") method for a portion of the U.S. owned inventory (approximately 20% and 25% of total inventories in 2006 and 2005, respectively). The first-in, first-out or average cost methods are used for all other inventories. If the LIFO method were not used, inventory balances would be higher than the amounts in the Consolidated Balance Sheets by approximately $5.1 million and $5.8 million at August 31, 2006 and 2005, respectively.

The nature of the Company's products is such that they generally have a very short production cycle. Consequently, the amount of work-in-process at any point in time is minimal. In addition, many parts or components are ultimately either sold individually or assembled with other parts making a distinction between raw materials and finished goods impractical to determine. Several other locations maintain and manage their inventories using a job cost system where the distinction of categories of inventory by state of completion is also not available. As a result of these factors, it is neither practical nor cost effective to segregate the amounts of raw materials, work-in-process or finished goods inventories at the respective balance sheet dates, as segregation would only be possible as the result of physical inventories which are taken at dates different from the balance sheet dates.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from ten to twenty-five years for buildings and improvements and two to seven years for machinery and equipment. Leasehold improvements are amortized over the life of the related asset or the life of the lease whichever is shorter.

Impairment of Long-lived Assets: The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. In those cases, the Company performs undiscounted operating cash flow analyses to determine if an impairment exists for property, plant and equipment and other long-lived assets, excluding indefinite lived intangible assets. If an impairment is determined to exist, any related impairment loss is calculated based on fair value.

Goodwill and Other Intangible Assets: Other intangible assets with definite lives, consisting primarily of purchased customer relationships, patents, trademarks and non-compete agreements, are amortized over periods from three to twenty-five years. Goodwill and other intangible assets with indefinite lives are not subject to amortization, but are subject to annual impairment testing.

Product Warranty Costs: The Company recognizes the cost associated with its product warranties at the time of sale. The amount recognized is based on historical claims rates and current claim cost experience. The following is a reconciliation of the changes in accrued product warranty for fiscal years 2006 and 2005.

	2006	2005
Beginning balance	$ 6,307	$ 4,729
Warranty reserves of acquired businesses	524	1,796
Provision for warranties	6,190	4,624
Warranty payments and costs incurred	(6,207)	(4,828)
Currency impact	74	(14)
Ending balance	$ 6,888	$ 6,307

Revenue Recognition: Customer sales are recognized as revenue when the risk of loss and title pass to the customer, which is generally upon shipment. Customer sales are recorded net of allowances for returns and discounts, which are recognized as a deduction from sales at the time of sale. The Company commits to one-time or on-going trade discounts and promotions with customers that require the Company to estimate and accrue the ultimate costs of such programs. The Company maintains an accrual at the end of each period for the earned, but unpaid costs related to these programs. The Company provides for an allowance for doubtful accounts based on historical experience and a review of its receivables. Accounts receivable are presented net of an allowance of $7.4 million and $7.9 million at August 31, 2006 and 2005, respectively.

Shipping and Handling Costs: The Company records costs associated with shipping its products within cost of products sold.

Research and Development Costs: Research and development costs are expensed as incurred. Such costs incurred in the development of new products or significant improvements to existing products totaled approximately $9.7 million, $8.7 million and $5.3 million in fiscal 2006, 2005 and 2004, respectively.

Financing Costs: Financing costs represent interest expense, financing fees, amortization of debt issuance costs and accounts receivable financing costs, net of interest income earned.

Income Taxes: The Company uses the liability method to record deferred income tax assets and liabilities relating to the expected future income tax consequences of transactions that have been recognized in the Consolidated Financial Statements. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between financial statement carrying amounts and income tax basis of assets and liabilities using tax rates in effect in the years in which temporary differences are expected to reverse.

Foreign Currency Translation: The financial statements of the Company's foreign operations are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and an appropriate weighted average exchange rate for each applicable period for revenues, expenses, and gains and losses. Translation adjustments are reflected in the balance sheet caption "Accumulated other comprehensive loss." Net (losses) gains resulting from foreign currency transactions were $(2.0) million, $(1.4) million, and $(1.2) million in fiscal 2006, 2005 and 2004, respectively, and are recorded in "Other (income) expense, net" in the Consolidated Statements of Earnings.

Use of Estimates: The Company has recorded reserves or allowances for customer returns and discounts, doubtful accounts, incurred but not reported medical claims, environmental issues, warranty claims, workers compensation claims, product and non-product litigation, and incentive compensation. These reserves require the use of estimates and judgment. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The Company believes that such estimates are made with consistent and appropriate methods. Actual results may differ from these estimates under different assumptions or conditions.

Accounting for Derivatives and Hedging Activities: All derivatives are recognized on the balance sheet at their estimated fair value. On the date a derivative contract is entered into, the Company designates the derivative as a hedge of a recognized asset or liability ("fair value" hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), or a hedge of the net investment in a foreign operation. The Company does not enter into derivatives for speculative purposes. Changes in the fair value of a derivative that qualify as a fair value hedge are recorded in earnings along with the gain or loss on the hedged asset or liability. Changes in the fair value of a derivative that qualifies as a cash flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows. Changes in the fair value of a derivative used to hedge the net investment in a foreign operation are recorded in the cumulative translation adjustment accounts within equity.

In January 2005, the Company entered into interest rate swap contracts that have a total notional value of $100.0 million and has a maturity date of December 22, 2009. These interest rate swap contracts will pay the Company variable interest at the three month LIBOR rate, and the Company will pay the counterparties a fixed interest rate of 4.10%. These interest rate swap contracts were entered into to convert $100.0 million of the $250.0 million variable rate term loan under the senior credit facility into fixed rate debt. Based on the terms of the interest rate swap contracts and the underlying debt, these interest rate contracts were determined to be effective, and thus qualify as a cash flow hedge. As such, any changes in the fair value of these interest rate swaps are recorded in other comprehensive income on the accompanying Consolidated Balance Sheets until earnings are affected by the variability of cash flows. The total fair value of these interest rate swap contracts is $3.0 million at August 31, 2006, and the Company has recorded this in other long-term assets in the accompanying Consolidated Balance Sheets.

The Company has significant investments in foreign subsidiaries, and the net assets of these subsidiaries are exposed to currency exchange rate volatility. In August 2006, the Company entered into cross-currency interest rate swap agreements (the "agreements") between the U.S. dollar and the euro to hedge its net investment in European subsidiaries. The agreements have a total notional value of $96.2 million and a maturity date of November 30, 2009. Additionally, the agreements contain an embedded interest rate swap under which the counterparties pay the Company variable interest at the three month LIBOR rate, and the Company will pay the counterparties variable interest at the three month EURIBOR rate. Gains and losses on the net investments in subsidiaries are offset by losses and gains of the parent. For the fiscal year ended August 31, 2006, $0.1 million of net gains related to the hedge of the net investment were included in the cumulative translation adjustment and $0.1 million net fair value gains related to the interest rate portion of the hedge were included as an other long-term asset in the accompanying Consolidated Balance Sheets.

Despite the Company regularly hedging certain commodity risks, the Company was not a party to any other material derivative contracts at August 31, 2006.

Fair Value of Financial Instruments: The fair value of the Company's cash and cash equivalents, accounts receivable, accounts payable, short-term borrowings and its variable rate long-term debt approximated book value as of August 31, 2006 and 2005 due to their short-term nature and the fact that the interest rates approximated year-end market rates of interest. The fair value of the Company's outstanding $150.0 million 2%

Convertible Senior Subordinated Debentures at August 31, 2006 was estimated to be $187.8 million based on quoted market prices.

New Accounting Pronouncements: The Company adopted SFAS No. 123(R), "Share Based Payment" during the fourth quarter of fiscal 2005 and used the modified retrospective method of adoption. Stock based compensation expense was calculated using the Black-Scholes option pricing model for options granted in the first and second quarters of 2005 and the binomial pricing model for options granted thereafter. Assumptions used to determine the fair value of each option were based upon historical data and standard industry valuation practices and methodology. The total impact of SFAS No. 123(R) on fiscal 2006 and fiscal 2005 is a $2.6 million and $2.7 million reduction to net earnings, or a $0.08 and $0.09 per share reduction in diluted earnings per share, respectively.

The Company adopted EITF No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share" during the second quarter of fiscal 2005. The Company's 2% Convertible Notes are convertible at the option of the holder into shares of the Company's Class A Common Stock once the common stock trades above $47.89 per share for a specified period of time (a market price trigger). EITF 04-08 requires companies with contingently convertible debt instruments to include the dilutive effect of the contingently convertible debt in the diluted earnings per share calculations regardless of whether the market price trigger has been met.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments", which amends SFAS No.'s 133 and 140, and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. Specifically, SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued by the Company after the beginning of fiscal 2008. We are currently evaluating the impact SFAS No. 155 could have on our consolidated financial statements.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for us beginning in fiscal 2008. We are evaluating the interpretation to determine the effect on our financial statements and related disclosures.

In September 2006, the FASB issued Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans – an Amendment of FASB Statements No. 87, 88, 106 and 132(R)* (FASB 158). This statement requires companies to recognize a net liability or asset to report the funded status of their defined benefit pension and other post retirement plans on the balance sheet. FASB 158 requires additional new disclosures to be made in companies financial statements. FASB 158 will be effective for us beginning in fiscal 2008. We do not anticipate a significant impact on the financial statements upon adoption of this standard as the accumulated benefit obligation closely approximates the projected benefit obligation for all of the Company's defined benefit plans.

In September 2006, the Securities and Exchange Commission ("SEC") staff issued Staff Accounting Bulletin No. 108 "Financial Statements—Concerning the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB No. 108 will be effective for us beginning in fiscal 2007. The adoption of SAB 108 is not expected to have a significant impact on our consolidated results of operations, financial position or cash flows.

Reclassifications: Certain prior year amounts have been reclassified to conform to the fiscal 2006 presentation.

Note 2. Acquisitions

The Company completed four business acquisitions during the fiscal year ended August 31, 2006, five acquisitions in fiscal 2005 and two acquisitions in fiscal 2004. All of these transactions were accounted for using the purchase method of accounting; therefore, the results of operations are included in the Consolidated Financial Statements only since their acquisition dates. All of these acquisitions resulted in the recognition of goodwill in the Company's Consolidated Financial Statements because the purchase prices reflect the future earnings and cash flow potential of these companies, and the complementary strategic fit and resulting synergies these businesses bring to existing operations. The Company is continuing to evaluate the initial purchase price allocations for the acquisitions completed during the fiscal year ended August 31, 2006, and will adjust the allocations as additional information relative to the fair values of the assets and liabilities of the acquired businesses become known.

Fiscal 2006

On August 17, 2006, the Company acquired all of the outstanding stock of Actown-Electrocoil, Inc. ("Actown") for $23.8 million, net of cash acquired. Actown, based in Spring Grove, Illinois, is a leader in producing custom transformers, coils, neon transformers and LED lighting systems to global OEMs including low-voltage lighting, construction, factory automation, wireless communication and power generation. Actown is included in our Professional Electrical segment. The preliminary purchase price allocation resulted in $10.8 million assigned to goodwill (which is currently not deductible for tax purposes in the United States), $2.0 million assigned to tradenames, and $5.0 million assigned to customer relationships. The amount assigned to customer relationships will be amortized over 20 years.

On April 28, 2006, the Company acquired all of the outstanding stock of Precision Sure-Lock ("PSL") for $42.3 million, net of cash acquired. PSL, based in Dallas, Texas, has a leading U.S. market position in the concrete pre-and post-tensioning product market. PSL produces one-time use and reusable chucks and wedges, stressing jacks, and anchors used in residential, commercial, and public works concrete construction, underground mining, and ground stabilization. PSL is included in our Industrial Tools segment. The preliminary purchase price allocation resulted in $26.6 million assigned to goodwill (which is not currently deductible for tax purposes), $8.5 million assigned to tradenames, and $7.8 million assigned to customer relationships. The amount assigned to customer relationships will be amortized over 20 years.

On April 21, 2006, the Company acquired all of the outstanding stock of D. L. Ricci ("Ricci") for $52.4 million, net of cash acquired. Ricci, based in Red Wing, Minnesota, is a leader in selling and renting portable machining equipment and providing industrial field service for power plants, refineries, chemical plants, offshore drilling rigs, mines and other industrial applications primarily in North America. Ricci's machining products and services complement the product and service offerings of our Hydratight business, which provides bolting products and services to the same industries. Ricci is included in our Joint Integrity segment. The preliminary purchase price allocation resulted in $27.5 million assigned to goodwill (which is currently deductible for tax purposes in the United States), $5.0 million assigned to tradenames, $5.1 million assigned to patents, $0.4 million assigned to non-compete agreements and $8.4 million assigned to customer relationships. The amounts assigned to patents, non-compete agreements and customer relationships will be amortized over periods of 15, 5 and 20 years, respectively.

On December 16, 2005, the Company acquired all of the outstanding stock of B.E.P. Marine Limited ("B.E.P." or the "B.E.P. acquisition") for $7.6 million of cash. B.E.P., based in Auckland, New Zealand, is a leading provider of AC and DC control panels, digital monitoring systems, battery switches and battery distribution products, waterproof switch panels, and gas detectors primarily to original equipment manufacturer (OEM) boat builders and the marine aftermarket. B.E.P.'s product offering complements the existing product line offered by our Specialty Electrical segment. The preliminary purchase price allocation resulted in $3.7 million assigned to goodwill (which is not currently deductible for tax purposes), $0.9 million assigned to tradenames, $0.6 million assigned to patents, and $0.7 million assigned to customer relationships. The amounts assigned to patents and customer relationships will be amortized over periods of 11 years and 10 years, respectively.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition for the businesses acquired during the fiscal year ended August 31, 2006:

	Total
Accounts receivable, net	$ 13,861
Inventories	9,539
Other current assets	1,002
Property, plant & equipment	11,859
Goodwill	68,641
Other intangible assets	45,353
Other long-term assets	3,953
Trade accounts payable	(8,322)
Other current liabilities	(7,977)
Other long-term liabilities	(11,747)
Cash paid, net of cash acquired	$126,162

In addition to the $126.2 million of cash used for these four acquisitions in 2006, the Company paid approximately $2 million in earn-out and other related payments and recorded it as an increase to goodwill.

Fiscal 2005

On May 17, 2005, the Company acquired all of the outstanding stock of Hydratight Sweeney ("Hydratight Sweeney" or the "Hydratight Sweeney Acquisition") for $94.4 million of cash (net of $0.8 million of cash acquired). Hydratight Sweeney, headquartered in Birmingham, United Kingdom, manufactures and provides bolting products and services to the oil and gas, power generation, industrial, and other end user markets and is included in our Joint Integrity segment. The addition of Hydratight Sweeney to the Enerpac and Hedley Purvis organizations enables Actuant to offer customers a full line of bolting solutions on a global basis. This transaction was funded with proceeds from the Company's revolving credit facilities. The preliminary purchase price allocation resulted in $50.7 million assigned to goodwill (which is not deductible for tax purposes), $14.2 million assigned to tradenames, $5.3 million assigned to patents, and $15.2 million assigned to customer relationships. The amounts assigned to patents and customer relationships are being amortized over periods of fifteen and twenty years, respectively. During fiscal 2006, a $3.3 million purchase accounting adjustment was made to increase goodwill and decrease the customer relationship intangible asset. The adjustment reflects changes in the underlying third-party valuations completed for the Hydratight Acquisition.

On December 27, 2004, the Company acquired all of the outstanding stock of Key Components, Inc. ("KCI" or the "KCI Acquisition") for approximately $316.9 million (including the assumption of $80.8 million of debt less $2.2 million of acquired cash). KCI is the holding company for six businesses that provide products for a diverse array of end-user markets offered under established brand names including Acme Electric, B.W. Elliott,

Gits Manufacturing, Marinco, and Turner Electric. The products offered through these operating businesses consist of power converters and transformers, flexible shafts, turbocharger and emission system components, specialty electrical components, and high-voltage utility switches. The operating businesses have been included in the following segments: one in Professional Electrical, one in Specialty Electrical, one in Truck Actuation Systems and the remaining three in Other Engineered Solutions. Similar to Actuant, a number of KCI businesses have leading positions in niche markets serving diverse customers. The transaction was funded through the issuance of $250.0 million of term loans under the Company's senior credit facility, as amended, and a public offering of Class A Common Stock, both in December 2004. See Note 6, "Debt," and Note 11, "Capital Stock," for further information on these financing transactions. The purchase price allocation resulted in $199.0 million assigned to goodwill (which is not deductible for tax purposes), $3.1 million to patents, $42.0 million to customer lists, and $68.8 million to tradenames. The amounts assigned to patents and customer lists are being amortized over weighted average periods of 8 and 19 years, respectively, and the amounts assigned to tradenames have been determined to have indefinite lives and as a result are not subject to amortization.

Also in fiscal 2005, the Company acquired the following three entities for a total cost of $53.7 million, which was paid in cash:

- Hedley Purvis, based in Morpeth, United Kingdom, a manufacturer of products for the bolting market and provider of rental, manpower, and other services to bolting end users.
- A.W. Sperry Instruments, a United States producer of electrical test meters and instruments.
- Yvel, S.A., based in Paris, France, a leading provider of hydraulic latches to the European cab-over-engine heavy-duty truck market.

Goodwill recognized in those transactions amounted to $32.8 million, $10.0 million of which is expected to be fully deductible for tax purposes. Goodwill was assigned to the Joint Integrity, North American Electrical and Truck Actuation Systems segments in the amounts of $20.3, $5.6 and $6.9 million, respectively.

Fiscal 2004

On September 3, 2003, the Company acquired certain assets and assumed certain liabilities of Kwikee Products Company, Inc. ("Kwikee" or the "Kwikee Acquisition") for $28.7 million of cash. Kwikee, headquartered in Cottage Grove, Oregon, is a leading provider of retractable step systems and storage tray systems for the North American recreational vehicle ("RV") market and is included in our Other Engineered Solutions segment. This transaction was funded through borrowings under the Company's senior secured credit agreement.

On December 30, 2003, the Company acquired 100% of the outstanding capital stock of Dresco B.V. ("Dresco" or the "Dresco Acquisition") for $31.9 million of cash (net of $0.8 million of cash acquired). Dresco, headquartered in Wijchen, the Netherlands, is a leading distributor of electrical, plumbing and other supplies to the Benelux (Belgium, the Netherlands, and Luxembourg) home center market and is included in our European Electrical segment. The purchase agreement allows for additional payments to the sellers aggregating no less than approximately $2.0 million and no more than $12.0 million, contingent on the Company achieving targeted net sales in the calendar years ended December 31, 2004 through 2006. The aggregate minimum payment of $2.0 million was recorded as a liability in the purchase price allocation. During fiscal 2005 the Company made an earnout payment of approximately $0.8 million in accordance with the provisions of the purchase agreement.

The following unaudited pro forma results of operations of the Company give effect to all acquisitions completed since September 1, 2003 as though the transactions and related financing activities had occurred on September 1, 2003.

	Fiscal Year Ended August 31,		
	2006	2005	2004
Net sales			
As reported	$1,201,158	$ 976,066	$ 726,851
Pro forma	1,274,208	1,194,374	1,138,784
Net earnings from continuing operations			
As reported	$ 92,588	$ 71,251	$ 23,890
Pro forma	94,454	79,497	41,069
Basic earnings per share			
As reported	$ 3.41	$ 2.74	$ 1.01
Pro forma	3.48	2.92	1.55
Diluted earnings per share			
As reported	$ 3.01	$ 2.42	$ 0.93
Pro forma	3.07	2.59	1.41

The comparability of net earnings between the periods presented is impacted by $25.1 million of net of tax charges for the early extinguishment of debt for the fiscal year ended August 31, 2004.

Note 3. Restructuring

The Company initiated plans to restructure its European Electrical segment during the fourth quarter of fiscal 2006. These plans were designed to reduce operating costs and increase profitability. These plans are separate from the previously disclosed Kopp restructuring plan begun in 2003, which reduced administrative and operational costs at the time of the Kopp acquisition.

A rollforward of the European Electrical restructuring reserve follows (in thousands):

Accrued severance costs as of August 31, 2005	$ 1,558
Restructuring expense	4,910
Write-off of fixed assets deemed impaired	(970)
Cash payments	(1,116)
Currency impact	22
Accrued severance costs as of August 31, 2006	$ 4,404

The remaining $4.4 million of accrued severance costs for all plans at August 31, 2006 will be paid to former employees over the next two fiscal years as dictated by contractual arrangements with those employees.

In connection with the KCI Acquisition in December 2004, the Company committed to a plan to close KCI's corporate headquarters and terminate all of the related employees. The restructuring reserve of $1.8 million, primarily for severance payments to the terminated employees, was recorded in the purchase price allocation. No amounts remain outstanding under this plan as of August 31, 2006.

Note 4. Accounts Receivable Securitization

The Company maintains an accounts receivable securitization program whereby it sells certain of its trade accounts receivable to a wholly owned, bankruptcy-remote special purpose subsidiary which, in turn, sells participating interests in its pool of receivables to a third-party financial institution (the "Purchaser"). The Purchaser receives an ownership and security interest in the pool of receivables. New receivables are purchased by the special purpose subsidiary and participation interests are resold to the Purchaser as collections reduce previously sold participation interests. The Company has retained collection and administrative responsibilities on the participation interests sold. The Purchaser has no recourse against the Company for uncollectible receivables; however, the Company's retained interest in the receivable pool is subordinate to the Purchaser and is recorded at fair value. Due to a short average collection cycle of approximately 60 days for such accounts receivable and the Company's collection history, the fair value of the Company's retained interest approximates book value. Book value of accounts receivable in the accompanying balance sheet is comprised of the gross accounts receivable retained interest less a reserve for doubtful accounts, which is calculated based on a review of the specific receivable issues and supplemented by a general reserve based on past write-off history. The retained interest recorded at August 31, 2006 and 2005 is $41.5 million and $29.9 million, respectively, and is included in accounts receivable in the accompanying Consolidated Balance Sheets. The securitization program has a final maturity in May 2007, subject to annual renewal by the Purchaser. The Company amended its securitization program in February 2005 and then again in May 2006 to increase capacity from $35 million to $60 million, and to include trade accounts receivable from certain of the domestic entities acquired in the KCI and Hydratight Sweeney acquisitions. Trade accounts receivable sold and being serviced by the Company totaled $50.0 million and $43.8 million at August 31, 2006 and August 31, 2005, respectively.

Sales of trade receivables from the special purpose subsidiary to the Purchaser totaled $367.5 million, $288.5 million, and $198.7 million for the years ended August 31, 2006, 2005, and 2004, respectively. Cash collections of trade accounts receivable balances in the total receivable pool totaled $597.7 million, $440.5 million, and $324.7 million for the years ended August 31, 2006, 2005, and 2004, respectively.

The accounts receivables securitization program is accounted for as a sale in accordance with FASB Statement No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities—a Replacement of FASB Statement No. 125." Sales of trade receivables are reflected as a reduction of accounts receivable in the accompanying Consolidated Balance Sheets and the proceeds received are included in cash flows from operating activities in the accompanying Consolidated Statements of Cash Flows.

The table below provides additional information about delinquencies and net credit losses for trade accounts receivable subject to the accounts receivable securitization program.

	Balance Outstanding August 31,		Balance Outstanding 60 Days or More Past Due August 31,		Net Credit Losses Year Ended August 31,	
	2006	2005	2006	2005	2006	2005
Trade accounts receivable subject to securitization program	$91,511	$73,784	$7,141	$5,286	$697	$534
Trade accounts receivable balances sold	49,963	43,839				
Retained Interest	$41,548	$29,945				

Accounts receivable financing costs of $2.4 million, $1.3 million, and $0.4 million for the year ended August 31, 2006, 2005, and 2004, respectively, are included in financing costs, net in the accompanying Consolidated Statements of Earnings.

Note 5. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the years ended August 31, 2006 and 2005 are as follows:

	Tools & Supplies Group						Engineered Solutions Group				
	Industrial Tools	Joint Integrity	North American Electrical	Specialty Electrical	European Electrical	Professional Electrical	Truck Actuation Systems	Recreational Vehicle Actuation Systems	Automotive Actuation Systems	Other Engineered Solutions	Total
Balance as of August 31, 2004	$ 2,171	$ —	$41,189	$ —	$23,583	$ —	$ 3,079	$68,882	$—	$ 6,483	$145,387
Businesses acquired	—	65,548	5,627	81,223	—	21,082	49,949	136	739	58,120	282,424
Currency impact	99	146	—	—	308	—	(46)	1	(8)	(26)	474
Balance as of August 31, 2005	2,270	65,694	46,816	81,223	23,891	21,082	52,982	69,019	731	64,577	$428,285
Businesses acquired	26,575	27,210	—	3,876	—	10,944	—	—	—	—	68,605
Purchase accounting adjustments	—	3,963	—	(199)	—	488	(281)	362	—	(161)	4,172
Currency impact	81	3,362	—	(375)	921		298	16	28	35	4,366
Balance as of August 31, 2006	$28,926	$100,229	$46,816	$84,525	$24,812	$32,514	$52,999	$69,397	$759	64,451	$505,428

The gross carrying amount and accumulated amortization of the Company's intangible assets that have defined useful lives and are subject to amortization as of August 31, 2006 and 2005 are as follows:

	August 31, 2006			August 31, 2005		
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer Relationships	$ 85,095	$ 7,999	$ 77,096	$ 65,556	$ 3,413	$62,143
Patents	38,162	14,947	23,215	31,303	12,197	19,106
Trademarks	6,378	2,556	3,822	6,273	2,103	4,170
Non-compete agreements	1,634	582	1,052	832	425	407
Other	808	565	243	1,083	273	810
Total	$132,077	$26,649	$105,428	$105,047	$18,411	$86,636

The gross carrying amount of the Company's intangible assets that have indefinite lives and are not subject to amortization as of August 31, 2006 and 2005 are $105.5 million and $88.4 million, respectively. These assets are comprised of acquired tradenames.

Amortization expense recorded on the intangible assets for the years ended August 31, 2006, 2005 and 2004 was $7.7 million, $5.2 million and $2.2 million respectively. Amortization expense for future years is estimated to be as follows: $8.9 million in fiscal 2007, $8.9 million in fiscal 2008, $8.8 million in fiscal 2009, $8.5 million in fiscal 2010, $8.1 in fiscal 2011, and $62.2 million thereafter.

The increase in the gross carrying amounts of goodwill and other intangible assets is the result of acquisitions completed in the current fiscal year and the impact of changes in foreign currency rates. See Note 2, "Acquisitions," for additional details.

Note 6. Debt

Long-term Debt: The Company's indebtedness at the end of its two most recently completed fiscal years was as follows:

	August 31, 2006	August 31, 2005
Revolving credit facility	$ 38,000	$ 23,110
Term loan	250,000	250,000
Commercial paper	42,226	19,405
Other	26	282
Sub-total—Senior indebtedness	330,252	292,797
Convertible senior subordinated debentures ("2% Convertible Notes"), due 2023	150,000	150,000
Total debt, excluding short-term borrowings	480,252	442,797
Less: current maturities of long-term debt	(18,896)	(136)
Total long-term debt, less current maturities	$461,356	$442,661
Short-term borrowings	$ —	$ 21

The Company's senior credit facility provides for $250.0 million of term loans in addition to a $250.0 million Revolver. During the quarter ended May 31, 2006, the Company obtained an amendment to reduce the borrowing spreads and Revolver non-use fees under the senior credit facility. The term loans mature on December 22, 2009 and amortize as follows: $18.9 million in fiscal 2007, $37.5 million in fiscal 2008, $106.2 million in fiscal 2009, and $87.5 million in fiscal 2010. At August 31, 2006, the outstanding term loan carried an interest rate of 6.475%, which represented LIBOR plus a borrowing spread. Of the outstanding term loan, $100.0 million of principal was swapped to a fixed interest rate of 4.10% plus the applicable borrowing spread until maturity. Additionally, $96.2 million of principal of the term loans was swapped to a Euribor variable interest rate plus a borrowing spread which totaled 3.36% at August 31, 2006. The borrowing spread on the term loan was 1.00% at August 31, 2006, while borrowings under the Revolver bear interest at LIBOR plus a borrowing spread of 1.00%. The $38.0 million of outstanding borrowings on the Revolver were at an interest rate of 6.360% at August 31, 2006. All senior credit facility borrowings are subject to a pricing grid, which can result in further increases or decreases to the borrowing spread on a quarterly basis, depending on the Company's leverage ratios. In addition, a non-use fee is payable quarterly on the average unused credit line under the Revolver. At August 31, 2006, the non-use fee was 0.20%. The senior credit facility contains customary limits and restrictions concerning investments, sales of assets, liens on assets, fixed charge coverage ratios, maximum leverage, dividends and other restricted payments. As of August 31, 2006, the Company was in compliance with all debt covenants.

There was $42.2 million of commercial paper borrowings outstanding at August 31, 2006, all of which had original maturity terms of 91 days or less and were at a weighted interest rate of 5.70%, including issuance fees. Total commercial paper outstanding cannot exceed $75.0 million under the terms of the senior credit facility. The Revolver provides the liquidity backstop for outstanding commercial paper. Accordingly, the combined outstanding balance of the Revolver and commercial paper cannot exceed $250.0 million and is also classified as a component of long-term debt. The unused and available credit line under the Revolver at August 31, 2006 was approximately $169.8 million.

The Company assumed $80.8 million of 10.5% Senior Notes (the "KCI 10.5% Notes") in the KCI Acquisition on December 27, 2004. The Company redeemed all of the KCI 10.5% Notes on January 26, 2005 at a call price of 103.5% plus accrued interest, using proceeds from the issuance of Class A common stock.

In November 2003, the Company sold $150.0 million aggregate principal amount of Convertible Senior Subordinated Debentures due November 15, 2023. The 2% Convertible Notes bear interest at a rate of 2.0% annually which is payable on November 15 and May 15 of each year. Beginning with the six-month interest period commencing November 15, 2010, holders will receive contingent interest if the trading price of the 2% Convertible Notes equals or exceeds 120% of their underlying principal amount over a specified trading period. If payable, the contingent interest shall equal 0.25% of the average trading price of the 2% Convertible Notes during the five days immediately preceding the applicable six-month interest periods. The Company has the right to repurchase for cash all or part of the 2% Convertible Notes on or after November 20, 2010. The holders have the right to require the Company to purchase all or a portion of the 2% Convertible Notes on November 15, 2010, November 15, 2013 and November 15, 2018, or upon certain corporate events. The purchase price for these repurchases shall equal 100% of the principal amount plus accrued and unpaid interest.

The 2% Convertible Notes are convertible into shares of the Company's Class A common stock at a conversion rate of 25.0563 shares per $1,000 of principal amount, which equals a conversion price of approximately $39.91 per share (subject to adjustment) only under the following conditions: (i) during any fiscal quarter commencing after November 30, 2003, if the closing sale price of the Company's common stock exceeds $47.89 (120% of the conversion price of $39.91) for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of the preceding fiscal quarter, (ii) during any period in which the Company's senior subordinated debt credit rating falls below certain thresholds, (iii) if a 2% Convertible Note has been called for redemption and has not yet been redeemed, the holder may convert prior to the close of business on the last business day prior to the redemption date, or (iv) if specified corporate transactions occur.

Short-term Borrowings: Short-term borrowings consist of foreign subsidiary overdraft borrowings. Certain of the Company's foreign subsidiaries are parties to unsecured non-committed lines of credit with various banks. Interest rates vary depending on the currency being borrowed.

Aggregate Maturities: Long-term debt outstanding at August 31, 2006, including current maturities of long-term debt, is payable as follows: $18.9 million in fiscal 2007; $37.5 million in fiscal 2008; $106.3 million in fiscal 2009; $167.6 in fiscal 2010; $150.0 million in fiscal 2011; and $0.0 million thereafter.

The Company made cash interest payments of $23.1 million, $14.6 million, and $16.2 million in fiscal 2006, 2005 and 2004, respectively.

Note 7. Leases

The Company leases certain facilities, computers, equipment and vehicles under various lease agreements generally over periods of one to twenty years. Under most arrangements, the Company pays the property taxes, insurance, maintenance and expenses related to the leased property. Many of the leases include provisions that enable the Company to renew the lease based upon fair value rental rates on the date of expiration of the initial lease. It is the Company's policy not to enter into capital leases.

Future obligations under non-cancelable operating leases in effect at August 31, 2006 are as follows: $17.9 million in fiscal 2007; $14.4 million in fiscal 2008; $11.0 million in fiscal 2009; $8.8 million in fiscal 2010; $6.6 million in fiscal 2011; and $22.3 million thereafter. Total rental expense under operating leases was $20.3 million, $16.7 million and $12.8 million in fiscal 2006, 2005 and 2004, respectively.

The Company is also contingently liable for certain leases entered into by a former subsidiary. See Note 15, "Contingencies and Litigation," for further information.

Note 8. Employee Benefit Plans

Domestic Defined Benefit Pension and Other Postretirement Benefit Plans

The Company provides defined benefit pension and other postretirement benefits to certain employees of domestic businesses it acquired that were entitled to those benefits prior to acquisition. At August 31, 2006, the defined benefit plans consist of three plans. Most of the defined benefit pension plans are frozen, and as a result, the majority of the plan participants no longer earn additional benefits.

At August 31, 2006 the postretirement medical plans consist of four plans, each of which are unfunded. Two of the plans require individuals receiving medical benefits under the plan to make contributions to defray a portion of the cost, which are adjusted annually while the other two plans do not require retiree contributions.

The following table provides detail of changes in the projected benefit obligations, the fair value of plan assets and the funded status of the domestic plans as of the Company's August 31 measurement date.

	Defined Benefit Pension Plans		Other Postretirement Benefit Plans	
	Year ended August 31,		Year ended August 31,	
	2006	2005	2006	2005
Reconciliation of benefit obligations:				
Benefit obligation at beginning of year	$40,664	$ 15,185	$ 4,690	$ 3,453
Benefit obligations of acquired businesses	—	22,539	—	1,143
Service cost	76	376	22	16
Interest cost	2,096	1,773	235	249
Settlement	—	(488)	—	—
Plan change	—	—	—	(5)
Actuarial loss (gain)	(3,525)	2,989	(546)	128
Plan participant contributions	—	—	236	295
Benefits paid	(1,817)	(1,710)	(480)	(589)
Benefit obligation at end of year	$37,494	$ 40,664	$ 4,157	$ 4,690
Reconciliation of plan assets:				
Fair value of plan assets at beginning of year	$29,729	$ 11,108	$ —	$ —
Value of assets in plans acquired	—	18,327	—	—
Actual return on plan assets	2,621	1,915	—	—
Company contributions	321	550	244	294
Plan participant contributions	—	—	236	295
Settlement	—	(461)	—	—
Benefits paid from plan assets	(1,817)	(1,710)	(480)	(589)
Fair value of plan assets at end of year	$30,854	$ 29,729	$ —	$ —
Development of net amount recognized:				
Funded status of the plans	$ (6,640)	$(11,027)	$(4,157)	$(4,690)
Unrecognized net loss (gain)	4,735	8,989	(4,067)	(3,913)
Unrecognized prior service cost	—	—	5	7
Accrued benefit cost	$ (1,905)	$ (2,038)	$(8,219)	$(8,596)
Amounts recognized in the Consolidated Balance Sheets:				
Accrued benefit cost	$ (6,750)	$(10,935)	$(8,219)	$(8,596)
Accumulated other comprehensive income	3,039	5,644	—	—
Deferred income taxes	1,806	3,253	—	—
Accrued benefit cost	$ (1,905)	$ (2,038)	$(8,219)	$(8,596)

The following table provides detail on the Company's domestic net periodic benefit costs:

	Defined Benefit Pension Plans			Other Postretirement Benefit Plans		
	Year ended August 31,			Year ended August 31,		
	2006	2005	2004	2006	2005	2004
Components of net periodic benefit cost:						
Service cost	$ 76	$ 376	$ —	$ 22	$ 16	$ 12
Interest cost	2,096	1,773	920	235	249	355
Expected return on assets	(2,427)	(1,898)	(901)	—	—	—
Amortization of actuarial loss/(gain)	444	428	298	(390)	(386)	(195)
Benefit cost (credit)	$ 189	$ 679	$ 317	$(133)	$(121)	$ 172

Weighted-average assumptions used to determine benefit obligations as of August 31 and weighted-average assumptions used to determine net periodic benefit cost for the years ended August 31 are as follows:

	Defined Benefit Pension Plans			Other Postretirement Benefit Plans		
	2006	2005	2004	2006	2005	2004
Assumptions for benefit obligations:						
Discount rate	6.00%	5.25%	6.25%	6.00%	5.25%	6.25%
Assumptions for net periodic benefit cost:						
Discount rate	5.25%	6.00%	6.75%	5.25%	6.25%	6.75%
Expected return on plan assets	8.50%	8.50%	8.50%	n/a	n/a	n/a

The accumulated benefit obligation is the actuarial present value of benefits based on service rendered and current and past compensation levels. This differs from the projected benefit obligation in that it includes no assumption about future compensation levels. There is no difference between the accumulated and projected benefit obligations of the Company's domestic defined benefit pension plans because the majority of these plans are frozen and as such plan participants do not earn future benefits. For the limited number of employees who do earn future benefits, the benefit is not based on future salary levels and as a result, compensation changes do not impact the liability.

The Company domestic pension plan asset allocations at August 31, 2006 and 2005, by asset category are as follows:

	August 31, 2006		August 31, 2005	
	$	%	$	%
Equity securities	$23,167	75%	$23,426	79%
Fixed income securities	7,382	24	5,708	19
Cash	305	1	595	2
Total	$30,854	100%	$29,729	100%

The Company employs a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by maximizing investment returns within that prudent level of risk. The investment portfolio contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks as well as growth, value, and small and large capitalizations. The Company's targeted asset allocation as a percentage of total market value is 60% to 80%

equity securities and the remainder fixed income securities and cash. Additionally, cash balances are maintained at levels adequate to meet near term plan expenses and benefit payments. Investment risk is measured and monitored on an ongoing basis through semi-annual investment portfolio reviews.

The Company's overall expected long-term rate of return on assets is 8.50% and is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based on historical returns adjusted to reflect the current view of the long-term investment market.

The Company has a minimum required contribution to its defined pension plans of $0.5 million for the fiscal 2006 plan year, which was funded in fiscal 2007. Projected benefit payments to participants for the Company's defined pension plans are as follows: $2.0 million in both fiscal 2007 and 2008, $2.1 million in fiscal 2009, $2.2 million in both fiscal 2010 and 2011, and a total of $12.6 million for fiscal years 2012 through 2016. The Company expects that future benefit payments for its other postretirement plans will approximate $0.4 million in each of fiscal years 2007 through 2011 and will total $1.6 million in fiscal years 2012 through 2016.

The health care cost trend rate used in the actuarial calculations for other postretirement benefit plans was 10%, trending downward to 5% by the year 2011, and remaining level thereafter. A one percentage-point increase or decrease in the assumed health care cost trend rate would increase or decrease the postretirement benefit obligation by approximately $0.2 million and would not have a material effect on aggregate service and interest cost components.

Foreign Defined Benefit Pension Plans

The Company maintains defined benefit pension plans for certain employees in various foreign countries. At August 31, 2006, the defined benefit pension plans consisted of nine separate plans. As a result of the acquisitions of Yvel and Hedley Purvis in fiscal 2005, the Company assumed two separate foreign defined benefit pension plans. Unlike existing U.S. pension plans, future benefits are earned with respect to the foreign plans. The following table provides detail of changes in the projected foreign benefit obligations, changes in the fair value of related plan assets and funded status as of the Company's August 31 measurement date.

	Foreign Defined Benefit Plans	
	Year ended August 31,	
	2006	2005
Reconciliation of benefit obligations:		
Benefit obligation at beginning of year	$ 26,926	$ 16,865
Benefit obligations of acquired businesses	—	4,220
Service cost	644	485
Interest cost	1,113	1,105
Actuarial loss (gain)	(1,649)	4,923
Benefits paid	(990)	(723)
Foreign exchange impact	988	51
Benefit obligation at end of year	$ 27,033	$ 26,926
Reconciliation of plan assets:		
Fair value of plan assets at beginning of year	$ 5,039	$ 1,226
Value of assets in plans acquired	—	3,603
Actual return on plan assets	132	(28)
Company contributions	1,075	1,055
Benefits paid from plan assets	(990)	(723)
Foreign exchange impact	243	(94)
Fair value of plan assets at end of year	$ 5,499	$ 5,039
Development of net amount recognized:		
Funded status of the plans	$(21,534)	$(21,887)
Unrecognized net loss (gain)	2,403	4,009
Accrued benefit cost	$(19,131)	$(17,878)
Amounts recognized in the Consolidated Balance Sheets:		
Accrued benefit cost	$(21,362)	$(21,544)
Accumulated other comprehensive income	1,450	2,382
Deferred income taxes	781	1,284
Accrued benefit cost	$(19,131)	$(17,878)

The following table provides detail on the Company's foreign net periodic benefit costs for foreign defined benefit pension plans:

	Foreign Defined Benefit Plans		
	Year ended August 31,		
	2006	2005	2004
Components of net periodic benefit cost:			
Service cost	$ 644	$ 485	$ 472
Interest cost	1,113	1,105	856
Expected return on assets	(264)	(190)	(47)
Amortization of actuarial (gain) loss	105	(2)	(44)
Settlement	—	—	(4)
Curtailment	—	—	(27)
Benefit cost	$1,598	$1,398	$1,206

Weighted-average assumptions used to determine benefit obligations as of August 31 and weighted-average assumptions used to determine net periodic benefit cost for the years ended August 31 are as follows:

	2006	2005	2004
Assumptions for benefit obligations:			
Discount rate	4.75%	3.99%	5.64%
Rate of compensation increase	1.75%	1.97%	2.12%
Assumptions for net periodic benefit cost:			
Discount rate	4.15%	5.38%	5.51%
Expected return on plan assets	5.19%	3.34%	4.17%
Rate of compensation increase	1.75%	2.10%	2.12%

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for all foreign pension plans with accumulated benefit obligations in excess of plan assets were $25.4 million, $25.1 million, and $3.9 million, respectively, as of August 31, 2006, and $26.9 million, $26.4 million, and $5.0 million, respectively, as of August 31, 2005. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for all foreign pension plans with plan assets in excess of accumulated benefit obligations were $1.6 million, $1.5 million and $1.6 million, respectively, as of August 31, 2006. The plan assets consist primarily of participating units in common stock and bond funds. The Company's overall expected long-term rate of return on assets is 5.19%. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based on historical returns adjusted to reflect the current view of the long-term investment market.

The Company expects to make cash payments for its foreign defined pension plans as follows: $0.9 million in fiscal 2007, $0.8 million in fiscal year 2008, $0.9 million in each fiscal year 2009 through 2010, $1.0 million in fiscal 2011 and a total of $7.5 million for fiscal years 2012 through 2016.

Defined Contribution Benefit Plans

The Company maintains a 401(k) Plan for eligible U.S. employees (the "401(k) Plan"). Substantially all of the Company's full-time U.S. employees are eligible to participate in the 401(k) Plan. Under plan provisions of the 401(k) Plan, the plan administrator issues new shares of Class A Common Stock for Company contributions and allocates such shares to accounts set aside for each employee's retirement. Employees generally may contribute up to 50% of their compensation to individual accounts within the 401(k) Plan. The Company makes core contributions to employee accounts that generally equal 3% of each employee's annual cash compensation, subject to IRS limitations. In addition, the Company matches approximately 25% of each employee's contribution up to the employee's first 6% earnings.

The Company contributes to defined contribution benefit plans under which expense was recorded of approximately $3.7 million, $2.1 million and $2.2 million during the years ended August 31, 2006, 2005 and 2004, respectively.

Deferred Compensation Plan

The Company adopted a deferred compensation plan in December 2002 to allow eligible U.S. employees to defer receipt of current compensation in order to provide future retirement benefits. Eligibility is limited to employees that earn compensation that exceeds certain pre-defined levels. Participants have the option to invest their deferred compensation in a fixed income investment at a specified interest rate, in Actuant Common Stock, or a combination of the two. The fixed income portion of the plan is currently unfunded, and therefore all compensation deferred under the plan is held by the Company and commingled with its general assets. Liabilities of $4.5 million and $3.2 million has been recorded in "Other long-term liabilities" on the Consolidated Balance Sheets at August 31, 2006 and 2005, respectively, to reflect the unfunded deferred compensation liability. Actuant Common Stock issued by the Company to fund the plan is held in a rabbi trust. Company shares held by the rabbi trust are accounted for in a manner similar to treasury stock and are recorded at cost in "Stock held in trust" within shareholders' equity with the corresponding deferred compensation liability also recorded within shareholders' equity. Since no investment diversification is permitted within the trust, changes in fair value are not recognized. The shares held in the trust are included in both the basic and diluted earnings per share calculations. The cost of the shares held in the trust at August 31, 2006 was $0.4 million.

Long Term Incentive Plan

The Company adopted a long term incentive plan in July 2006 to provide each participating officer with an opportunity to receive a cash incentive payment based on the growth of the Common Stock price of the Company over an 8 year period. A liability of $0.3 million has been recorded in "Other long-term liabilities" on the Consolidated Balance Sheet at August 31, 2006.

Other Non-U.S. Benefit Plans

The Company contributes to a number of other retirement programs, primarily government mandated, for employees outside the United States. Benefit expense under these programs amounted to approximately $3.1 million, $2.0 million and $1.1 million in fiscal 2006, 2005 and 2004, respectively.

Note 9. Income Taxes

Income tax expense on earnings from continuing operations is summarized below:

	Year ended August 31,		
	2006	2005	2004
Currently payable:			
Federal	$14,924	$15,032	$ 4,595
Foreign	15,589	14,879	6,971
State	1,481	439	479
Subtotals	31,994	30,350	12,045
Deferred:			
Federal	1,316	6,035	2,632
Foreign	114	(1,856)	(395)
State	(38)	483	394
Subtotals	1,391	4,662	2,631
Income tax expense	$33,386	$35,012	$14,676

Income tax expense differs from the amounts computed by applying the Federal income tax rate to earnings before income tax expense. A reconciliation of income taxes at the Federal statutory rate to the effective tax rate for continuing operations follows:

	Year ended August 31,		
% of Pre-tax Earnings	2006	2005	2004
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of Federal effect	1.2	0.9	0.7
Non-deductible amortization and other expenses	—	—	0.3
Net effects of foreign tax rates and credits	(6.2)	(1.6)	0.7
State net operating loss benefit	(3.7)	—	—
Other items	0.2	(1.2)	1.1
Effective tax rate	26.5%	33.1%	37.8%

Temporary differences and carryforwards that gave rise to the deferred tax assets and liabilities included the following items:

	Year ended August 31,	
	2006	2005
Deferred income tax assets:		
Operating loss and tax credit carryforwards	$ 19,249	$ 14,908
Compensation related reserves	3,161	1,608
Postretirement benefit accruals	12,553	8,436
Inventory items	4,741	5,029
Restructuring expenses	511	319
Deferred income	804	590
Book reserves and other items	15,848	13,607
Total deferred income tax assets	56,867	44,497
Valuation allowance	(14,191)	(13,023)
Net deferred income tax assets	42,676	31,474
Deferred income tax liabilities:		
Depreciation and amortization	80,428	68,543
2% Convertible Notes interest	8,793	5,662
Stock compensation	4,613	—
Other items	229	1,078
Deferred income tax liabilities	94,063	75,283
Net deferred income tax (liability) asset	$(51,387)	$(43,809)

The valuation allowance against deferred income tax assets primarily represents a reserve for foreign and domestic loss carryforwards for which utilization is uncertain. The increase in the valuation allowance was due primarily to current year foreign losses and acquired domestic net operating losses partially offset by the reversal of a $4.6 million valuation allowance on state net operating losses. The majority of the foreign losses may be carried forward indefinitely. The state loss carryforwards expire in various years through 2020.

The deductibility for tax purposes of the 2% Convertible Notes interest may have to be recaptured, in part or in whole, if the notes are redeemed for cash instead of converted into the Company's Class A common stock. If the notes are redeemed into Company common stock, the deferred tax liability would be eliminated through an adjustment to the Company's shareholders' equity and would not impact current tax accounts.

The Company's policy is to remit earnings from foreign subsidiaries only to the extent any resultant foreign income taxes are creditable in the United States. Accordingly, the Company does not currently provide for the additional United States and foreign income taxes which would become payable upon remission of undistributed earnings of foreign subsidiaries. Undistributed earnings on which additional income taxes have not been provided amounted to approximately $100.6 million at August 31, 2006. If all such undistributed earnings were remitted, an additional provision for income taxes of approximately $10.3 million would have been necessary as of August 31, 2006.

Earnings from continuing operations before income taxes related to non-United States operations were $64.0 million, $44.2 million and $25.8 million for fiscal 2006, 2005 and 2004, respectively. Cash paid for income taxes (net of refunds) was $27.7 million, $21.1 million, and $15.3 million during fiscal 2006, 2005 and 2004, respectively.

Note 10. Discontinued Operations

In fiscal 2002, a former subsidiary of the Company filed for bankruptcy, and in conjunction with its bankruptcy filing, rejected certain indemnification agreements it had with the Company. At that time the Company recorded a liability to reflect the rejection of these agreements, which related to income taxes and other contingencies. In fiscal 2004, the Company recorded income of $10.9 million, or $0.39 per diluted share, in "Discontinued Operations, net of Income Taxes" to reflect the release of the reserve it had established for this exposure, based on its evaluation that no amounts would be due as a result of the rejection of such agreements.

Separately, the Company entered into an agreement in November 2004 with this same former subsidiary related to funds it held to reimburse itself for certain estimated costs arising for the Company's spin-off of the subsidiary. Under this agreement, the Company agreed to reimburse these funds to the former subsidiary prior to the contractual settlement date, in exchange for allowing the Company to retain $2.0 million of the funds for its own use. The $15.8 million reimbursement payment fully satisfied the former subsidiary's interest in the funds, and this favorable settlement resulted in a $2.0 million pre-tax gain in the first quarter of fiscal 2005, which was recorded in "Other expense (income), net" in the Consolidated Statement of Earnings.

Note 11. Capital Stock

The authorized common stock of the Company as of August 31, 2006 consisted of 84,000,000 shares of Class A Common Stock, $0.20 par value, of which 27,295,372 shares were issued and outstanding; 1,500,000 shares of Class B Common Stock, $0.20 par value, none of which were issued and outstanding; and 160,000 shares of Cumulative Preferred Stock, $1.00 par value ("Preferred Stock"), none of which have been issued. Holders of both classes of the Company's Common Stock are entitled to dividends, as the Company's board of directors may declare out of funds legally available, subject to any contractual restrictions on the payment of dividends or other distributions on the Common Stock. If the Company were to issue any of its Preferred Stock, no dividends could be paid or set apart for payment on shares of Common Stock, unless paid in Common Stock, until dividends on all of the issued and outstanding shares of Preferred Stock had been paid or set apart for payment and provision had been made for any mandatory sinking fund payments.

On July 7, 2006 at a special meeting of shareholders of the Company, the shareholders of the Company, upon the recommendation of the Company's Board of Directors, approved an amendment to the Company's Articles of Incorporation to increase the number of shares of Class A Common Stock authorized from 42,000,000 to 84,000,000.

In December 2004, the Company sold, pursuant to an underwritten public offering, 2,875,000 shares of previously unissued Class A Common Stock at a price of $49.50 per share. Cash proceeds from the offering, net of underwriting discounts, commissions and other expenses, were approximately $134.4 million, and were used to fund the retirement of the $80.8 million KCI 10.5% Notes assumed in the KCI Acquisition and pay down outstanding borrowings on the Company's Revolver and commercial paper facility.

In November 2003, the Company sold $150.0 million of 2% Convertible Notes due November 15, 2023. The 2% Convertible Notes bear interest at a rate of 2.00% annually. The 2% Convertible Notes are convertible into shares of the Company's Class A common stock at a conversion rate of 25.0563 shares per $1,000 of principal amount, which equals a conversion price of approximately $39.91 per share. See Note 6, "Debt," for a complete discussion of conditions that must be met for the 2% Convertible Notes to be converted.

Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share. All share and related per share amounts have been restated to reflect the stock split.

	Year Ended August 31,		
	2006	2005	2004
Numerator:			
Earnings from continuing operations	$92,588	$71,251	$23,890
Discontinued operations, net of income taxes	—	—	10,933
Net earnings as reported for basic earnings per share	92,588	71,251	34,823
Plus: 2% Convertible Notes financing costs, net of taxes	2,444	2,444	1,969
Net earnings for diluted earnings per share	$95,032	$73,695	$36,792
Denominator (in thousands):			
Weighted average common shares outstanding for basic earnings per share	27,130	25,996	23,660
Net effect of dilutive stock options based on the treasury stock method using average market price	713	688	1,017
Net effect of 2% Convertible Notes based on the if-converted method	3,758	3,758	3,028
Weighted average common and equivalent shares outstanding for diluted earnings per share	31,601	30,442	27,705
Basic Earnings Per Share:			
Earnings from continuing operations	$ 3.41	$ 2.74	$ 1.01
Discontinued operations, net of income taxes	—	—	0.46
Net earnings per share	$ 3.41	$ 2.74	$ 1.47
Diluted Earnings Per Share:			
Earnings from continuing operations	$ 3.01	$ 2.42	$ 0.93
Discontinued operations, net of income taxes	—	—	0.39
Net earnings per share	$ 3.01	$ 2.42	$ 1.32

Note 12. Stock Plans

Prior to 2005, the Company accounted for its stock option plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No employee or outside director compensation costs related to stock option grants were reflected in net income, as all option awards granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective June 1, 2005 the Company adopted SFAS No. 123 (R), "Share-Based Payment", using the modified retrospective method of adoption.

Shareholders of the Company approved the adoption of the Actuant Corporation 2002 Stock Plan (the "2002 Plan") and the Actuant Corporation 2001 Stock Plan (the "2001 Plan") on January 10, 2003 and January 9, 2001, respectively. On January 13, 2006, the shareholders of the Company approved an amendment to increase the authorized shares available for issue under the 2002 Plan from 1,000,000 to 3,000,000 shares of Class A Common Stock. Under the terms of the 2002 Plan and the 2001 Plan, stock options may be granted to officers and key employees. At August 31, 2006, 3,000,000 shares of Class A Common Stock were authorized for issuance under the 2002 Plan, 103,191 shares of which have been issued, and 800,000 shares of Class A

Common Stock were authorized for issuance under the 2001 Plan, 144,593 shares of which have been issued. Previously, the Company had two nonqualified stock option plans for employees—the 1990 or 1996 plans. No further options may be granted under the 1990 or 1996 plans, although options previously issued and outstanding under these plans remain exercisable pursuant to the provisions of the plans. Options generally have a maximum term of ten years and an exercise price equal to 100% of the fair market value of the Company's common stock at the date of grant. Options generally vest 50% after three years and 100% after five years.

The 2001 Plan and 2002 Plan also permit the Company to grant shares of restricted stock to employees. The recipients of restricted shares have all of the rights of a stockholder of the Company, subject to certain restrictions on transferability and a risk of forfeiture. The provisions of restricted stock awards may vary from grant to grant with respect to vesting period and forfeitures, among other things. The Company records compensation expense equal to the market value of the restricted shares on the date of grant over the vesting period.

The total number of our Class A Common Stock reserved for issuance under the employee stock plans at August 31, 2006 and 2005 was as follows:

	August 31,	
	2006	2005
2001 Plan:		
Shares subject to outstanding options	634,180	676,730
Shares available for future grants	21,227	13,877
Total shares reserved for issuance	655,407	690,607
2002 Plan:		
Shares subject to outstanding options	1,052,951	776,350
Shares available for future grants	1,843,858	183,717
Total shares reserved for issuance	2,896,809	960,067

On January 9, 2001, shareholders of the Company approved the Actuant Corporation 2001 Outside Directors' Stock Option Plan (the "Director Plan") for independent members of the board of directors. On January 13, 2006, shareholders of the Company approved an amendment to increase the number of shares available for issuance under the Director Plan from 220,000 to 320,000 shares of Class A Common Stock. Previously, the Company had other nonqualified stock option plans for the board of directors. However, no further options may be granted under these older plans, although options previously issued and outstanding under these plans remain exercisable pursuant to the provisions of the plans. At August 31, 2006, a total of 320,000 shares of Class A Common Stock were authorized for issuance under the Director Plan, 48,000 shares of which have been issued through exercises of option grants. At August 31, 2006, 272,000 shares were reserved for issuance under the Director Plan, consisting of 144,000 shares subject to outstanding options and 128,000 shares available for future option grants. Director stock options vest eleven months after date of grant and expire ten years from the option grant date. The options have an exercise price equal to 100% of the fair market value of the Company's common stock at the date of grant.

A summary of stock option activity under all plans as of August 31, 2006, and changes during the fiscal year then ended, is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding on September 1, 2005	1,988,534	$21.68		
Granted	375,501	55.90		
Exercised	(138,320)	13.05		
Forfeited	(70,950)	34.99		
Expired	—	—		
Outstanding on August 31, 2006	2,154,765	$27.75	6.4 years	$41.9 million
Exercisable on August 31, 2006	1,066,032	$16.51	4.9 years	$31.0 million

The weighted-average grant-date fair value of options granted during fiscal 2006, 2005, and 2004 was $21.50, $18.91 and $15.19, respectively. The total intrinsic value of options exercised during the fiscal years ended August 31, 2006, 2005, and 2004, was $6.3 million, $11.6 million, and $6.9 million, respectively and the total fair value of options exercised during 2006 was $1.2 million. Exercise of options resulted in cash receipts of $1.8 million in 2006, $2.2 million in 2005, and $1.7 million in 2004.

A summary of the status of the Company's restricted shares as of August 31, 2006, and changes during the year then ended, is presented below:

	Number of Shares	Weighted-Average Grant Date Fair Value
Restricted stock on September 1, 2005	49,034	$35.94
Granted	41,575	57.53
Forfeited	—	—
Vested and Issued	(16,581)	28.35
Restricted stock on August 31, 2006	74,028	$49.76

As of August 31, 2006, there was $10.8 million of total unrecognized compensation cost related to nonvested share-based compensation. That cost is expected to be recognized over a weighted average period of 1.9 years. The total fair value of shares vested during the fiscal years ended August 31, 2006 and 2005 was $3.1 million and $2.7 million, respectively.

The Company issues new shares to satisfy stock option exercises and restricted stock vesting.

Stock based compensation expense was calculated using the Black-Scholes option pricing model for options granted in the first half of fiscal 2005 and a binomial pricing model for options granted thereafter. In fiscal 2004, the Black Scholes option pricing model was used to determine the fair value of stock compensation for disclosure purposes only. Assumptions used to determine the fair value of each option were based upon historical data and standard industry valuation practices and methodology. The following weighted-average assumptions were used in each fiscal year:

	Fiscal Year Ended August 31,		
	2006	2005	2004
Dividend yield	0.14%	0.00%	0.00%
Expected volatility	35.1%	43.4%	46.8%
Risk-free rate of return	4.3%	3.8%	3.5%
Expected grant forfeiture	15%	15%	—
Expected life	5.75 years	5.5 years	5.3 years

As previously stated, prior to 2005 the Company accounted for its stock option plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. For purposes of pro forma disclosures under SFAS No. 123, "Accounting for Stock based Compensation," the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information for the year ended August 31, 2004 is as follows:

	2004
Net earnings, as reported	$34,823
Deduct: Total stock-based employee or outside director compensation expense determined under fair value based method for all awards, net of related tax effects	(1,759)
Pro forma net earnings	$33,064
Earnings per share:	
Basic—as reported	$ 1.47
Basic—pro forma	$ 1.40
Diluted—as reported	$ 1.32
Diluted—pro forma	$ 1.26

The following table summarizes the components of the Company's stock-based compensation programs recorded as expense:

	Fiscal Year Ended August 31,		
	2006	2005	2004
Restricted Stock:			
Pretax compensation expense	$ 1,002	$ 320	$218
Tax benefit	(351)	(106)	(76)
Restricted stock expense, net of tax	651	214	142
Stock Options:			
Pretax compensation expense	3,979	4,123	—
Tax benefit	(1,393)	(1,449)	—
Stock option expense, net of tax	2,586	2,674	—
Employee Stock Purchase Plan:			
Pre-tax discount expense	93	—	—
Tax benefit	(33)	—	—
Employee stock purchase plan expense, net of tax	60	—	—
Total Stock-Based Compensation			
Pretax compensation expense	5,074	4,443	218
Tax benefit	(1,777)	(1,555)	(76)
Total Stock-Based Compensation	$ 3,297	$ 2,888	$142

Outside Director Deferred Compensation Plan

The Company has a deferred compensation plan that enables independent members of the Company's board of directors to defer the fees earned for their services. The amount deferred is used to purchase shares of Company stock on the open market, which are placed in a rabbi trust. All distributions from the trust are required to be made in Company stock. Company shares held by the rabbi trust are recorded at cost as "stock held in trust" within shareholders' equity with the corresponding deferred compensation liability also recorded within shareholders' equity. Since no investment diversification is permitted within the trust, changes in fair value are not recognized. The shares held in the trust are included in both the basic and diluted earnings per share calculations. The cost of the shares held in the trust at both August 31, 2006 and 2005 was $0.9 million.

Note 13. Accumulated Other Comprehensive Income

Accumulated other comprehensive loss in the accompanying Consolidated Balance Sheets consists of the following:

	August 31,	
	2006	2005
Accumulated foreign currency translation adjustments	$(2,043)	$(12,283)
Additional minimum pension liability, net of tax	(4,489)	(8,026)
Other items, net of taxes	1,951	27
Accumulated other comprehensive loss	$(4,581)	$(20,282)

Note 14. Business Segment, Geographic, and Customer Information (Restated)

The Company is a manufacturer of a broad range of industrial products and systems organized under two groups, Tools & Supplies and Engineered Solutions. In previous filings, the Company reported its financial results in two reportable segments, in line with these two groups of businesses. Prior to filing this annual report on Form 10-K for fiscal 2006, management determined that its accounting for segments did not comply with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). As a result, the financial information presented for fiscal 2005 and 2004 in the tables below has been restated. In addition, the goodwill by segment for fiscal 2005 and 2004 disclosed in Note 5 and the quarterly financial data by segment disclosed in Note 16 have been restated consistent with the new segment presentation.

Prior to filing this annual report on Form 10-K, management concluded that there are ten reportable segments within its two groups of like businesses. The Industrial Tools and Joint Integrity segments within the Tools & Supplies group are primarily involved in the design, manufacture, and distribution of hydraulic tools and supplies, and also provide manpower services and equipment rental to the construction, industrial, oil & gas, power generation, and production automation markets. The North American Electrical, European Electrical, Specialty Electrical, and Professional Electrical segments within the Tools & Supplies group are primarily involved in the design, manufacture, and distribution of electrical tools and supplies to the retail home center, hardware cooperative, automotive aftermarket, construction, electrical wholesale, and OEM markets. The Truck Actuation Systems, Recreational Vehicle Actuation Systems and Automotive Actuation Systems segments within the Engineered Solutions group focus on developing and marketing value-added, customized motion control systems for original equipment manufacturers in the truck, recreational vehicle and automotive markets. The Other Engineered Solutions segment contains businesses within the Engineered Solutions group which do not meet the threshold for separate disclosure. Tools & Supplies and Engineered Solutions group expenses have been allocated to the segments, but general corporate expenses have not. The Company evaluates segment performance based primarily on net sales and operating profit and has aggregated certain operating segments due to the similar economic characteristics of the businesses. No material product lines exist beyond the segments disclosed.

ACTUANT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes financial information by reportable segment:

	Year Ended August 31,		
		Restated	
	2006	2005	2004
Net Sales:			
Tools & Supplies Group			
Industrial Tools	$ 214,227	$179,637	$155,519
Joint Integrity	110,461	38,988	—
North American Electrical	140,952	124,530	114,568
European Electrical	145,511	146,497	134,380
Specialty Electrical	77,650	51,317	11,650
Professional Electrical	68,373	42,575	—
Sub-total	757,174	583,544	416,117
Engineered Solutions Group			
Truck Actuation Systems	144,495	122,806	51,200
Recreational Vehicle Actuation Systems	97,529	106,151	136,703
Automotive Actuation Systems	111,416	98,931	101,666
Other Engineered Solutions	90,544	64,634	21,165
Sub-total	443,984	392,522	310,734
Total net sales	$1,201,158	$976,066	$726,851
Operating Profit:			
Tools & Supplies Group			
Industrial Tools	$ 65,325	$ 49,105	$ 35,815
Joint Integrity	20,186	5,460	—
North American Electrical	22,941	15,516	18,460
European Electrical	(6,209)	2,292	8,032
Specialty Electrical	14,978	11,510	2,402
Professional Electrical	5,110	3,692	—
Sub-total	122,331	87,575	64,709
Engineered Solutions Group			
Truck Actuation Systems	20,337	16,990	4,866
Recreational Vehicle Actuation Systems	11,456	16,543	25,531
Automotive Actuation Systems	187	5,387	6,466
Other Engineered Solutions	16,121	10,846	1,794
Sub-total	48,101	49,766	38,657
General Corporate	(16,367)	(14,850)	(13,027)
Total operating profit	$ 154,065	$122,491	$ 90,339

	Year Ended August 31,		
		Restated	
	2006	2005	2004
Depreciation and Amortization:			
Tools & Supplies Group			
Industrial Tools	$ 1,642	$ 1,815	$ 2,391
Joint Integrity	6,529	2,751	—
North American Electrical	2,690	4,134	4,474
European Electrical	1,756	1,855	1,638
Specialty Electrical	1,702	935	58
Professional Electrical	1,134	774	—
Sub-total	15,453	12,264	8,561
Engineered Solutions Group			
Truck Actuation Systems	2,779	2,385	1,226
Recreational Vehicle Actuation Systems	2,030	1,670	1,828
Automotive Actuation Systems	4,277	3,549	3,606
Other Engineered Solutions	2,535	1,955	728
Sub-total	11,621	9,559	7,388
General Corporate	699	598	648
Total depreciation and amortization	$ 27,773	$ 22,421	$ 16,597
Capital Expenditures:			
Tools & Supplies Group			
Industrial Tools	$ 1,269	$ 1,342	$ 1,855
Joint Integrity	3,084	1,083	—
North American Electrical	602	560	858
European Electrical	666	1,035	912
Specialty Electrical	1,220	304	2
Professional Electrical	115	191	—
Sub-total	6,956	4,515	3,627
Engineered Solutions Group			
Truck Actuation Systems	1,903	1,071	1,228
Recreational Vehicle Actuation Systems	2,430	1,449	1,078
Automotive Actuation Systems	4,367	7,073	4,090
Other Engineered Solutions	966	545	461
Sub-total	9,666	10,138	6,857
General Corporate	3,083	789	451
Total capital expenditures	$ 19,705	$ 15,442	$ 10,935
Assets:			
Tools & Supplies Group			
Industrial Tools	$ 116,724	$ 59,767	$ 53,816
Joint Integrity	215,704	154,190	—
North American Electrical	83,341	82,809	73,542
European Electrical	99,620	89,437	95,040
Specialty Electrical	140,096	126,379	5,830
Professional Electrical	88,678	56,854	—
Sub-total	744,163	569,436	228,228
Engineered Solutions Group			
Truck Actuation Systems	135,357	132,739	26,525
Recreational Vehicle Actuation Systems	96,837	92,319	90,583
Automotive Actuation Systems	43,900	30,494	28,956
Other Engineered Solutions	117,074	116,943	13,306
Sub-total	393,168	372,495	159,370
General Corporate	76,044	54,404	36,538
Total assets	$1,213,375	$996,335	$424,136

The comparability of the segment and geographic data is impacted by acquisitions in each fiscal year. See Note 2, "Acquisitions".

Corporate assets, which are not allocated, principally represent capitalized debt issuance costs, deferred income taxes, fair value of derivative instruments, and the retained interest in trade accounts receivable (subject to the accounts receivable securitization program discussed in Note 4, "Accounts Receivable Securitization").

The following tables summarize financial information by geographic region.

	Year Ended August 31,		
	2006	2005	2004
Net Sales:			
United States	$ 633,555	$482,455	$341,710
The Netherlands	184,986	189,787	166,921
Germany	109,058	105,204	100,197
United Kingdom	77,949	35,090	4,344
All Other	195,610	163,530	113,679
Totals	$1,201,158	$976,066	$726,851

	August 31,	
	2006	2005
Long-Lived Assets:		
United States	$ 619,211	$500,697
The Netherlands	44,049	42,362
Germany	6,339	6,123
United Kingdom	111,090	114,072
All Other	41,761	33,769
Totals	$ 822,450	$697,022

The Company's largest customer accounted for 4.4%, 5.5%, and 7.1% of its sales in fiscal 2006, 2005 and 2004, respectively. Export sales from domestic operations were less than 5.4% of total net sales in each of the periods presented.

Note 15. Contingencies and Litigation

The Company had outstanding letters of credit of $6.8 million and $6.6 million at August 31, 2006 and 2005, respectively. The letters of credit secure self-insured workers compensation liabilities and contingent payments related to indemnifications provided to purchasers of divested businesses.

The Company is party to various legal proceedings that have arisen in the normal course of its business. These legal proceedings typically include product liability, environmental, labor, patent claims, and divestiture disputes. The Company has recorded reserves for loss contingencies based on the specific circumstances of each case. Such reserves are recorded when it is probable that a loss has been incurred as of the balance sheet date and such loss can be reasonably estimated. In the opinion of management, the resolution of these contingencies will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

The Company, in the normal course of business, enters into certain real estate and equipment leases or guarantees such leases on behalf of its subsidiaries. In conjunction with the spin-off of a former subsidiary in fiscal 2000, the Company assigned its rights in the leases used by the former subsidiary, but was not released as a responsible party from all such leases by the lessors. All of these businesses were subsequently sold, or are in the process of being sold to third parties. The Company remains contingently liable for those leases if any of these businesses are unable to fulfill their obligations thereunder. The discounted present value of future minimum lease payments for such leases totals, assuming no offset for sub-leasing, approximately $7.1 million at August 31, 2006. The future undiscounted minimum lease payments for these leases are as follows: $0.4 million in the balance of calendar 2006; $1.1 million in calendar 2007; $1.1 million in calendar 2008; $1.1 million in calendar 2009; $1.1 million in calendar 2010 and $6.1 million thereafter.

The Company has facilities in numerous geographic locations that are subject to a range of environmental laws and regulations. Environmental costs that have no future economic value are expensed. Liabilities are recorded when environmental remediation is probable and the costs are reasonably estimable. Environmental expenditures over the last three years have not been material. Management believes that such costs will not have a material adverse effect on the Company's financial position, results of operations or cash flows. Environmental remediation accruals of $1.7 million and $2.6 million were included in the Consolidated Balance Sheets at August 31, 2006 and 2005, respectively.

Note 16. Quarterly Financial Data (Unaudited)

Quarterly financial data for fiscal 2006 and fiscal 2005 is as follows:

	(In millions, except per share amounts) Year Ended August 31, 2006				
	First	Second	Third	Fourth	Total
Net sales	$283.9	$276.0	$316.7	$324.6	$1,201.2
Gross profit	99.5	91.1	105.9	108.0	404.5
Net earnings	$ 21.3	$ 19.3	$ 26.8	$ 25.2	$ 92.6
Net earnings per share					
Basic	$ 0.79	$ 0.71	$ 0.99	$ 0.93	$ 3.41
Diluted	0.70	0.63	0.86	0.82	3.01

	(In millions, except per share amounts) Year Ended August 31, 2005				
	First	Second	Third	Fourth	Total
Net sales	$199.7	$235.3	$271.7	$269.4	$976.1
Gross profit	63.8	74.4	86.7	91.6	316.5
Net earnings	$ 16.9	$ 15.2	$ 20.0	$ 19.1	$ 71.3
Net earnings per share					
Basic	$ 0.71	$ 0.58	$ 0.74	$ 0.71	$ 2.74
Diluted	0.62	0.52	0.66	0.63	2.42

The sum of the quarters may not equal the total of the respective year's earnings per share on either a basic or diluted basis due to changes in the weighted average shares outstanding during the year.

Quarterly financial data by segment for fiscal 2006 and fiscal 2005 is as follows:

Net Sales:

	Year Ended August 31, 2006 (in millions)				
	Restated				
	First	Second	Third	Fourth	Total
Tools & Supplies Group					
Industrial Tools	$ 47.6	$ 49.5	$ 55.8	$ 61.3	$ 214.2
Joint Integrity	28.2	19.3	27.4	35.6	110.5
North American Electrical	34.1	35.1	34.9	36.9	141.0
European Electrical	39.8	36.6	34.8	34.3	145.5
Specialty Electrical	15.6	18.4	23.1	20.6	77.7
Professional Electrical	16.0	15.7	16.6	20.0	68.3
Sub-total	181.3	174.6	192.6	208.7	757.2
Engineered Solutions Group					
Truck Actuation Systems	35.9	33.8	38.2	36.6	144.5
Recreational Vehicle Actuation Systems	23.5	22.6	26.6	24.8	97.5
Automotive Actuation Systems	21.2	22.7	35.6	31.9	111.4
Other Engineered Solutions	22.0	22.3	23.7	22.6	90.6
Sub-total	102.6	101.4	124.1	115.9	444.0
Total	$283.9	$276.0	$316.7	$324.6	$1,201.2

	Year Ended August 31, 2005 (in millions)				
	Restated				
	First	Second	Third	Fourth	Total
Tools & Supplies Group					
Industrial Tools	$ 42.0	$ 42.8	$ 46.8	$ 48.0	$ 179.6
Joint Integrity	—	2.9	11.1	25.0	39.0
North American Electrical	26.4	30.3	32.3	35.5	124.5
European Electrical	41.4	38.6	33.2	33.3	146.5
Specialty Electrical	2.8	12.9	18.9	16.7	51.3
Professional Electrical	—	11.0	15.9	15.7	42.6
Sub-total	112.6	138.5	158.2	174.2	583.5
Engineered Solutions Group					
Truck Actuation Systems	21.0	32.3	38.3	31.3	122.9
Recreational Vehicle Actuation Systems	29.4	24.7	27.7	24.4	106.2
Automotive Actuation Systems	31.1	23.8	25.2	18.8	98.9
Other Engineered Solutions	5.6	16.0	22.3	20.7	64.6
Sub-total	87.1	96.8	113.5	95.2	392.6
Total	$199.7	$235.3	$271.7	$269.4	$ 976.1

Operating Profit:

	Year Ended August 31, 2006 (in millions)				
	Restated				
	First	Second	Third	Fourth	Total
Tools & Supplies Group					
Industrial Tools	$13.5	$15.2	$16.8	$19.8	$ 65.3
Joint Integrity	6.6	1.4	4.5	7.7	20.2
North American Electrical	5.4	6.0	5.9	5.7	23.0
European Electrical	0.9	0.1	(1.3)	(5.9)	(6.2)
Specialty Electrical	2.9	3.4	5.1	3.6	15.0
Professional Electrical	1.1	1.2	1.5	1.2	5.0
Sub-total	30.4	27.3	32.5	32.1	122.3
Engineered Solutions Group					
Truck Actuation Systems	5.4	4.2	5.8	4.9	20.3
Recreational Vehicle Actuation Systems	3.1	2.8	3.5	2.1	11.5
Automotive Actuation Systems	(0.5)	0.1	0.9	(0.3)	0.2
Other Engineered Solutions	3.8	4.0	4.1	4.2	16.1
Sub-total	11.8	11.1	14.3	10.9	48.1
General Corporate	(4.0)	(3.6)	(4.0)	(4.7)	(16.3)
Total	$38.2	$34.8	$42.8	$38.3	$154.1

	Year Ended August 31, 2005 (in millions)				
	Restated				
	First	Second	Third	Fourth	Total
Tools & Supplies Group					
Industrial Tools	$10.7	$10.5	$13.8	$14.1	$ 49.1
Joint Integrity	—	(0.1)	1.0	4.6	5.5
North American Electrical	3.2	4.0	2.9	5.4	15.5
European Electrical	3.2	1.7	(1.4)	(1.2)	2.3
Specialty Electrical	0.4	2.8	4.5	3.8	11.5
Professional Electrical	—	0.7	1.1	1.9	3.7
Sub-total	17.5	19.6	21.9	28.6	87.6
Engineered Solutions Group					
Truck Actuation Systems	2.8	4.5	5.8	3.9	17.0
Recreational Vehicle Actuation Systems	4.6	3.8	4.3	3.8	16.5
Automotive Actuation Systems	3.9	0.2	1.4	(0.1)	5.4
Other Engineered Solutions	0.8	2.3	4.6	3.2	10.9
Sub-total	12.1	10.8	16.1	10.8	49.8
General Corporate	(3.2)	(3.5)	(4.1)	(4.1)	(14.9)
Total	$26.4	$26.9	$33.9	$35.3	$122.5

Assets:

	Year Ended August 31, 2006 (in millions)			
	Restated			
	First	Second	Third	Fourth
Tools & Supplies Group				
Industrial Tools	$ 58.5	$ 59.0	$ 109.4	$ 116.7
Joint Integrity	152.0	145.1	224.8	215.7
North American Electrical	86.3	85.0	85.1	83.4
European Electrical	95.2	94.4	98.1	99.6
Specialty Electrical	128.2	137.4	137.0	140.1
Professional Electrical	55.6	55.8	56.0	88.7
Sub-total	575.8	576.7	710.4	744.2
Engineered Solutions Group				
Truck Actuation Systems	130.0	130.3	132.3	135.4
Recreational Vehicle Actuation Systems	92.6	95.0	95.5	96.8
Automotive Actuation Systems	32.3	40.3	44.2	43.9
Other Engineered Solutions	117.6	117.7	116.1	117.1
Sub-total	372.5	383.3	388.1	393.2
General Corporate	55.7	58.3	65.8	76.0
Total	$1,004.0	$1,018.3	$1,164.3	$1,213.4

	Year Ended August 31, 2005 (in millions)			
	Restated			
	First	Second	Third	Fourth
Tools & Supplies Group				
Industrial Tools	$ 67.0	$ 58.8	$ 59.9	$ 59.8
Joint Integrity	—	38.5	157.1	154.2
North American Electrical	73.6	87.1	88.7	82.8
European Electrical	105.3	108.8	99.2	89.4
Specialty Electrical	6.9	125.4	134.2	126.4
Professional Electrical	—	56.3	56.5	56.9
Sub-total	252.8	474.9	595.6	569.5
Engineered Solutions Group				
Truck Actuation Systems	50.5	133.7	132.4	132.7
Recreational Vehicle Actuation Systems	90.4	93.5	90.2	92.3
Automotive Actuation Systems	35.1	30.2	31.9	30.5
Other Engineered Solutions	14.3	114.5	128.9	116.9
Sub-total	190.3	371.9	383.4	372.4
General Corporate	27.6	37.7	32.5	54.4
Total	$ 470.7	$ 884.5	$1,011.5	$ 996.3

ACTUANT CORPORATION

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

			Additions		Deductions			
Description	Balance at Beginning of Period	Effect of Excluded Activity	Charged to Costs and Expenses	Net Acquired	Accounts Written Off Less Recoveries	Net Disposed	Other	Balance at End of Period
Deducted from assets to which they apply:								
Allowance for losses— Trade accounts receivable								
August 31, 2006	$ 7,859	$—	$2,823	$ 410	$ 3,878	$—	$ 149	$ 7,363
August 31, 2005	$ 4,704	$—	$1,464	$ 3,012	$ 1,403	$—	$ 82	$ 7,859
August 31, 2004	$ 3,701	$—	$2,261	$ 131	$ 1,596	$—	$ 208	$ 4,704
Allowance for losses— Inventory								
August 31, 2006	$15,318	$—	$3,397	$ 1,706	$ 3,970	$—	$ 526	$16,977
August 31, 2005	$10,375	$—	$2,134	$14,480	$11,225	$—	$(446)	$15,318
August 31, 2004	$ 9,375	$—	$4,193	$ 1,896	$ 5,673	$—	$ 584	$10,375
Valuation allowance— Income taxes								
August 31, 2006	$13,023	$—	$3,669	$ 3,184	$ 6,110	$—	$ 425	$14,191
August 31, 2005	$15,254	$—	$1,616	$ —	$ 4,087	$—	$ 240	$13,023
August 31, 2004	$13,986	$—	$2,826	$ —	$ 1,226	$—	$(332)	$15,254

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("the Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective in recording, processing, summarizing, and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act, and that information is accumulated and communicated to the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure. In coming to the conclusion that the Company's disclosure controls and procedures were effective as of August 31, 2006 the Company's Chief Executive Officer and Chief Financial Officer considered among other things, the controls related to the presentation and disclosure of segments in accordance with generally accepted accounting principles, which resulted in the restatement of the Company's previously issued financial statements included in this Form 10-K.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company's management has concluded that, as of August 31, 2006, the Company's internal control over financial reporting was effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has excluded certain elements of B.E.P. Marine Ltd, D.L. Ricci, Precision Sure-Lock and Actown from its assessment of internal control over financial reporting as of August 31, 2006 because they were acquired by the Company in purchase business combinations during 2006. Subsequent to the acquisitions of businesses in fiscal 2006, certain elements of the acquired businesses' internal control over financial reporting and related processes were integrated into the company's existing systems and internal control over financial reporting. Those controls that were not integrated have been excluded from management's assessment of the effectiveness of internal control over financial reporting as of August 31, 2006. B.E.P. Marine Ltd, D.L. Ricci, Precision Sure-Lock and Actown are wholly-owned subsidiaries whose total assets and total revenues, excluding integrated elements, represent 12% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended August 31, 2006.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, who has audited the Company's consolidated financial statements, has also audited management's assessment of the effectiveness of the Company's internal control over financial reporting as of August 31, 2006, and the effectiveness of internal control over financial reporting as of August 31, 2006 as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There has not been any change in the Company's internal control over financial reporting during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

Information about the Company's directors is incorporated by reference from the "Election of Directors" section of the Company's Proxy Statement for its Annual Meeting of Shareholders to be held on January 16, 2007 (the "2007 Annual Meeting Proxy Statement"). Information about compliance with Section 16(a) of the Exchange Act is incorporated by reference from the "Other Information—Section 16(a) Beneficial Ownership Reporting Compliance" section in the Company's 2007 Annual Meeting Proxy Statement. Information about the Company's Audit Committee, including the members of the committee, and the Company's Audit Committee financial experts, is incorporated by reference from the "Election of Directors" and "Corporate Governance Matters" sections of the Company's 2007 Annual Meeting Proxy Statement. Information about the Company's executive officers required by this item is contained in the discussion entitled "Executive Officers of the Registrant" in Part I hereof.

The Company has adopted a code of ethics that applies to its senior executive team, including its chief executive officer, chief financial officer and controller. The code of ethics is posted on the Company's website at www.actuant.com. The Company intends to satisfy the requirements under Item 5.05 of Form 8-K regarding disclosure of amendments to, or waivers from, provisions of its code of ethics that apply to the chief executive officer, chief financial officer or controller by posting such information on the Company's website. Copies of the code of ethics will be provided free of charge upon written request directed to Andrew G. Lampereur, Executive Vice President and Chief Financial Officer, Actuant Corporation, P.O. Box 3241, Milwaukee, Wisconsin 53201.

Item 11. Executive Compensation

The information required by this item is incorporated by reference from the "Election of Directors," "Corporate Governance Matters" and the "Executive Compensation" sections (other than the subsections thereof entitled "Report of the Audit Committee," "Report of the Compensation Committee of the Board of Directors on Executive Compensation" and "Performance Graph") of the 2007 Annual Meeting Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference from the "Certain Beneficial Owners" and "Executive Compensation—Equity Compensation Plan Information" sections of the 2007 Annual Meeting Proxy Statement.

Item 13. Certain Relationships and Related Transactions

The information required by this item is incorporated by reference from the "Certain Relationships and Related Party Transactions" section of the 2007 Annual Meeting Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference from the "Other Information—Independent Public Accountants" section of the 2007 Annual Meeting Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) **Documents filed as part of this report:**

1. *Consolidated Financial Statements*

See "Index to Consolidated Financial Statements" set forth in Item 8, "Financial Statements and Supplementary Data" for a list of financial statements filed as part of this report.

2. *Financial Statement Schedules*

See "Index to Financial Statement Schedule" set forth in Item 8, "Financial Statements and Supplementary Data".

3. *Exhibits*

See "Index to Exhibits" beginning on page , which is incorporated herein by reference.

Exhibit	Description	Incorporated Herein By Reference To	Filed Herewith
10.6	Receivables Sale Agreement dated as of May 30, 2001, among Actuant Corporation, Del City Wire Co., Inc., GB Tools and Supplies, Inc., Versa Technologies, Inc., and Engineered Solutions, L.P., as Originators, and Actuant Receivables Corporation, as Buyer	Exhibit 10.25 to the Registrant's Form 10-Q For quarter ended May 31, 2001	
10.7	Receivables Purchase Agreement dated as of May 30, 2001, among Actuant Receivables Corporation, as Seller, Actuant Corporation, as Initial Servicer, Blue Ridge Asset Funding Corporation and Wachovia Bank, N.A., as Agent	Exhibit 10.26 to the Registrant's Form 10-Q for quarter ended May 31, 2001	
10.8	Amendment No. 1, dated as of November 30, 2001, to the Receivables Sale Agreement dated as of May 31, 2001, among Actuant Corporation, Del City Wire Co., Inc., GB Tools and Supplies, Inc., Versa Technologies, Inc., and Engineered Solutions, L.P., as Existing Originators, Nielsen Hardware Corp., Actuant Receivables Corporation, as Buyer, and Wachovia Bank, N.A., as Agent	Exhibit 10.28 to the Registrant's Form 10-Q for quarter ended November 30, 2001	
10.9	Amendment No. 1, dated as of November 30, 2001, to the Receivables Purchase Agreement dated as of May 31,2001, among Actuant Receivables Corporation, as Seller, Actuant Corporation, as Initial Servicer, Blue Ridge Asset Funding Corporation and Wachovia Bank, N.A., as Agent.	Exhibit 10.29 to the Registrant's Form 10-Q for quarter ended November 30, 2001	
10.10	Actuant Corporation Change in Control Agreement for Robert C. Arzbaecher dated January 7, 2002.	Exhibit 10.30 to the Registrant's Form 10-Q for quarter ended November 30, 2001	
10.11	Actuant Corporation Change in Control Agreement for Andrew G. Lampereur dated January 7, 2002.	Exhibit 10.31 to the Registrant's Form 10-Q for quarter ended November 30, 2001	
10.12	Actuant Corporation Outside Directors' Deferred Compensation Plan	Exhibit 99.1 to the Registrant's Form S-8 dated May 24, 2002	
10.13	(a) Actuant Corporation 2002 Stock Plan, as amended	Exhibit 10.76 to the Registrant's Form 8-K filed on January 20, 2006	
10.14	Form of Indemnification Agreement for Directors and Officers	Exhibit 10.35 to the 2002 10-K	
10.15	Actuant Corporation Change in Control Agreement for Guus Boel dated April 30, 2004	Exhibit 10.1 to the Registrant's Form 10-Q for quarter ended May 31, 2004	

Exhibit	Description	Incorporated Herein By Reference To	Filed Herewith
10.16	Actuant Corporation Change in Control Agreement for William S. Blackmore dated July 1, 2004	Exhibit 10.4 to the Registrant's Form 10-Q for quarter ended May 31, 2004	
10.17	Actuant Corporation Change in Control Agreement for Mark E. Goldstein dated August 19, 2004	Exhibit 10.29 to the 2004 10-K	
10.18	Schedule of Named Executive Officer Compensation	The Registrant's Form 8-K filed on October 16, 2006.	
10.19	Schedule of Director Compensation	The Registrant's Proxy Statement, dated December 6, 2006 for the 2006 Annual Meeting of Shareholders.	
10.20	Actuant Corporation Long Term Incentive Plan	Exhibit 10.75 to the Registrant's Form 8-K filed on July 12, 2006	
14	Code of Ethics	2003 10-K	
21	Subsidiaries of the Registrant		X
23	Consent of PricewaterhouseCoopers LLP		X
24	Power of Attorney		See signature page of this report
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		X
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		X
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X

* Management contracts and executive compensation plans and arrangements.

ACTUANT CORPORATION
13000 West Silver Spring Drive
BUTLER, WISCONSIN 53007
(414) 352-4160

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders of
ACTUANT CORPORATION:

Notice is hereby given that the Annual Meeting of Shareholders of ACTUANT CORPORATION, a Wisconsin corporation, will be held on January 16, 2007 at 8:00 a.m. pacific time at River Terrace Inn, 1600 Soscol Avenue, Napa, California 94559, for the following purposes:

1. To elect a board of nine directors; and
2. To transact such other business as may properly come before the Annual Meeting or any adjournment thereof;

all as set forth in the accompanying Proxy Statement.

The board of directors has fixed the close of business on November 17, 2006 as the record date for the determination of shareholders entitled to receive notice of and to vote at the Annual Meeting or any adjournment thereof.

Whether or not you expect to attend the Annual Meeting, please mark, sign, date and return the enclosed proxy promptly in the accompanying envelope, which requires no postage if mailed in the United States. It is important that your shares be represented at the Annual Meeting, whether your holdings are large or small. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted.

By Order of the Board of Directors,

ROBERT C. ARZBAECHER
Chairman of the Board

Milwaukee, Wisconsin
December 6, 2006

—Actuant

ACTUANT CORPORATION
13000 West Silver Spring Drive
BUTLER, WISCONSIN 53007
(414) 352-4160

PROXY STATEMENT

This Proxy Statement and accompanying proxy are being first mailed to shareholders on or about December 6, 2006

This Proxy Statement and accompanying proxy are furnished to the shareholders of Actuant Corporation (the "Company") in connection with the solicitation of proxies by the board of directors of the Company for use at the Annual Meeting of Shareholders on Tuesday, January 16, 2007 (the "Meeting"), and at any adjournment thereof. Accompanying this Proxy Statement is a Notice of Annual Meeting of Shareholders and a form of proxy for such Meeting. The Company's Annual Report on Form 10-K for the year ended August 31, 2006, which constitutes the 2006 Annual Report to Shareholders and accompanies this Proxy Statement, contains financial statements and certain other information concerning the Company.

A proxy may be revoked, prior to its exercise, by executing and delivering a later dated proxy, by delivering written notice of the revocation of the proxy to the Corporate Secretary prior to the Meeting, or by attending and voting at the Meeting. Attendance at the Meeting, in and of itself, will not constitute a revocation of a proxy. Unless previously revoked, the shares represented by all properly executed proxies received in time for the Meeting will be voted in accordance with the shareholder's directions. If no directions are specified on a duly submitted proxy, the shares will be voted, in accordance with the recommendations of the board of directors, FOR the election of the directors nominated by the board of directors and in accordance with the discretion of the persons appointed as proxies on any other matters properly brought before the Meeting.

The cost of soliciting proxies, including forwarding expense to beneficial owners of stock held in the name of another, will be borne by the Company. In addition, officers and employees of the Company may solicit the return of proxies from certain shareholders by telephone or meeting. Such officers and employees will receive no compensation therefor in addition to their regular compensation. Shares held for the accounts of participants in the Actuant Corporation 401(k) Plan (the "401(k) Plan") will be voted in accordance with the instructions of the participants or otherwise in accordance with the terms of such plan.

A majority of the votes entitled to be cast by shares entitled to vote, represented in person or by proxy, constitutes a quorum for action on a matter at the Meeting. Abstentions are counted as shares present for purposes of determining the presence or absence of a quorum. Proxies relating to "street name" shares that are voted by brokers on some matters, but not on other matters as to which authority to vote is withheld from the broker ("broker non-votes"), absent voting instructions from the beneficial owner will be treated as shares present for purposes of determining the presence or absence of a quorum. The voting requirements and the procedures described below are based upon provisions of the Wisconsin Business Corporation Law, the Company's articles of incorporation and by-laws, and any other requirements applicable to the matters to be voted upon.

Directors are elected by a plurality of the votes cast by the holders of shares entitled to vote in the election at a meeting at which a quorum is present. A "plurality" means that the individuals who receive the largest number of votes are elected as directors up to the maximum number of directors to be elected at the meeting. Shares for which authority is withheld to vote for director nominees and broker non-votes have no effect on the election of directors except to the extent that the failure to vote for a director nominee results in another nominee receiving a larger number of votes.

On November 17, 2006, the record date for determining shareholders entitled to receive notice of and to vote at the Annual Meeting of Shareholders, the Company's outstanding capital stock consisted solely of 27,390,592 shares of Class A Common Stock. Each share of Class A Common Stock outstanding on the record date is entitled to one vote on all matters submitted at the Meeting.

References to "fiscal year 2007," "fiscal year 2006," and "fiscal year 2005," and other similar references refer to the Company's fiscal years ending or ended on August 31, 2007, 2006 and 2005, respectively.

The Company's Class A Common Stock is referred to hereinafter as "common stock."

CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of October 6, 2006, unless otherwise indicated, certain information with respect to the beneficial ownership of common stock by persons known by the Company to beneficially own more than 5% of the outstanding shares of common stock, by the directors and nominees for director, by each executive officer of the Company named in the Summary Compensation Table below and by the Company's executive officers and directors as a group. Shares are deemed to be beneficially owned by any person or group who has the power to vote or direct the vote or the power to dispose or direct the disposition of such shares, or who has the right to acquire beneficial ownership thereof within 60 days.

Beneficial Owner (1)	Amount and Nature	Percent of Class
Five Percent Shareholders:		
T. Rowe Price Associates, Inc. .... 100 East Pratt Street Baltimore, Maryland 21202	3,466,510(2)	12.7%
Babson Capital Management, LLC .... 470 Atlantic Avenue, 10th Floor Boston, MA 02210	3,446,550(2)	12.6%
Westfield Capital Management Company, Inc. .... One Financial Center Boston MA 02111	1,571,997(2)	5.7%
Capital Research and Management Company .... 333 South Hope Street, 55th Floor Los Angeles, CA 90071	1,400,000(2)	5.1%

Beneficial Owner (1)	Amount and Nature	Percent of Class
Named Executive Officers and Director Nominees:		
Robert C. Arzbaecher, President and Chief Executive Officer and Director	888,680(3)	3.2%
William S. Blackmore, Executive Vice President—Engineered Solutions	49,610(4)	*
Gustav H.P. Boel, Executive Vice President and Director	42,262(5)	*
Thomas J. Fischer, Director	15,000(6)	*
Mark E. Goldstein, Executive Vice President—Tools & Supplies	111,698(7)	*
William K. Hall, Director	29,000(8)	*
Kathleen J. Hempel, Director	28,000(9)	*
Andrew G. Lampereur, Executive Vice President and Chief Financial Officer	207,638(10)	*
Robert A. Peterson, Director	19,400(11)	*
William P. Sovey, Director	31,370(12)	*
Dennis K. Williams, Director	—	
Larry D. Yost, Director	6,000(13)	*
All Directors and Executive Officers (12 persons)	1,428,658(14)	5.0%

* Less than 1%

(1) Unless otherwise noted, the specified person has sole voting power and/or dispositive power over the shares shown as beneficially owned.

(2) Share ownership as of September 30, 2006 based on report issued to the Company by a third party service provider.

(3) Includes 1,200 shares held by spouse, 1,100 shares held by his children through a custodian, 13,394 shares held in the 401(k) Plan, 1,950 shares held in an individual IRA Account, 30,000 shares held by a family limited partnership and 2,276 shares held in the Actuant Corporation Deferred Compensation Plan (the "Employee Deferred Compensation Plan"). Also includes 549,690 shares issuable pursuant to options exercisable currently or within 60 days of October 6, 2006.

(4) Includes 2,107 shares held in the 401(k) Plan and 503 shares held in the Employee Deferred Compensation Plan. Also includes 32,000 shares issuable pursuant to options exercisable currently or within 60 days of October 6, 2006.

(5) Includes 21,000 shares issuable pursuant to options exercisable currently or within 60 days of October 6, 2006. Excludes 2,150 phantom stock units held in the Company's Outside Directors' Deferred Compensation Plan (the "Directors' Deferred Compensation Plan"), as to which he does not have any voting or dispositive power.

(6) Includes 12,000 shares issuable pursuant to options exercisable currently or within 60 days of October 6, 2006.

(7) Includes 2,173 shares held in the 401(k) Plan, 2,750 shares held in an individual IRA Account, 585 shares held in the Employee Stock Purchase Plan, 88,000 shares issuable pursuant to options exercisable currently or within 60 days of October 6, 2006 and 4,690 shares held in the Employee Deferred Compensation Plan.

(8) Includes 24,000 shares issuable pursuant to options exercisable currently or within 60 days of October 6, 2006. Excludes 6,905 phantom stock units held in the Directors' Deferred Compensation Plan, of which he does not have any voting or dispositive power.

(9) Includes 24,000 shares issuable pursuant to options exercisable currently or within 60 days of October 6, 2006.

(10) Includes 5,005 shares held in the 401(k) Plan, 14,000 shares held in an individual IRA Account, 363 shares held in the Employee Stock Purchase Plan, 131,600 shares issuable pursuant to options exercisable currently or within 60 days of October 6, 2006 and 646 shares held in the Employee Deferred Compensation Plan.

(11) Includes 5,200 shares held in an individual IRA account and 12,000 shares issuable pursuant to options exercisable currently or within 60 days of October 6, 2006. Excludes 3,183 phantom stock units held in the Directors' Deferred Compensation Plan, as to which he does not have any voting or dispositive power.

(12) Includes 30,000 shares issuable pursuant to options exercisable currently or within 60 days of October 6, 2006. Excludes 10,532 phantom stock units held in the Directors' Deferred Compensation Plan, as to which he does not have any voting or dispositive power.

(13) Includes 6,000 shares issuable pursuant to options exercisable currently or within 60 days of October 6, 2006. Excludes 1,449 phantom stock units held in the Directors' Deferred Compensation Plan, as to which he does not have any voting or dispositive power.

(14) Includes 23,900 shares held in individual IRA accounts, 30,000 shares held by a family limited partnership, 1,200 shares held by spouses, 1,100 shares held by a custodian for minor children, 1,447 shares held in the Employee Stock Purchase Plan, 22,987 shares held in the 401(k) Plan and 8,115 shares held in the Employee Deferred Compensation Plan. Also includes 930,290 shares issuable pursuant to options exercisable currently or within 60 days of October 6, 2006. Excludes 24,219 phantom stock units held in the Directors' Deferred Compensation Plan, as to which none of the directors has any voting or dispositive power.

The beneficial ownership information set forth above is based on information furnished by the specified persons or known to the Company and is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as required for purposes of this Proxy Statement. It is not necessarily to be construed as an admission of beneficial ownership for other purposes.

PROPOSAL 1

ELECTION OF DIRECTORS

The board of directors currently consists of nine members. Nine directors will be elected to serve until the next annual meeting of shareholders and until their successors shall be elected and qualified. It is the intention of the persons named in the accompanying form of proxy to nominate as directors and, unless otherwise specified in a proxy by a shareholder, to vote such proxy for the election of the persons named below. In the event any of the nominees should become unable to serve as a director, an eventuality which management has no reason to believe will occur, proxies may be voted for another nominee. Each person named below is presently serving as a director of the Company. Dennis K. Williams has been appointed to the board of directors since the last election of directors. Mr. Williams was initially recommended to the nominating and corporate governance committee by an outside director.

	Age	Director Since
Robert C. Arzbaecher President and Chief Executive Officer	46	2000
Gustav H.P. Boel Executive Vice President	61	2000
Thomas J. Fischer (2) Consultant in corporate financial and accounting matters, retired partner of Arthur Andersen LLP	59	2003
William K. Hall (1)(2) Chairman, Procyon Technologies, Inc. (holding company focused on the acquisition and growth of suppliers to the global aerospace and defense industry)	63	2001
Kathleen J. Hempel (2)(3) Private investor and former Vice Chairman and Chief Financial Officer of Fort Howard Corp. (manufacturer, converter and marketer of sanitary tissue products)	56	2001
Robert A. Peterson (1)(2) President and Chief Executive Officer of Norcross Safety Products L.L.C. (manufacturer and marketer of personal safety equipment)	50	2003
William P. Sovey (1)(3) Former Chairman and Chief Executive Officer of Newell Rubbermaid, Inc. (a multi-national manufacturer and marketer of branded consumer products)	73	2000
Dennis K. Williams (3) Former President, Chief Executive Officer and Chairman of IDEX Corporation (a manufacturer of engineered industrial products)	61	2006
Larry D. Yost (1)(3) Former Chairman and Chief Executive Officer of ArvinMeritor Inc. (a multi-national manufacturer of vehicle systems)	68	2004

(1) Member of the Compensation Committee of the Board of Directors.

(2) Member of the Audit Committee of the Board of Directors.

(3) Member of the Nominating and Corporate Governance Committee of the Board of Directors.

All of the directors have held the positions with the Company or other organizations shown in the above table during the past five years, except for the following: (a) Gustav H.P. Boel was Senior Vice President of

APW Ltd. until February 2001 and an independent business consultant from February 2001 until September 2002; (b) Thomas J. Fischer was a partner with Arthur Andersen LLP from 1980 to 2002; and (c) William K. Hall was Chairman, President and Chief Executive Officer of Procyon Technologies from 2000 to 2003.

Robert C. Arzbaecher is a director of CF Industries Holdings, Inc. Thomas J. Fischer is a director of Badger Meter, Inc., Regal-Beloit Corporation and Wisconsin Energy Corporation. William K. Hall is a director of A.M. Castle & Co., Great Plains Energy, Inc., Stericycle, Inc. and W.W. Grainger, Inc. Kathleen J. Hempel is a director of Whirlpool Corp. and Oshkosh Truck Corp. William P. Sovey is a director of Teco Energy, Inc. Dennis K. Williams is a director of Ametek, Inc., IDEX Corporation, Owens-Illinois, Inc. and Washington Group International, Inc. Larry D. Yost is a director of Intermec, Inc., Kennametal Inc. and Milacron Inc.

CORPORATE GOVERNANCE MATTERS

Board Meetings

There were five meetings of the board of directors (and one action by unanimous consent), seven meetings of the audit committee, four meetings of the compensation committee (and one action by unanimous consent) and four meetings of the nominating and corporate governance committee during the fiscal year ended August 31, 2006. During the period in the last fiscal year in which they served, all members of the board of directors attended at least 75% of the aggregate number of meetings of the board of directors and all the committees on which they served.

Committees

The compensation committee of the board of directors determines the compensation of the Company's executive officers, administers incentive compensation plans and equity-based plans maintained by the Company, makes recommendations to the board of directors with respect to the amendment, termination or replacement of such plans, recommends to the board of directors the compensation for board members and conducts an annual evaluation of the performance of the compensation committee. The compensation committee is comprised entirely of independent directors as defined and required by applicable New York Stock Exchange listing standards.

The nominating and corporate governance committee of the board of directors is responsible for evaluating and nominating prospective members for the Company's board of directors and for exercising a leadership role in developing, maintaining and monitoring the Company's corporate governance policies and procedures. The nominating and corporate governance committee is comprised entirely of independent directors as defined and required by applicable New York Stock Exchange listing standards.

The audit committee of the board of directors performs oversight responsibilities as they relate to the Company's accounting policies and internal controls, financial reporting practices and legal and regulatory compliance, including, among other things:

- the integrity of the Company's financial statements;
- the Company's compliance with legal and regulatory requirements;
- review of the independent auditors qualifications and independence; and
- the performance of the Company's internal audit function and the Company's independent auditors.

In addition, the audit committee maintains, through regularly scheduled meetings, a line of communication between the board of directors and the Company's financial management, internal auditors and independent accountants, and prepares the report to be included in the Company's annual proxy statement, as required by the Securities and Exchange Commission rules and regulations. One of the Company's audit committee members, Mr. Fischer, serves on three other audit committees. On October 12, 2006, the Company's board affirmatively determined that such simultaneous service would not impair Mr. Fischer's ability to effectively serve on our audit committee. The audit committee is comprised entirely of independent directors as defined and required by applicable New York Stock Exchange Rules and Securities and Exchange Commission rules.

Each of the committees of the board of directors has adopted a written charter to govern its operations. Copies of the charters are posted on the Company's website at www.actuant.com. Each of the charters is available free of charge upon request to the Company's Chief Financial Officer, 13000 West Silver Spring Drive, Butler, Wisconsin 53007.

Independence Of Directors; Financial Expert

The board has determined that each of Thomas J. Fischer, William K. Hall, Kathleen J. Hempel, Robert A. Peterson, William P. Sovey, Dennis K. Williams and Larry D. Yost (i) is "independent" within the definitions contained in the current New York Stock Exchange rules and the Company's Corporate Governance Guidelines and (ii) has no other "material relationship" with the Company that could interfere with his or her ability to exercise independent judgement. In addition, the board has determined that each member of the audit committee is "independent" within the definition contained in current Securities and Exchange Commission rules. Furthermore, the board has determined that all members of our audit committee meet the financial literacy requirements of the New York Stock Exchange and qualify as "audit committee financial experts" as defined by the Securities and Exchange Commission.

Communications with Directors

The board has adopted a process for communications with shareholders and other interested parties. Shareholders and other interested parties who want to communicate with the board, the non-management directors as a group, or any individual director can write to:

Actuant Corporation
13000 West Silver Spring Drive
Butler, Wisconsin 53007
Attention: Chairman

Your letter should indicate that you are an Actuant shareholder. Depending on the subject matter, management will:

- Forward the communication to the director or directors to whom it is addressed;
- Attempt to handle the inquiry directly, for example where it is a request for information about the Company or it is a stock-related matter; or
- Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the directors on request.

Lead Director

The independent board members have elected a lead, independent director to serve a renewable one-year term. The lead director presides over executive sessions of the independent directors; serves as liaison between the Chairman and Chief Executive Officer of the Company and other independent directors; consults with the Chairman and Chief Executive Officer of the Company as to appropriate scheduling and agendas of meetings of the board; and serves as the principal liaison for communication by shareholders and employees directed specifically toward non-management directors. Mr. Hall currently serves as lead director.

Board Executive Sessions

The non-employee directors of the board regularly meet alone without any members of management being present. Mr. Hall, the lead director, presides at these sessions.

Board Attendance at Annual Meeting

There has been no formal policy with respect to attendance of the directors at the Company's Annual Meeting of Shareholders. All members of the board attended the 2006 Annual Meeting of Shareholders.

Corporate Governance Guidelines

The Company has adopted corporate governance guidelines, the current version of which may be found on the corporate governance page of our website at www.actuant.com, and are available free of charge upon request to the Company's Chairman, 13000 West Silver Spring Drive, Butler, Wisconsin 53007. These guidelines reflect the board's commitment to a system of governance which enhances corporate responsibility and accountability.

Codes of Conduct

The Company has a compliance plan and code of conduct that applies to all officers and employees of the Company (the "Code of Conduct"). The Code of Conduct is available on the corporate governance page of the Company's website at www.actuant.com.

The Company has also adopted a code of ethics that applies to its senior corporate executive team, including its Chief Executive Officer, Chief Financial Officer and Controller. The code of ethics is posted on the Company's website at www.actuant.com. The Company intends to post amendments to, or waivers from, provisions of its code of ethics that apply to the Chief Executive Officer, Chief Financial Officer or Controller on the Company's website. Copies of the code of ethics will be provided free of charge upon written request directed to our Chief Financial Officer, Actuant Corporation, 13000 West Silver Spring Drive, Butler, Wisconsin 53007.

Director Compensation

Directors who are not employees of the Company are paid an annual retainer of $30,000 for serving on the board of directors and an annual retainer for serving on each committee of $10,000, $5,000 and $5,000 for the audit committee, compensation committee and nominating and corporate governance committee, respectively. The chairperson of each committee receives an additional annual fee of $5,000. Directors are also reimbursed for expenses incurred in connection with attendance at meetings. In fiscal year 2006, the Company will pay its lead director an additional annual retainer of $20,000 for his services.

Other than Mr. Williams, in fiscal year 2006, each non-employee director was granted an option to purchase 4,000 shares of Company common stock at an exercise price of $56.22 per share (market value of the Company's common stock on the date of grant) under the Company's Amended and Restated 2001 Directors' Stock Plan.

Directors who are employees of the Company do not receive separate remuneration in connection with their service on the board or board committees.

Under the Directors' Deferred Compensation Plan, each non-employee director may elect to defer all or a specified portion of his or her annual retainer for future payment on a date specified by the participant or upon termination of the participant's service as a director. The amount deferred is used to purchase shares of Company common stock on the open market, which shares are then placed in a rabbi trust. Distributions from the Directors' Deferred Compensation Plan are made in common stock. During fiscal year 2006, four current directors participated in the Directors' Deferred Compensation Plan.

Directors Selection Procedures

The nominating and corporate governance committee has a role in identifying director candidates consistent with criteria established by the board, including the slate of directors presented for election at the Meeting. Historically, the Company has not had a formal policy concerning shareholder recommendations to the nominating and corporate governance committee. The nominating and corporate governance committee will consider recommendations from shareholders concerning the nomination of directors. Recommendations should be submitted in writing to the Company and state the shareholder's name and address, the name and address of the candidate, and the qualifications of and other detailed background information regarding the candidate. To be included in a proxy statement, recommendations must be received not earlier than or later than 120 calendar days preceding the date of release of the prior year's proxy statement. The Company has not received any shareholder recommendations of director candidates with regard to the election of directors covered by this Proxy Statement or otherwise. The direct nomination of a director by shareholders must be made in accordance with the advance written notice requirements of the Company's Bylaws. For consideration at the 2008 Annual Meeting, direct nominations must be received by the Company by September 18, 2007, but no earlier than August 20, 2007.

Nominees for director are selected on the basis of experience, integrity, ability to make independent analytical inquiries, understanding of the Company's business environment and willingness to devote adequate time to board duties.

In evaluating director nominees, the nominating and corporate governance committee also considers the following factors:

- the needs of the Company with respect to the particular talents and experience of its directors;
- the knowledge, skills and experience of nominees;
- familiarity with national and international business matters;
- experience with accounting rules and practices;
- the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members; and
- the appropriate size of the Company's board of directors.

The nominating and corporate governance committee's goal is to assemble a board of directors that brings to the Company a variety of perspectives and skills derived from high quality business and professional experience. In doing so, the nominating and corporate governance committee also considers candidates with appropriate non-business backgrounds.

Other than the foregoing, there are no stated minimum criteria for director nominees, although the nominating and corporate governance committee may also consider such other factors as it may deem are in the best interests of the Company and its shareholders. The nominating and corporate governance committee does, however, believe it appropriate for at least one, and, preferably, several, members of the board to meet the criteria for an "audit committee financial expert" as defined by Securities and Exchange Commission rules, and that a majority of the members of the board meet the definition of "independent director" under New York Stock Exchange listing standards. The nominating and corporate governance committee also believes it appropriate for certain key members of the Company's management to participate as members of the board.

The nominating and corporate governance committee identifies nominees by first evaluating the current members of the board of directors willing to continue in service. Current members of the board with skills and experience that are relevant to the Company's business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the board with that of obtaining a new perspective. If any member of the board does not wish to continue in service or if the nominating and corporate governance committee or the board decides not to re-nominate a member for re-election, the nominating and corporate governance committee identifies the desired skills and experience of a new nominee in light of the criteria above. Current members of the nominating and corporate governance committee and board of directors are polled for suggestions as to individuals meeting the criteria of the nominating and corporate governance committee. Research may also be performed to identify qualified individuals. To date, the Company has not engaged third parties to identify, evaluate or assist in identifying potential nominees, although the Company reserves the right in the future to retain a third-party search firm, if necessary.

Report of the Audit Committee

The following report of the audit committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this report by reference therein.

The audit committee of the board of directors oversees and monitors the Company's management and independent registered public accounting firm (currently PricewaterhouseCoopers LLP) throughout the financial reporting process. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

In this context, the committee has met and held discussions with management and the independent registered public accounting firm regarding the fair and complete presentation of the Company's results of operations and the assessment of the Company's internal control over financial reporting. The committee has discussed significant accounting policies applied by the Company in its financial statements. Management represented to the committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

Additionally, the committee has done, among other things, the following:

- discussed with PricewaterhouseCoopers LLP the overall scope and plans for its audit;

- met with PricewaterhouseCoopers LLP, with and without management present, to discuss the results of its examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting;
- reviewed and discussed the audited financial statements for the fiscal year ended August 31, 2006 with the Company's management and PricewaterhouseCoopers LLP;
- discussed with PricewaterhouseCoopers LLP, the Company's independent accountants, those matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU 380); and
- received the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*) and has discussed with PricewaterhouseCoopers LLP its independence.

Based upon the foregoing, the committee recommended to the board of directors that the audited financial statements be included in the Company's annual report on Form 10-K for the fiscal year ended August 31, 2006.

The audit committee also reviewed management's process designed to achieve compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and received periodic updates regarding management's progress.

No member of the committee is employed by or has any other material relationship with the Company. The board of directors has determined that each of the members of the audit committee qualifies as an audit committee financial expert under Securities and Exchange Commission regulations, and the audit committee is comprised entirely of independent directors as required by the New York Stock Exchange listing standards and the applicable rules of the Securities and Exchange Commission.

Thomas J. Fischer (Chairman)
William K. Hall
Kathleen J. Hempel
Robert A. Peterson

EXECUTIVE COMPENSATION

Report of the Compensation Committee of the Board of Directors on Executive Compensation

Development of Compensation Approach and Objectives. The compensation committee of the board of directors is responsible for establishing the policies under which compensation is paid or awarded to the Company's executive officers, and determining the amount of such compensation. No member of the committee is employed by the Company. The committee's objective is to develop a total compensation program that is competitive in the marketplace and provides incentive to increase shareholder value. Each year, the committee reviews the Company's executive compensation policies relative to market competitiveness, and then determines what changes in the compensation program, if any, are appropriate for the following year. This review is conducted at the beginning of each fiscal year. Compensation of the Company's executive officers currently consists of three key components—salary, bonus and long-term incentive compensation.

As in past years, for fiscal 2006 the committee retained an independent outside consultant who provided advice as well as data regarding the compensation practices of U.S. manufacturing companies. Competitive pay standards were derived from the results of compensation surveys, including comparisons with many manufacturing companies. This data, along with the President and Chief Executive Officer's recommendations for particular executive officer compensation and information regarding an executive's experience, expertise and demonstrated performance, were reviewed by the committee in connection with developing fiscal 2006 salaries, annual bonus plans and long-term incentive plans.

Annual Bonus Plans. Annual cash bonus awards are made to Company executives based upon the degree of achievement of the year's financial objectives. An executive may receive more, or less, than the target bonus based on actual business results.

Company executives not in charge of business segments receive bonus payments based upon the performance of the Company as a whole. For fiscal 2006, bonuses were based on a year over year improvement in the Company's Combined Management Measure ("CMM") (80%) and performance against a low cost country sourcing target (10%) and a sales growth target (10%). CMM is net earnings before interest, taxes and amortization less a 20% charge based upon the net assets employed, subject to adjustment as approved by the committee. For the fiscal year ended August 31, 2006, aggregate bonuses for the Company's executive officers not in charge of a business segment equaled 169% of the executives' target bonuses.

Company executives responsible for a business segment are eligible for bonuses based on the Company's CMM and on the performance of that business segment, based upon the year-over-year improvement in business segment CMM. For fiscal 2006, bonuses were based on year-over-year improvement in business segment CMM (60%), year-over-year improvement in Actuant's consolidated CMM (20%), and performance against a low cost country sourcing target (10%) and a sales growth target (10%). Bonuses for the Company's business segment executives for fiscal year 2006 ranged from 48% to 228% of their target bonuses.

Long-term Incentive Component.

Stock Ownership Guidelines

To emphasize the committee's belief that stock ownership by the Company's executive officers directly focuses those executives on increasing shareholder value, officer stock ownership guidelines have been adopted. In general, it is the Company's policy that executive officers (other than the Chief Executive) should hold stock or options equal to a minimum of three times their base salary (recognizing that newer officers may need two or more years to build their ownership, up to that level), and that the President and Chief Executive Officer should hold common stock or options to purchase the Company's common stock equal to a minimum of five times his base salary. All of the Company's named executive officers were in compliance with these requirements as of August 31, 2006.

To assist executive officers in achieving the ownership guidelines, the Company adopted an executive officer stock option matching program in fiscal 2006 (the "Stock Option Matching Program") pursuant to which the Company matches share purchases with an equal number of stock options that vest after five years. During fiscal 2006, a total of 6,500 stock options were granted to certain executive officers (including Messrs. Blackmore, Boel, and Goldstein) under this program. There were no stock option grants to executive officers pursuant to the Stock Option Matching Program in fiscal 2005 or 2004.

Stock Options

Stock options are granted annually to executive officers. Options are also granted to other key employees whose present and future contributions are especially important to the Company. All option grants are priced at the average of the high and low market value of the Company's common stock on the date of grant. Unless earlier terminated, options expire ten years from the date of grant and generally become exercisable as to half of the options three years after the date of grant and the other half five years after the date of grant. During fiscal year 2006, a total of 140,250 stock options were granted to the named executive officers.

Senior Executive Long-Term Incentive Plan

To emphasize the committee's belief that the continued growth and profitability of the Company depends, in part, upon the ability of the Company to attract and retain highly qualified executives, a cash-based long term incentive plan (the "LTI Plan") for selected senior executives was established by the board of directors and approved by the shareholders at the July 7, 2006 Special Meeting of Shareholders. The following executive officers are eligible to participate in the LTI Plan: Messrs. Robert Arzbaecher, William Blackmore, Mark Goldstein and Andrew Lampereur. The LTI Plan covers a performance measurement period of eight plan years. A plan year is the 12-month period beginning on May 1 and ending the following April 30. The amount of compensation to be paid to the participants in the LTI Plan will be based upon the achievement of an economic performance measure during the performance period as follows: at any time during the eight year measurement period, the "fair market value" of the Company's common stock is at least $100 per share and remains at or above $100 for 30 consecutive trading days. The LTI Plan defines "fair market value" as the mean of the high and low sales prices recorded in composite transactions on the New York Stock Exchange.

In the event of a sale of over 50% of the outstanding shares of common stock of the Company, the performance target shall be deemed achieved if the consideration received by the selling shareholders as a result of the change in control is at least $100 per share. The stock price performance target may be equitably adjusted, at the discretion of the compensation committee, to give effect to any stock dividend or distribution, stock split, spin-off, split-off, spin-out, recapitalization, merger, consolidation, reorganization, combination or exchange of shares.

The overall pool amount under the LTI Plan is based on the number of plan years that it takes to achieve the performance target as described below:

Time to Achieve Performance Target After Effective Date	LTI Payout Pool
On or before May 1, 2011	$20 Million
After May 1, 2011 and on or before May 1, 2012	$16.6 Million
After May 1, 2012 and on or before May 1, 2013	$13.3 Million
After May 1, 2013 and on or before May 1, 2014	$10 Million
After May 1, 2014	$0

The compensation payable to a participant in the LTI Plan will be a percentage of the overall pool amount for the LTI Plan as a whole. The LTI Plan provides that Mr. Arzbaecher's share of the pool amount under the plan is 50% and the respective percentage of each of Messrs. Blackmore, Goldstein and Lampereur is 16.66%. No payment will be made if the performance target is not achieved by May 1, 2014. In addition, a participant's share of the pay out pool may not be increased, including as a result of the reduction of any other participant's payment.

If the performance target is achieved during the performance measurement period, each participant who is both employed by the Company (i) on the date the performance target is achieved and (ii) on May 1, 2011 shall be entitled to receive a long term incentive payment under the LTI Plan. Awards earned under the LTI Plan will be paid following the later of (i) the date the performance target is achieved during the performance measurement period or (ii) May 1, 2011 (the fifth anniversary of the effective date of the LTI Plan).

A participant must be employed by the Company on the payment date to receive his percentage of the payout pool unless the performance target is achieved while the participant is an employee and the participant's employment is terminated by the Company without cause or by death. In such cases a participant will be eligible to receive an award on the date that awards are paid to other plan participants. A participant's right to any long term incentive payment under the LTI Plan shall be immediately forfeited in the event that the participant voluntarily terminates employment or is terminated for cause.

Chief Executive Officer Compensation. Mr. Arzbaecher's salary for calendar year 2006 was $750,000 and his bonus target for fiscal 2006 was $750,000. Mr. Arzbaecher's actual bonus for fiscal 2006 was $1,268,925 (169% of target) based on the Company's performance as described above. During fiscal 2006 the Company granted Mr. Arzbaecher options to acquire 75,000 shares.

Tax Deductibility of Executive Compensation. Section 162(m) of the Internal Revenue Code limits the Company's federal income tax deduction to $1,000,000 per year for compensation paid to its Chief Executive Officer or any of the other executive officers named in the summary compensation table of this Proxy Statement. Performance-based compensation (i.e. bonus and long-term incentive compensation) is not, however, subject to the deduction limit, provided certain requirements of Section 162(m) are satisfied. The Company believes that its stock plans comply with the final Section 162(m) regulations adopted by the Internal Revenue Service. In order to preserve the deductibility of performance-based compensation, the Company will generally seek to comply with Section 162(m) of the Code to the extent such compliance is practicable and in the best interests of the Company and its shareholders.

Compensation Committee Charter. The compensation committee has adopted a written charter to govern its operations. The compensation committee has evaluated its compliance with its charter and determined that it has complied with its charter.

William K. Hall (Chairman)
Robert A. Peterson
William P. Sovey
Larry D. Yost

Summary Compensation Table

The following table sets forth compensation awarded to, earned by or paid to the Company's Chief Executive Officer and each of the Company's other four most highly compensated executive officers who were serving as executive officers at the end of fiscal 2006, for services rendered to the Company and its subsidiaries ("named executive officers"). Also included in the table is actual compensation information for those individuals for fiscal years 2005 and 2004.

	Annual Compensation			Long-Term Compensation Awards		
Name and Principal Position	Year	Salary	Bonus	Securities Underlying Options/ SARS (1)	Restricted Stock Awards ($)(2)	All Other Compensation ($)(3)(4)(5)(6)
Robert C. Arzbaecher						
President and Chief Executive Officer	2006	$722,308	$1,268,925	75,000	$ -0-	$69,270
President and Chief Executive Officer	2005	670,000	434,160	75,000	-0-	59,726
President and Chief Executive Officer	2004	580,000	933,800	86,380	-0-	43,080
Williams S. Blackmore						
Executive Vice President—Engineered Solutions	2006	$357,692	$ 100,031	19,750	$ -0-	$84,950
Executive Vice President—Engineered Solutions	2005	325,000	39,488	20,000	-0-	28,363
Executive Vice President—Engineered Solutions	2004	275,000	226,600	16,000	-0-	19,714
Gustav H.P. Boel (7)						
Executive Vice President	2006	$328,085	$ 222,035	3,000	$100,620	$15,793
Executive Vice President	2005	338,627	45,943	-0-	240,540	59,920
Executive Vice President, European Electrical	2004	294,455	60,952	18,000	-0-	48,635
Mark E. Goldstein						
Executive Vice President—Tools & Supplies	2006	$369,423	$ 526,175	23,750	$ -0-	$56,520
Executive Vice President—Tools & Supplies	2005	340,000	181,730	24,000	-0-	34,138
Executive Vice President—Tools & Supplies	2004	315,000	262,521	24,000	-0-	30,614
Andrew G. Lampereur						
Executive Vice President and Chief Financial Officer	2006	$332,885	$ 291,853	18,750	$ -0-	$60,211
Executive Vice President and Chief Financial Officer	2005	310,000	125,550	20,000	-0-	36,051
Executive Vice President and Chief Financial Officer	2004	285,000	294,975	24,000	-0-	26,219

(1) Consists entirely of stock options. See corresponding table, "Option/SAR Grants in Last Fiscal Year" on page 16 for further details.

(2) Mr. Boel was granted 1,800 shares of restricted stock in January 2006 and 6,000 shares of restricted stock in October 2004. The dollar values shown in the table above are based on the respective closing prices on the dates the restricted stock was granted of $55.90 and $40.09 per share, respectively. The restricted stock grants vest on January 12, 2009 and October 27, 2007, respectively. The value of the restricted stock grant as of August 31, 2006 was $81,180 and $270,600, respectively, based on the closing price of $45.10 per share on that date. Dividends are paid on the restricted stock at the same rate as other outstanding shares of the Company's common stock.

(3) The 2006 amounts represent the following: (a) the Company's 401(k) Plan matching contributions as follows: Mr. Arzbaecher—$3,375, Mr. Blackmore—$3,375, Mr. Goldstein—$3,375 and Mr. Lampereur—$3,375; (b) the Company's 401(k) Plan core and restoration contributions as follows: Mr. Arzbaecher—$34,694, Mr. Blackmore—$13,115, Mr. Goldstein—$17,285 and Mr. Lampereur—$14,503; (c) auto payments as follows: Mr. Arzbaecher—$7,401, Mr. Blackmore—$7,368, Mr. Boel—$15,793, Mr. Goldstein—$6,897 and Mr. Lampereur—$11,341; (d) imputed income from term life insurance coverage in excess of the IRS designated tax-free amounts as follows: Mr. Arzbaecher—$1,870, Mr. Blackmore—$1,092, Mr. Goldstein—$1,092 and Mr. Lampereur—$540; (e) financial planning services

reimbursements as follows: Mr. Arzbaecher—$7,485 and Mr. Lampereur—$345; (f) cash bonuses related to the integration of Key Components, Inc. as follows: Mr. Blackmore—$60,000, Mr. Goldstein—$25,000 and Mr. Lampereur $25,000; and (g) personal use of the Company's aircraft as follows: Mr. Arzbaecher $14,445 and Mr. Lampereur $5,108.

(4) The 2005 amounts represent the following: (a) the Company's 401(k) Plan matching contributions as follows: Mr. Arzbaecher—$3,300, Mr. Blackmore—$3,300, Mr. Goldstein—$3,300 and Mr. Lampereur—$3,300; (b) the Company's 401(k) Plan core and restoration contributions as follows: Mr. Arzbaecher—$47,699, Mr. Blackmore—$16,108, Mr. Goldstein—$17,960 and Mr. Lampereur—$18,034; (c) auto payments as follows: Mr. Arzbaecher—$7,271, Mr. Blackmore—$7,427, Mr. Goldstein—$7,245 and Mr. Lampereur—$9,950; (d) imputed income from term life insurance coverage in excess of the IRS designated tax-free amounts as follows: Mr. Arzbaecher—$1,456, Mr. Blackmore—$810, Mr. Goldstein—$810 and Mr. Lampereur—$540; (e) interest paid by the Company on loans in connection with the former Executive Stock Purchase Plan as follows: Mr. Blackmore—$718, Mr. Goldstein—$810 and Mr. Lampereur—$1,664; (f) financial planning services reimbursements as follows: Mr. Boel—$21,454, Mr. Goldstein—$4,213 and Mr. Lampereur—$2,563; and (g) the cost of a company-provided apartment for Mr. Boel in the amount of $38,466.

(5) The 2004 amounts represent the following: (a) the Company's 401(k) Plan matching contributions as follows: Mr. Arzbaecher—$3,300, Mr. Blackmore—$3,300, Mr. Goldstein—$3,300 and Mr. Lampereur—$3,300; (b) the Company's 401(k) Plan core and restoration contributions as follows: Mr. Arzbaecher—$31,101, Mr. Blackmore—$10,393, Mr. Goldstein—$15,702 and Mr. Lampereur—$12,911; (c) auto payments as follows: Mr. Arzbaecher—$7,352, Mr. Blackmore—$5,228, Mr. Goldstein—$6,589 and Mr. Lampereur—$8,363; (d) imputed income from term life insurance coverage in excess of the IRS designated tax-free amounts as follows: Mr. Arzbaecher—$1,327, Mr. Blackmore—$793, Mr. Goldstein—$810 and Mr. Lampereur—$540; (e) financial planning services reimbursements as follows: Mr. Goldstein—$4,213 and Mr. Lampereur—$1,105; and (f) the cost of a company-provided apartment for Mr. Boel in the amount of $48,635.

(6) In all years the amounts presented exclude the interest earned on voluntary executive officer compensation deferrals into the Employee Deferred Compensation Plan. Interest was earned on deferred balances under the Employee Deferred Compensation Plan for fiscal years 2006, 2005, and 2004 at interest rates of 8.24%, 8.08% and 7.55%, respectively, which represent fair market interest rates. The Employee Deferred Compensation Plan is available to all domestic employees meeting minimum compensation thresholds.

(7) Mr. Boel received the majority of his compensation for fiscal 2006, 2005, and 2004 in Euro currency. Amounts shown are converted into US dollars at an average rate of exchange for the applicable fiscal year (for 2006, one euro equals $1.23; for 2005, one euro equals $1.27; for 2004, one euro equals $1.21).

Option/SAR Grants in Last Fiscal Year

The following table sets forth information concerning stock option grants during the last fiscal year to the named executive officers. The Company does not grant stock appreciation rights ("SARs").

Name	Individual Grants: Number of Securities Underlying Options/SARs Granted(#)	Percent of Total Options/SARs Granted to Employees in Fiscal Year (1)	Exercise or Base Price ($/Share)	Expiration Date (2)	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (3): 5%	10%
Robert C. Arzbaecher	75,000	20.0%	$56.22	1/12/16	$2,651,734	$6,720,015
William S. Blackmore	18,750	5.0%	56.22	1/12/16	662,933	1,680,003
	1,000(4)	*	49.53	7/6/16	31,149	78,938
Gustav H.P. Boel	3,000(4)	*	49.53	7/6/16	93,447	236,814
Mark E. Goldstein	21,250	5.7%	56.22	1/12/16	751,324	1,904,004
	2,500(4)	*	49.53	7/6/16	77,872	197,345
Andrew G. Lampereur	18,750	5.0%	56.22	1/12/16	662,933	1,680,003

* Less than 1%

(1) Based on total stock option grants of 375,501 shares (including executive officers and others) made during the fiscal year ended August 31, 2006.

(2) Unless earlier terminated, options expire ten years from the date of grant and generally become exercisable as to half of the shares three years after the date of grant and the other half five years after the date of grant. In the event of a change in control of the Company, the compensation committee may either provide for equivalent substitute options to be granted to the optionees or a cash-out of the options based on the highest fair market value per share of Company common stock during the 60-day period immediately preceding the change in control. Optionees who earn more than $100,000 per year may elect to defer receipt of option shares upon exercise of an option. Throughout the deferral period, the deferred shares are credited with "deemed dividends" at the same rate as dividends paid on Company common stock. At the end of the deferral period, such accumulated cash dividend equivalent amounts are converted into shares of common stock and distributed with the shares of common stock issued to settle the optionee's deferred share account.

(3) The dollar amounts under these columns are the result of calculations at the 5% and 10% appreciation rates set by the Securities and Exchange Commission and are not intended to forecast possible future appreciation, if any, of the common stock price.

(4) Represent stock options granted pursuant to the Stock Option Matching Program.

Aggregate Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

The following table sets forth information for each of the named executive officers concerning options exercised during fiscal year 2006 and the number and value of stock options outstanding at the end of the fiscal year. No SARs are outstanding.

			Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End ($)(2)	
Name	Shares Acquired	Value Realized	Exercisable	Unexercisable (1)	Exercisable	Unexercisable
Robert C. Arzbaecher	-0-	-0-	462,190	288,190	$14,039,456	$2,868,146
William S. Blackmore	-0-	-0-	22,000	61,750	366,340	412,540
Gustav H.P. Boel	-0-	-0-	21,000	12,000	455,017	95,287
Mark E. Goldstein	-0-	-0-	62,000	85,750	1,611,798	813,678
Andrew G. Lampereur	36,920	$2,190,545	109,600	74,750	3,294,426	745,914

(1) Represents unvested options at the end of fiscal 2006.

(2) Based upon the closing price of $45.10 of the common stock on the New York Stock Exchange, composite tape on August 31, 2006, as reported in the Wall Street Journal.

Long-Term Incentive Plans—Awards in Last Fiscal Year

The following table sets forth information regarding possible future payouts to the named executive officers under the LTI Plan, a cash-based performance plan established by the board of directors in fiscal 2006 and approved by the shareholders at the Special Meeting on July 7, 2006.

	If Target Achieved (1)				
Name	Prior to or on *May 1, 2011*	After May 1, 2011 and prior to or on *May 1, 2012*	After May 1, 2012 and prior to or on *May 1, 2013*	After May 1, 2013 and prior to or on *May 1, 2014*	After *May 1, 2014*
Robert C. Arzbaecher	$10,000,000	$8,300,000	$6,650,000	$5,000,000	-0-
William Blackmore	$ 3,332,000	$2,765,560	$2,215,780	$1,666,000	-0-
Mark Goldstein	$ 3,332,000	$2,765,560	$2,215,780	$1,666,000	-0-
Andrew Lampereur	$ 3,332,000	$2,765,560	$2,215,780	$1,666,000	-0-

(1) The amount of compensation to be paid to the participants in the LTI Plan will be based upon the achievement of an economic performance measure during the performance periods as follows: at any time during the eight year measurement period, the "fair market value" of the Company's common stock is at least $100 per share and remains at or above $100 for 30 consecutive trading days. The LTI Plan defines "fair market value" as the mean of the high and low sales prices recorded in composite transactions on the New York Stock Exchange. If the performance target is achieved during the performance measurement period, each participant who is both employed by the Company (i) on the date the performance target is achieved and (ii) on May 1, 2011 shall be entitled to receive a long term incentive payment under the LTI Plan. Awards earned under the LTI Plan will be paid following the later of (i) the date the performance target is achieved during the performance measurement period or (ii) May 1, 2011 (the fifth anniversary of the effective date of the LTI Plan). A participant must be employed by the Company on the payment date to receive his percentage of the payout pool unless the performance target is achieved while the participant is an employee and the participant's employment is terminated by the Company without cause or by death.

Change in Control Arrangements

Certain of the Company's stock option plans contain provisions that would be triggered by a change in control of the Company. The 1996, 2001 and 2002 Stock Option Plans permit the compensation committee to either provide for equivalent substitute options to be granted to the optionees upon a change in control or the cash-out of options previously granted under such plan based on the highest fair market value per share of Company common stock during the 60-day period immediately preceding the change in control. The stock option deferral programs which are part of each stock option plan maintained by the Company require distribution of all deferred shares as soon as administratively practicable after the date of a change in control.

The Company has entered into change in control agreements with each of Messrs. Arzbaecher, Blackmore, Boel, Goldstein and Lampereur, present executive officers of the Company, whereby the Company will provide the executives with termination benefits upon termination of employment following both a change in control and a triggering event. A triggering event is generally defined as:

- (a) reducing the total base compensation amount paid by the Company to the executive or (b) modifying the bonus plan applicable to the executive which results in the executive earning less than the then existing bonus plan or (c) reducing the total aggregate value of the fringe benefits received by the executive from the Company from the levels received by the executive at the time of a change in control or during the 180-day period immediately preceding the change in control; or
- a material change in the executive's position or duties, executive's reporting responsibilities, or persons reporting to the executive from the levels existing at the time of a change in control or during the 180-day period immediately preceding the change in control; or
- a change in the location or headquarters where the executive is expected to provide services of 40 or more miles from the previous location existing at the time of the change in control or during the 180-day period immediately preceding the change in control.

A change in control is defined as:

- a sale of over 50% of the stock of the Company measured in terms of voting power, other than in a public offering or certain acquisitions by the Company; or
- the sale by the Company of over 50% of its business or assets in one or more transactions over a consecutive 12-month period; or
- a merger or consolidation of the Company with any other corporation if the shareholders of the Company prior to the transaction do not own at least 50% of the surviving entity; or
- the acquisition by any means of more than 25% of the voting power or common stock of the Company by any person or group of persons (with group defined by the definitions under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended); or
- the election of directors constituting a majority of the Company's board of directors pursuant to a proxy solicitation not recommended by the Company's board of directors.

The terms of the change in control agreements are not uniform and vary by executive. The period of time during which a triggering event (and corresponding termination of employment) must occur in connection with a change in control vary from 6 months prior to, and 18 to 24 months following, the change in control. The termination benefits payable range from one to two times base salary plus one to two times bonus. The Company will also continue to provide welfare benefits and other perquisites which the executive was receiving at the time of the change in control for a period ranging from 12 to 24 months after termination.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2006, the compensation committee of the board of directors was composed of William K. Hall, Robert A. Peterson, William P. Sovey and Larry D. Yost. None of these persons has at any time been an officer or employee of the Company or any of its subsidiaries. In addition, there are no relationships among the Company's executive officers, members of the compensation committee or entities whose executives serve on the compensation committee that require disclosure under applicable Securities and Exchange Commission regulations.

Performance Graph

The following graph shows the cumulative total shareholder return on the common stock during the preceding five fiscal years as compared to the returns on the Standard & Poor's 500 Stock Index and the Dow Jones US Industrial Diversified Index. The graph assumes that $100 was invested on August 31, 2001 in the common stock and each index and that all dividends were reinvested.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

AMONG ACTUANT CORPORATION, THE S & P 500 INDEX
AND THE DOW JONES US DIVERSIFIED INDUSTRIALS INDEX



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ACTUANT CORPORATION
S & P 500
DOW JONES US DIVERSIFIED INDUSTRIALS

* $100 invested on 8/31/01 in stock or index-including reinvestment of dividends. Fiscal year ending August 31.

	2001	2002	2003	2004	2005	2006
ACTUANT CORPORATION	$100.00	$180.34	$242.76	$356.81	$399.81	$426.10
S&P 500	100.00	82.01	91.90	102.43	115.29	125.53
DOW JONES US INDUSTRIAL DIVERSIFIED	100.00	74.32	80.04	95.52	98.63	102.10

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Company is not aware of any related party transactions in fiscal year 2006.

OTHER INFORMATION

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the Securities Exchange Act of 1934, the Company's directors, executive officers and persons who beneficially own 10% or more of the common stock are required to report their initial ownership of common stock and subsequent changes in that ownership to the Securities and Exchange Commission and the New York Stock Exchange. Specific due dates for those reports have been established and the Company is required to disclose in this Proxy Statement any failure to file by those due dates during fiscal 2006. Based upon a review of such reports furnished to the Company, or written representations that no reports were required, the Company believes that all of those filing requirements were satisfied with respect to fiscal 2006, except for late filings on Form 4 that occurred on July 25, 2006 to report options granted on July 6, 2006 for Mr. Blackmore, Mr. Boel, and Mr. Goldstein.

Independent Public Accountants

The Company retained PricewaterhouseCoopers LLP as its accountants for fiscal year 2006.

The Company expects that representatives of PricewaterhouseCoopers LLP will be present at the Meeting and available to respond to appropriate questions and make a statement if desired.

Fees Billed to the Company by PricewaterhouseCoopers LLP During Fiscal Year 2006 and 2005

PricewaterhouseCoopers LLP was the Company's principal accountant for fiscal years 2006 and 2005. Aggregate fees for professional services rendered for the Company by PricewaterhouseCoopers LLP for such fiscal years were as follows:

	Fiscal Year Ended August 31, 2006	Fiscal Year Ended August 31, 2005
Audit Fees	$1,727,600	$1,430,000
Audit-Related Fees	$ 33,000	$ 204,000
Tax Fees	$ 311,000	$ 572,000
All Other Fees	$ -0-	$ -0-

Audit Fees were for professional services rendered for the audit of the Company's annual financial statements and related audit of the Company's internal control over financial reporting, the review of quarterly financial statements, the preparation of statutory and regulatory filings, and the issuance of comfort letters and consents, and related out of pocket expenses. Audit-Related Fees were for professional services rendered in connection with accounting consultations and due diligence and audits in connection with acquisitions. In addition, audit fees for fiscal year 2005 include procedures in connection with the Company's equity offering and consultations regarding the implementation of the provisions of Section 404 of the Sarbanes-Oxley Act of 2002. For fiscal year 2006, Tax Fees consist of $194,000 related to professional services related to tax compliance, including foreign tax return preparation and transfer pricing studies and $117,000 for professional services related to tax planning and tax advice. For fiscal year 2005, Tax Fees consist of $292,000 for professional services related to tax compliance, including foreign tax return preparation and transfer pricing studies, and $280,000 for professional services related to tax planning and tax advice.

The audit committee has considered the compatibility of the non-audit services provided by PricewaterhouseCoopers LLP to PricewaterhouseCoopers LLP's continued independence and has concluded that the independence of PricewaterhouseCoopers LLP is not compromised by the performance of such services.

The audit committee has adopted policies and procedures for the pre-approval of the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services does not impair the auditor's independence. All annual recurring audit fees require specific approval by the audit committee prior to the work commencing. All non-audit services which involve more that $50,000 in fees require specific approval by the audit committee prior to the work commencing. The audit committee has given general pre-approval for all legally allowable services provided by the independent auditor that involve less than $50,000, on the condition that such engagement must be specifically pre-approved by management and management must provide quarterly reports of such activity to the audit committee.

Shareholder Proposals

Shareholder proposals must be received by the Company no later than August 8, 2007 in order to be considered for inclusion in the Company's annual meeting proxy statement next year. Shareholders who wish to submit a proposal not intended to be included in the Company's annual meeting proxy statement but to be presented at next year's annual meeting, or who propose to nominate a candidate for election as a director at that meeting, are required by the Company's bylaws to provide notice of such proposal or nomination to the principal executive offices of the Company. This notice must be delivered to the Company by September 18, 2007, but no earlier than August 20, 2007, to be considered for a vote at next year's annual meeting. The notice must contain the information required by the Company's bylaws.

Householding of Annual Meeting Materials

Some banks, brokers, and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this proxy statement and the Annual Report on Form 10-K for the fiscal year ended August 31, 2006 may have been sent to multiple shareholders in your household. If you would prefer to receive separate copies of a proxy statement or Annual Report on Form 10-K either now or in the future, please contact your bank, broker or other nominee. Upon written or oral request to the Chief Financial Officer, we will provide a separate copy of the annual report and/or proxy statement.

Additional Matters

Other than the proposals and matters described herein, management is not aware of any other matters which will be presented for action at the Meeting. If other matters do come before the Meeting, including any matter as to which the Company did not receive notice by October 22, 2006 and any shareholder proposal omitted from this Proxy Statement pursuant to the applicable rules of the Securities and Exchange Commission, it is intended that proxies will be voted in accordance with the judgment of the person or persons exercising the authority conferred thereby.

By Order of the Board of Directors,

ROBERT C. ARZBAECHER
Chairman of the Board

Milwaukee, Wisconsin
December 6, 2006

It is important that proxies be returned promptly. Therefore, whether or not you expect to attend the Annual Meeting in person, shareholders are requested to complete, date, sign and return their proxies as soon as possible.

A copy (without exhibits) of the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2006, as filed with the Securities and Exchange Commission, has been provided with this Proxy Statement. Additional copies of the Form 10-K are available, free of charge, upon request directed to Andrew Lampereur, Executive Vice President and Chief Financial Officer, Actuant Corporation, P.O. Box 3241, Milwaukee, Wisconsin 53201.

www.actuant.com

Actuant

P.O. Box 3241
Milwaukee, WI 53201-3241
262 373 7400

Glendale Campus
6100 North Baker Road
Glendale, WI 53209
414 352 4160

Butler Campus
13000 West Silver Spring Drive
Butler, WI 53007
262 373 7400